

OFFICE PROPERTIES
INCOME TRUST

2023 Annual Report

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2023

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission file number 1-34364

OFFICE PROPERTIES INCOME TRUST
(Exact Name of Registrant as Specified in Its Charter)

Maryland	**26-4273474**
(State of Organization)	(I.R.S. Employer Identification No.)

Two Newton Place, 255 Washington Street, Suite 300, Newton, MA 02458-1634
(Address of Principal Executive Offices)   (Zip Code)

Registrant's Telephone Number, Including Area Code **617-219-1440**

Securities registered pursuant to Section 12(b) of the Act:

Title Of Each Class	**Trading Symbol(s)**	**Name Of Each Exchange On Which Registered**
Common Shares of Beneficial Interest	OPI	The Nasdaq Stock Market LLC
6.375% Senior Notes due 2050	OPINL	The Nasdaq Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☒   No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.   Yes ☐   No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☒
Non-accelerated filer	☐	Smaller reporting company	☐
Emerging growth company	☐		

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   Yes ☐   No ☒

The aggregate market value of the voting common shares of beneficial interest, $.01 par value, or common shares, of the registrant held by non-affiliates was approximately $366.6 million based on the $7.70 closing price per common share on The Nasdaq Stock Market LLC on June 30, 2023. For purposes of this calculation, an aggregate of 971,705 common shares held directly by, or by affiliates of, the trustees and the executive officers of the registrant have been included in the number of common shares held by affiliates.

Number of the registrant's common shares outstanding as of February 14, 2024: 48,754,546.

References in this Annual Report on Form 10-K to the Company, OPI, we, us or our mean Office Properties Income Trust and its consolidated subsidiaries unless otherwise expressly stated or the context indicates otherwise.

DOCUMENTS INCORPORATED BY REFERENCE

Certain information required by Items 10, 11, 12, 13 and 14 of Part III of this Annual Report on Form 10-K is incorporated by reference to our definitive Proxy Statement for the 2024 Annual Meeting of Shareholders, to be filed with the Securities and Exchange Commission within 120 days after the fiscal year ended December 31, 2023.

Warning Concerning Forward-Looking Statements

This Annual Report on Form 10-K contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws that are subject to risks and uncertainties. These statements may include words such as "believe", "expect", "anticipate", "intend", "plan", "estimate", "will", "may" and negatives or derivatives of these or similar expressions. These forward-looking statements include, among others, statements about: our leverage levels and possible future financings; demand for office space; our future leasing activity, commitments and obligations; economic and market conditions; our liquidity needs and sources; our capital expenditure plans and commitments; acquisitions and our pending or potential dispositions; our redevelopment and construction activities and plans; and the amount and timing of future distributions.

Forward-looking statements reflect our current expectations, are based on judgments and assumptions, are inherently uncertain and are subject to risks, uncertainties and other factors, which could cause our actual results, performance or achievements to differ materially from expected future results, performance or achievements expressed or implied in those forward-looking statements. Some of the risks, uncertainties and other factors that may cause our actual results, performance or achievements to differ materially from those expressed or implied by forward-looking statements include, but are not limited to, the following:

- Our ability to make required payments on our debt or refinance our debts as they mature or otherwise become due,

- Our ability to maintain sufficient liquidity, including the availability of borrowings under our revolving credit facility and our ability to obtain new debt financing, and otherwise manage leverage,

- Our ability to comply with the terms of our debt agreements and meet financial covenants,

- The extent to which changes and trends in office space utilization and needs, including due to remote work arrangements, continue to impact demand for office space at our properties,

- Whether our tenants will renew or extend their leases and not exercise early termination options pursuant to their leases or that we will obtain replacement tenants on terms as favorable to us as our prior leases,

- Our ability to increase or maintain occupancy at our properties on terms desirable to us, and our ability to increase rents when our leases expire or renew,

- The impact of unfavorable market and commercial real estate industry conditions due to high interest rates, prolonged high inflation, labor market challenges, supply chain disruptions, volatility in the public equity and debt markets and in commercial real estate markets, generally and in the sectors we operate, geopolitical instability and tensions, economic downturns or a possible recession or changes in real estate utilization, among other things, on us and our tenants,

- The likelihood that our tenants will pay rent or be negatively impacted by continuing unfavorable market and commercial real estate industry conditions or government budget constraints,

- Our ability to effectively raise and balance our use of debt and equity capital,

- Our ability to manage our capital expenditures and other operating costs effectively and to maintain and enhance our properties and their appeal to tenants,

- The financial strength of our tenants,

- Our ability to sell properties at prices we target,

- Our tenant and geographic concentration,

- Risks and uncertainties regarding the costs and timing of development, redevelopment and repositioning activities, including as a result of prolonged high inflation, cost overruns, supply chain challenges, labor shortages, construction delays or inability to obtain necessary permits or volatility in the commercial real estate markets,

- Our ability to acquire properties that realize our targeted returns,

- Our credit ratings,

- Our ability to pay distributions to our shareholders and to maintain or increase the amount of such distributions,

- The ability of our manager, The RMR Group LLC, or RMR, to successfully manage us,

- Competition within the commercial real estate industry, particularly in those markets in which our properties are located,

- Compliance with, and changes to, federal, state and local laws and regulations, accounting rules, tax laws and similar matters,

- The impact of any U.S. government shutdown or failure to increase the government debt ceiling on our ability to collect rents and pay our operating expenses, debt obligations and distributions to shareholders on a timely basis,

- Actual and potential conflicts of interest with our related parties, including our Managing Trustees, RMR, Sonesta International Hotels Corporation, or Sonesta, and others affiliated with them,

- Limitations imposed by and our ability to satisfy complex rules to maintain our qualification for taxation as a real estate investment trust, or REIT, for U.S. federal income tax purposes,

- Acts of terrorism, outbreaks or continuation of pandemics or other public health safety events or conditions, war or other hostilities, material or prolonged disruption to supply chains, global climate change or other manmade or natural disasters beyond our control, and

- Other matters.

These risks, uncertainties, and other factors are not exhaustive and should be read in conjunction with other cautionary statements that are included in our periodic filings. The information contained elsewhere in this Annual Report on Form 10-K or in our other filings with the Securities and Exchange Commission, or SEC, including under the caption "Risk Factors," or incorporated herein or therein, identifies other important factors that could cause differences from our forward-looking statements. Our filings with the SEC are available on the SEC's website at www.sec.gov.

You should not place undue reliance upon our forward-looking statements.

Except as required by law, we do not intend to update or change any forward-looking statements as a result of new information, future events or otherwise.

Statement Concerning Limited Liability

The amended and restated declaration of trust establishing Office Properties Income Trust, dated June 8, 2009, as amended, as filed with the State Department of Assessments and Taxation of Maryland, provides that no trustee, officer, shareholder, employee or agent of Office Properties Income Trust shall be held to any personal liability, jointly or severally, for any obligation of, or claim against, Office Properties Income Trust. All persons dealing with Office Properties Income Trust in any way shall look only to the assets of Office Properties Income Trust for the payment of any sum or the performance of any obligation.

OFFICE PROPERTIES INCOME TRUST

2023 FORM 10-K ANNUAL REPORT

Table of Contents

PART I

Item 1.   Business

Our Company

We are a real estate investment trust, or REIT, formed in 2009 under Maryland law. As of December 31, 2023, our wholly owned properties were comprised of 152 properties containing approximately 20.5 million rentable square feet (all square footage amounts included within this Annual Report on Form 10-K are unaudited) and we had noncontrolling ownership interests of 51% and 50% in two unconsolidated joint ventures that owned three properties containing approximately 0.5 million rentable square feet. As of December 31, 2023, our properties have an undepreciated carrying value of approximately $4.1 billion and a depreciated carrying value of approximately $3.4 billion, excluding properties classified as held for sale. As of December 31, 2023, our properties were leased to 258 different tenants, with a weighted average remaining lease term (based on annualized rental income as defined below) of approximately 6.4 years. The U.S. government is our largest tenant, representing approximately 19.5% of our annualized rental income as of December 31, 2023. The term annualized rental income as used herein is defined as the annualized contractual base rents from our tenants pursuant to our lease agreements as of December 31, 2023, plus straight line rent adjustments and estimated recurring expense reimbursements to be paid to us, and excluding lease value amortization.

Our principal executive offices are located at Two Newton Place, 255 Washington Street, Suite 300, Newton, Massachusetts 02458-1634, and our telephone number is (617) 219-1440.

Our Business Strategy

Our business plan is to focus on owning and leasing high-quality office and mixed-use properties in select, growth-oriented U.S. markets. We seek to diversify our revenue base across geographies with ownership in central business district, urban infill and suburban locations. Our approach emphasizes properties, markets or locations with high barriers to entry, qualities and characteristics to attract and retain talent and investment toward sustainability efforts.

Our internal growth strategy is to increase the rents and corresponding cash flows we receive from our current properties and to increase occupancy by leasing vacant space. To achieve these increases, we may invest in our properties through improvements requested by existing tenants or induce lease renewals or new tenant leases when our current leases expire or through development, redevelopment or repositioning activities. As our lease expirations approach, we will attempt to evaluate the highest and best use for a property and focus on proactive asset management to renew our leases with existing tenants or to enter leases with new tenants to enhance long-term cash flow growth and asset values. Our ability to renew leases with our existing tenants or to enter new leases with new tenants and the rents we are able to charge will depend in large part upon market conditions, which are beyond our control. We believe that if a property previously occupied by a single or majority tenant becomes vacant, it may be capital and time intensive to restabilize, redevelop or reposition depending on various factors including market conditions.

Our external growth strategy is defined by our acquisition, disposition and financing policies as described below. Our investment, financing and disposition policies and business strategies are established by our Board of Trustees and may be changed by our Board of Trustees at any time without shareholder approval.

Commercial Real Estate and Capital Markets

Certain changes in office space utilization, including increased remote work arrangements and tenants consolidating their real estate footprint, continue to impact the market. The utilization and demand for office space continues to face headwinds and the duration and ultimate impact of current trends on the demands for office space at our properties remains uncertain and subject to change. Accordingly, we do not yet know what the full extent of the impacts will be on our or our tenants' businesses and operations nor the long-term outlook for leasing our properties. Higher interest rates, inflationary pressures, geopolitical hostilities and tensions, and concerns that the U.S. economy may enter an economic recession have caused disruptions in the financial markets and these factors could adversely affect our and our tenants' financial condition and the ability or willingness of our tenants to renew our leases or pay rent to us. Deteriorating office fundamentals, high interest rates and market sentiment towards the office sector may restrict our access to, and would likely increase our cost of, capital and may cause the values of our properties and our securities to decline.

Our Investment Policies

Our primary investment objectives include increasing cash flows from operations from stable and diverse sources. We seek to acquire properties or portfolios that enhance our overall portfolio composition and produce greater returns than those properties or portfolios we may sell. We intend to acquire properties or portfolios with a goal of improving our asset diversification, our geographical footprint and the average age of our properties and lengthening the weighted average term of our leases and increasing tenant retention. To achieve these objectives, we seek to: (a) invest in institutional quality properties with an emphasis on high credit quality tenants; (b) use proceeds from asset sales to manage leverage levels and to fund additional investments we believe appropriate; (c) when market conditions permit, refinance debt with long term debt or additional equity; and (d) pursue capital allocation strategies so that our cash flow from operations comes from a diversified portfolio of properties, geographies, industries and tenants.

Acquisition Policies. We currently intend to focus our investments primarily in U.S. office, mixed-use or similar type properties in markets we believe have strong economic fundamentals to support growth, including (1) properties leased to a single or majority tenant that are strategic to that tenant and which may include built-to-suit, specialty use or corporate or regional headquarters and properties where the tenant has invested meaningful capital, with a minimum remaining lease term of at least seven years and (2) properties with specialty uses or those deemed to be mission critical to a user. We also expect to seek investments primarily in first generation properties where we believe there is a reasonably high likelihood of renewing the tenants in place and where we expect ongoing capital needs to be relatively modest when compared to older properties.

We expect to use the extensive nationwide resources of our manager, RMR, to locate and manage the acquisition of such properties. We expect most of our future acquisitions will be office properties; however, we may consider acquiring other types of properties. We also expect to further diversify our sources of rents, which we expect would improve the security of our revenues.

In implementing our acquisition strategy, we consider a range of factors relating to proposed property purchases, including:

- our cost of capital compared to the projected returns we may realize by owning the property;
- the historic and projected rents received and likely to be received from the property;
- the historic and expected operating expenses, incurred and expected to be incurred at the property;
- the remaining term of the lease(s) at the property and other lease terms;
- the experience and credit quality of the property's tenant(s);
- the pricing of comparable properties as evidenced by recent arm's length market sales;
- the price at which the property may be acquired or redeveloped;
- the existence of alternative sources, uses or needs for our capital, including our debt leverage;
- the ongoing and expected capital requirements for the property;
- the return on the properties being sold to finance acquisitions or property developments, redevelopments or repositionings compared to the projected returns we may realize by owning the property we would acquire or develop, redevelop or reposition;
- the current or potential market position of the property;
- the type of property (e.g., single tenant, multi-tenant, specialty use, etc.);
- the likelihood of the tenant(s) renewing at lease expiration;
- the market location of the property and our assessment of rent growth for that market;

- the industry(ies) in which the tenant(s) operate;

- the strategic fit of the property with the rest of our properties and how it may strategically improve key attributes of our portfolio, including alignment with our Environmental, Social and Governance, or ESG, principles;

- the current and expected future space utilization at the property by its tenant(s);

- the use and size of the property;

- the construction quality, physical condition, age and design of the property;

- the growth, tax and regulatory environments of the market in which the property is located;

- the occupancy and demand for similar properties in the same or nearby markets; and

- the estimated replacement cost of the property.

Other Acquisitions. We prefer wholly owned investments in fee interests. However, we may invest in leaseholds, joint ventures, mortgages and other real estate interests. As of December 31, 2023, we owned 51% and 50% interests in two unconsolidated joint ventures. In the future, we may invest in or enter into additional real estate joint ventures if we conclude that by doing so we may benefit from the participation of co-venturers, or that our opportunity to participate in the investment is contingent on the use of a joint venture structure or that pre-existing joint venture arrangements may be part of an acquisition we wish to make. We may invest in participating, convertible or other types of mortgages if we conclude that by doing so, we may benefit from the cash flow or appreciation in the value of a property which is not available for purchase.

We have in the past considered, and may in the future consider, the possibility of entering into mergers or strategic combinations with other companies. The principal goals of any such transaction will be to increase our cash flow from operations and to further diversify our revenue sources.

We have no policies which specifically limit the percentage of our assets that may be invested in any individual property, in any one type of property, in properties managed by or leased to any one entity, in properties managed by or leased to any affiliated group of entities or in securities of one or more other persons.

Our Board of Trustees may change our acquisition policies without a vote of, or notice to, our shareholders.

Disposition Policies. We expect to sell properties, from time to time, in order to manage leverage levels or to recycle capital into properties that we believe have better long term earnings potential. We make disposition decisions based on a number of factors including, but not limited to, the following:

- the estimated sales price or value we may receive by selling the property;

- the capital required to maintain the property;

- our intended use of the proceeds we may realize from the sale of a property;

- our expectation regarding tenant lease renewals or the likelihood of finding (a) replacement tenant(s) if the property has significant vacancies or is likely to become substantially vacant;

- our evaluation of future rent for the property relative to leasing costs;

- the strategic fit of the property or investment with the rest of our portfolio;

- the remaining length of the current lease(s) and its (their) other terms;

- the potential costs associated with finding (a) replacement tenant(s), including tenant improvements, leasing commissions and concessions, the cost to operate the property while vacant and building improvement capital, as compared to our projected returns from future rents;

- the occupancy of the property;

- the future expected space utilization of the tenant(s) and the potential impact that may have on occupancy at the property;

- whether the property's tenant(s) is (are) current on its (their) lease obligation(s);

- our evaluation of the property's tenant(s) ability to pay its (their) contractual rents;

- the tax implications to us and our shareholders of any proposed dispositions;

- our financial position and needs from time to time; and

- the existence of alternative sources, uses or needs for capital, including our debt leverage.

Our Board of Trustees may change our disposition policies without a vote of, or notice to, our shareholders.

For more information regarding our investing activities, see "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in Part II, Item 7 of this Annual Report on Form 10-K.

Our Financing Policies

To qualify for taxation as a REIT under the United States Internal Revenue Code of 1986, as amended, or the IRC, we must distribute at least 90% of our annual REIT taxable income (excluding net capital gains). Accordingly, we generally will not be able to retain sufficient cash to fund our operations, repay our debts, invest in our properties and fund acquisitions and development, redevelopment and repositioning efforts. We expect to repay our debts, invest in our properties and fund acquisitions and development, redevelopment and repositioning efforts with borrowings under our revolving credit facility, proceeds from debt or equity securities we may issue, proceeds from our asset sales or retained cash from operations that may exceed our distributions paid. To the extent we obtain additional debt financing, we may do so on an unsecured or a secured basis. We may seek to obtain lines of credit or to issue securities senior to our common shares, including preferred shares or debt securities, which may be convertible into our common shares or be accompanied by warrants to purchase our common shares or to pursue joint venture financing arrangements. We may also finance acquisitions by assuming debt or through the issuance of equity or other securities. The proceeds from any of our financings may be used to provide working capital, to refinance existing indebtedness or to finance acquisitions or property developments, redevelopments or repositionings or pay distributions.

Although there are no limitations in our organizational documents on the type or amount of indebtedness we may incur, the borrowing limitations established by the covenants in our credit agreement (as defined below) and our senior notes indentures and their supplements currently restrict our ability to incur indebtedness and require us to comply with certain financial and other covenants.

For more information regarding our financing sources and activities, see "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in Part II, Item 7 and Note 9 to the Notes to Consolidated Financial Statements included in Part IV, Item 15 of this Annual Report on Form 10-K.

Generally, we intend to manage our leverage in a way that may allow us to achieve "investment grade" ratings from nationally recognized rating organizations. However, we cannot be sure that we will be able to achieve investment grade ratings in the future.

Our Board of Trustees may change our financing policies at any time without a vote of, or notice to, our shareholders.

Other Information

Employees. We have no employees. Services which would otherwise be provided to us by employees are provided by RMR and by our Managing Trustees and officers. As of December 31, 2023, RMR had approximately 1,100 full time employees in its headquarters and regional offices located throughout the United States.

Our Manager. The RMR Group Inc., or RMR Inc., is a holding company and substantially all of its business is conducted by its majority owned subsidiary, RMR. The Chair of our Board of Trustees and one of our Managing Trustees, Adam D. Portnoy, is the sole trustee, an officer and the controlling shareholder of ABP Trust, which is the controlling shareholder of RMR Inc., chair of the board of directors, a managing director and the president and chief executive officer of RMR Inc. and an officer and employee of RMR. Jennifer B. Clark, our other Managing Trustee, also serves as a managing director and an executive officer of RMR Inc. and as an officer and employee of RMR, and each of our other officers is also an officer and employee of RMR. Our day to day operations are conducted by RMR. RMR originates and presents investment and divestment opportunities to our Board of Trustees and provides management and administrative services to us. RMR has a principal place of business at Two Newton Place, 255 Washington Street, Suite 300, Newton, Massachusetts 02458-1634, and its telephone number is (617) 796-8390.

RMR is an alternative asset management company that is focused on commercial real estate and related businesses. RMR or its subsidiaries also act as a manager to other publicly traded real estate companies, privately held real estate funds and real estate related operating businesses. As of February 14, 2024, the executive officers of RMR are: Adam D. Portnoy, President and Chief Executive Officer; Christopher J. Bilotto, Executive Vice President; Jennifer B. Clark, Executive Vice President, General Counsel and Secretary; Matthew P. Jordan, Executive Vice President, Chief Financial Officer and Treasurer; and John G. Murray, Executive Vice President. Our President and Chief Operating Officer, Yael Duffy, and our Chief Financial Officer and Treasurer, Brian E. Donley, are Senior Vice Presidents of RMR. Ms. Duffy, Mr. Donley and other officers of RMR also serve as officers of other companies to which RMR or its subsidiaries provide management services.

Corporate Sustainability. Our manager, RMR, periodically publishes its Sustainability Report, which summarizes the environmental, social and governance initiatives employed by RMR and its client companies, including us. RMR's Sustainability Report may be accessed on the RMR Inc. website at www.rmrgroup.com/corporate-sustainability/default.aspx. The information on or accessible through RMR Inc.'s website is not incorporated by reference into this Annual Report on Form 10-K.

We believe corporate sustainability is a strategic part of our focus on operational practices, enhancing our competitive position, development and redevelopment efforts and economic performance. Our sustainability practices, which align with those of our manager, RMR — minimizing our impact on the environment, embracing the communities where we operate and attracting top professionals — are critical elements supporting our long-term success.

We recognize our responsibility to minimize the impact of our business on the environment and seek to preserve natural resources and maximize efficiencies in order to reduce the impact our properties have on the planet. Our environmental sustainability strategies and best practices help to mitigate our properties' environmental footprint, optimize operational efficiency and enhance our competitiveness in the marketplace. Our sustainability and community engagement strategies focus on a complementary set of objectives, including the following:

- **Responsible Investment.** We seek to invest capital in our properties that both improves environmental performance and enhances asset value. During the property acquisition due diligence and annual budgeting processes, RMR assesses, among other things, environmental sustainability opportunities and physical and policy driven climate related risks.

- **Environmental Stewardship.** We seek to improve the environmental footprint of our properties, including by reducing carbon emissions, energy consumption and water usage, especially when doing so may reduce operating costs and exposure to policies that call for a carbon tax or other emissions-based penalties and enhance the properties' competitive position. Our existing business practices are intended to align with the Task Force on Climate-Related Financial Disclosures framework across both the physical and transition risks and opportunities. With respect to our development and redevelopment activities, RMR considers how to best incorporate sustainability goals as part of the overall goal of any development or redevelopment project at our properties. In 2022, RMR announced its commitment to a goal of net zero emissions by 2050 with a 50% reduction commitment by 2030 from a 2019 baseline as it relates to Scope 1 and 2 emissions for all properties for which it directly manages energy.

We and our manager, RMR, drive value, manage risk and benchmark the performance of our properties by effectively capturing and managing data and by achieving environmental and energy efficiency certifications and designations. RMR's real-time energy monitoring program, or RTM, facilitates advanced data analytics to detect faults and inefficiencies in equipment operations while enhancing building system control in a cost-effective and scalable way. RMR's RTM program captures 53 of our properties totaling approximately 72% of our annual electricity spend and generating approximately $1.7 million in annual savings.

Furthermore, properties that reach specified levels of sustainability and energy efficiency may receive potential environmental designations and certifications, such as Leadership in Energy and Environmental Design, or LEED®, designations and/or "ENERGY STAR" certifications. LEED designations are administered by the U.S. Green Building Council. The ENERGY STAR program is a joint program of the U.S. Environmental Protection Agency and the U.S. Department of Energy which is focused on promoting energy efficient products and properties. The U.S. Government's "green lease" policies permit government tenants to require LEED® designation in selecting new premises or renewing leases at existing premises and the General Services Administration gives preference to properties for lease that have received an ENERGY STAR certification. As of December 31, 2023, our LEED designations and ENERGY STAR certifications were as follows:

- LEED: 49 properties containing 7.2 million rentable square feet (32.2% and 35.1% of our total properties and total rentable square feet, respectively).

- ENERGY STAR: 43 properties containing 6.7 million rentable square feet (30.5% and 35.2% of our eligible properties and eligible rentable square feet, respectively).

In March 2023, we were recognized as an Energy Star Partner of the Year for the sixth consecutive year and a Sustained Excellence honoree for the fourth consecutive year.

- **Investments in Human Capital.** We have no employees. We rely on our manager, RMR, to hire, train, and develop a workforce that meets the needs of our business, contributes positively to our society and helps reduce our impact on the natural environment.

- **Corporate Citizenship.** We seek to be a responsible corporate citizen and to strengthen the communities in which we own properties. Our manager, RMR, regularly encourages its employees to engage in a variety of charitable and community programs, including participation in a company-wide service day and a charitable giving matching program.

- **Diversity & Inclusion.** We value a diversity of backgrounds, experience and perspectives. As of December 31, 2023, our Board of Trustees was comprised of nine Trustees, of which seven were independent trustees, four, or approximately 44%, were female and one, or approximately 11%, was a member of under-represented communities. RMR is an equal opportunity employer, with all qualified applicants receiving consideration for employment without regard to race, color, religion, sex, sexual orientation, gender identity, national origin, disability or protected veteran status.

For more information, see "Risk Factors — Risks Related to Our Business — Sustainability initiatives, requirements and market expectations may impose additional costs and expose us to new risks." included in Part I, Item 1A of this Annual Report on Form 10-K.

Competition. Investing in and operating real estate properties is a highly competitive business. We compete against publicly traded and private REITs, numerous financial institutions, individuals and public and private companies, including entities funded by both domestic and foreign capital, who are actively engaged in this business. Some of our competitors may have greater financial and other resources, or lower costs of capital than us. Also, we compete for investments based on a number of factors, including purchase prices, closing terms, underwriting criteria and our and RMR's reputations. Our ability to successfully compete is also materially impacted by the availability and cost of capital to us. We do not believe we have a dominant position in any of the geographic markets in which we operate, but some of our competitors are dominant in selected markets. We believe the experience and abilities of our management and our manager, the quality of our properties, the diversity and credit qualities of our tenants, and the structure of our leases may afford us some competitive advantages and allow us to operate our business successfully despite the competitive nature of our business. For additional information about competition and other risks associated with our business, see "Risk Factors" included in Part I, Item 1A of this Annual Report on Form 10-K.

Leases. We have leases with government entities, including the U.S. government, state governments and other government tenants as well as non-government tenants. Some of our leases allow tenants to vacate the leased premises before the stated expirations of their leases with little or no liability, or with penalty, by exercising early termination rights. For additional information about our tenants' rights to terminate leases early, see "Risk Factors — Risks Related to Our Business — Some tenants have the right to terminate their leases prior to their lease expiration date" included in Part I, Item 1A and "Management's Discussion and Analysis of Financial Condition and Results of Operations — Overview — Property Operations" included in Part II, Item 7 of this Annual Report on Form 10-K.

Other Matters. Legislative and regulatory developments may occur at the federal, state and local levels that have direct or indirect impact on the ownership, leasing and operation of our properties. We may need to make expenditures, to the extent these costs are not paid by our tenants, due to changes in government regulations, or the application of such regulations to our properties, including the Americans with Disabilities Act, fire and safety regulations, building codes, land use regulations or environmental regulations on containment, abatement or removal.

Segment Information. As of December 31, 2023, we had one operating segment: direct ownership of real estate properties. For more information, see "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in Part II, Item 7 and our Consolidated Financial Statements included in Part IV, Item 15 of this Annual Report on Form 10-K.

Internet Website. Our internet website address is www.opireit.com. Copies of our governance guidelines, our code of business conduct and ethics, or our Code of Conduct, and the charters of our audit, compensation and nominating and governance committees are posted on our website and also may be obtained free of charge by writing to our Secretary, Office Properties Income Trust, Two Newton Place, 255 Washington Street, Suite 300, Newton, Massachusetts, 02458-1634. We also have a policy outlining procedures for handling concerns or complaints about accounting, internal accounting controls or auditing matters and a governance hotline accessible on our website that shareholders can use to report concerns or complaints about accounting, internal accounting controls or auditing matters or violations or possible violations of our Code of Conduct. We make available, free of charge, through the "Investors" section of our website, our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to these reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, as soon as reasonably practicable after these forms are filed with, or furnished to the Securities and Exchange Commission, or SEC. Any material we file with or furnish to the SEC is also maintained on the SEC website, www.sec.gov. Security holders may send communications to our Board of Trustees or individual Trustees by writing to the party for whom the communication is intended at c/o Secretary, Office Properties Income Trust, Two Newton Place, 255 Washington Street, Suite 300, Newton, Massachusetts 02458-1634 or by email at secretary@opireit.com. Our website address is included several times in this Annual Report on Form 10-K as a textual reference only. The information on or accessible through our website is not incorporated by reference into this Annual Report on Form 10-K or other documents we file with, or furnish to, the SEC. We intend to use our website as a means of disclosing material non-public information and for complying with our disclosure obligations under Regulation FD. Those disclosures will be included on our website in the "Investors" section. Accordingly, investors should monitor our website, in addition to following our press releases, SEC filings and public conference calls and webcasts.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following summary of material United States federal income tax considerations is based on existing law and is limited to investors who own our shares as investment assets rather than as inventory or as property used in a trade or business. The summary does not discuss all of the particular tax considerations that might be relevant to you if you are subject to special rules under federal income tax law, for example if you are:

- a bank, insurance company or other financial institution;

- a regulated investment company or REIT;

- a subchapter S corporation;

- a broker, dealer or trader in securities or foreign currencies;

- a person who marks-to-market our shares for U.S. federal income tax purposes;

- a U.S. shareholder (as defined below) that has a functional currency other than the U.S. dollar;

- a person who acquires or owns our shares in connection with employment or other performance of services;

- a person subject to alternative minimum tax;

- a person who acquires or owns our shares as part of a straddle, hedging transaction, constructive sale transaction, constructive ownership transaction or conversion transaction, or as part of a "synthetic security" or other integrated financial transaction;

- a person who owns 10% or more (by vote or value, directly or constructively under the IRC) of any class of our shares;

- a U.S. expatriate;

- a non-U.S. shareholder (as defined below) whose investment in our shares is effectively connected with the conduct of a trade or business in the United States;

- a nonresident alien individual present in the United States for 183 days or more during an applicable taxable year;

- a "qualified shareholder" (as defined in Section 897(k)(3)(A) of the IRC);

- a "qualified foreign pension fund" (as defined in Section 897(l)(2) of the IRC) or any entity wholly owned by one or more qualified foreign pension funds;

- a non-U.S. shareholder that is a passive foreign investment company or controlled foreign corporation;

- a person subject to special tax accounting rules as a result of their use of applicable financial statements (within the meaning of Section 451(b)(3) of the IRC); or

- except as specifically described in the following summary, a trust, estate, tax-exempt entity or foreign person.

The sections of the IRC that govern the federal income tax qualification and treatment of a REIT and its shareholders are complex. This presentation is a summary of applicable IRC provisions, related rules and regulations, and administrative and judicial interpretations, all of which are subject to change, possibly with retroactive effect. Future legislative, judicial or administrative actions or decisions could also affect the accuracy of statements made in this summary. We have not received a ruling from the U.S. Internal Revenue Service, or the IRS, with respect to any matter described in this summary, and we cannot be sure that the IRS or a court will agree with all of the statements made in this summary. The IRS could, for example, take a different position from that described in this summary with respect to our acquisitions, operations, valuations, restructurings or other matters, which, if a court agreed, could result in significant tax liabilities for applicable parties. In addition, this summary is not exhaustive of all possible tax considerations and does not discuss any estate, gift, state, local or foreign tax considerations. For all these reasons, we urge you and any holder of or prospective acquiror of our shares to consult with a tax advisor about the federal income tax and other tax consequences of the acquisition, ownership and disposition of our shares. Our intentions and beliefs described in this summary are based upon our understanding of applicable laws and regulations that are in effect as of February 14, 2024. If new laws or regulations are enacted which impact us directly or indirectly, we may change our intentions or beliefs.

Your federal income tax consequences generally will differ depending on whether or not you are a "U.S. shareholder." For purposes of this summary, a "U.S. shareholder" is a beneficial owner of our shares that is:

- an individual who is a citizen or resident of the United States, including an alien individual who is a lawful permanent resident of the United States or meets the substantial presence residency test under the federal income tax laws;

- an entity treated as a corporation for federal income tax purposes that is created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

- an estate the income of which is subject to federal income taxation regardless of its source; or

- a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or, to the extent provided in Treasury regulations, a trust in existence on August 20, 1996 that has elected to be treated as a domestic trust;

whose status as a U.S. shareholder is not overridden by an applicable tax treaty. Conversely, a "non-U.S. shareholder" is a beneficial owner of our shares that is not an entity (or other arrangement) treated as a partnership for federal income tax purposes and is not a U.S. shareholder.

If any entity (or other arrangement) treated as a partnership for federal income tax purposes holds our shares, the tax treatment of a partner in the partnership generally will depend upon the tax status of the partner and the activities of the partnership. Any entity (or other arrangement) treated as a partnership for federal income tax purposes that is a holder of our shares and the partners in such a partnership (as determined for federal income tax purposes) are urged to consult their own tax advisors about the federal income tax consequences and other tax consequences of the acquisition, ownership and disposition of our shares.

Taxation as a REIT

We have elected to be taxed as a REIT under Sections 856 through 860 of the IRC, commencing with our 2009 taxable year. Our REIT election, assuming continuing compliance with the then applicable qualification tests, has continued and will continue in effect for subsequent taxable years. Although we cannot be sure, we believe that from and after our 2009 taxable year we have been organized and have operated, and will continue to be organized and to operate, in a manner that qualified us and will continue to qualify us to be taxed as a REIT under the IRC.

As a REIT, we generally are not subject to federal income tax on our net income distributed as dividends to our shareholders. Distributions to our shareholders generally are included in our shareholders' income as dividends to the extent of our available current or accumulated earnings and profits. Our dividends are not generally entitled to the preferential tax rates on qualified dividend income, but a portion of our dividends may be treated as capital gain dividends or as qualified dividend income, all as explained below. In addition, for taxable years beginning before 2026 and pursuant to the deduction-without-outlay mechanism of Section 199A of the IRC, our noncorporate U.S. shareholders that meet specified holding period requirements are generally eligible for lower effective tax rates on our dividends that are not treated as capital gain dividends or as qualified dividend income. No portion of any of our dividends is eligible for the dividends received deduction for corporate shareholders. Distributions in excess of our current or accumulated earnings and profits generally are treated for federal income tax purposes as returns of capital to the extent of a recipient shareholder's basis in our shares, and will reduce this basis. Our current or accumulated earnings and profits are generally allocated first to distributions made on our preferred shares, of which there are none outstanding at this time, and thereafter to distributions made on our common shares. For all these purposes, our distributions include cash distributions, any in kind distributions of property that we might make, and deemed or constructive distributions resulting from capital market activities (such as some redemptions), as described below.

Our counsel, Sullivan & Worcester LLP, is of the opinion that we have been organized and have qualified for taxation as a REIT under the IRC for our 2009 through 2023 taxable years, and that our current and anticipated investments and plan of operation will enable us to continue to meet the requirements for qualification and taxation as a REIT under the IRC. Our counsel's opinions are conditioned upon the assumption that our leases, our declaration of trust, and all other legal documents to which we have been or are a party have been and will be complied with by all parties to those documents, upon the accuracy and completeness of the factual matters described in this Annual Report on Form 10-K and upon representations made by us to our counsel as to certain factual matters relating to our organization and operations and our expected manner of operation. If this assumption or a description or representation is inaccurate or incomplete, our counsel's opinions may be adversely affected and may not be relied upon. The opinions of our counsel are based upon the law as it exists today, but the law may change in the future, possibly with retroactive effect. Given the highly complex nature of the rules governing REITs, the ongoing importance of factual determinations, and the possibility of future changes in our circumstances, neither Sullivan & Worcester LLP nor we can be sure that we will qualify as or be taxed as a REIT for any particular year. Any opinion of Sullivan & Worcester LLP as to our qualification or taxation as a REIT will be expressed as of the date issued. Our counsel will have no obligation to advise us or our shareholders of any subsequent change in the matters stated, represented or assumed, or of any subsequent change in the applicable law. Also, the opinions of our counsel are not binding on either the IRS or a court, and either could take a position different from that expressed by our counsel.

Our continued qualification and taxation as a REIT will depend upon our compliance with various qualification tests imposed under the IRC and summarized below. While we believe that we have satisfied and will satisfy these tests, our counsel does not review compliance with these tests on a continuing basis. If we fail to qualify for taxation as a REIT in any year, then we will be subject to federal income taxation as if we were a corporation taxed under subchapter C of the IRC, or a C corporation, and our shareholders will be taxed like shareholders of a regular C corporation, meaning that federal income tax generally will be applied at both the corporate and shareholder levels. In this event, we could be subject to significant tax liabilities, and the amount of cash available for distribution to our shareholders could be reduced or eliminated.

If we continue to qualify for taxation as a REIT and meet the tests described below, then we generally will not pay federal income tax on amounts that we distribute to our shareholders. However, even if we continue to qualify for taxation as a REIT, we may still be subject to federal tax in the following circumstances, as described below:

- We will be taxed at regular corporate income tax rates on any undistributed "real estate investment trust taxable income," determined by including our undistributed ordinary income and net capital gains, if any. We may elect to retain and pay income tax on our net capital gain. In addition, if we so elect by making a timely designation to our shareholders, a shareholder would be taxed on its proportionate share of our undistributed capital gain and would generally be expected to receive a credit or refund for its proportionate share of the tax we paid.

- If we have net income from the disposition of "foreclosure property," as described in Section 856(e) of the IRC, that is held primarily for sale to customers in the ordinary course of a trade or business or other nonqualifying income from foreclosure property, we will be subject to tax on this income at the highest regular corporate income tax rate.

- If we have net income from "prohibited transactions" — that is, dispositions at a gain of inventory or property held primarily for sale to customers in the ordinary course of a trade or business other than dispositions of foreclosure property and other than dispositions excepted by statutory safe harbors — we will be subject to tax on this income at a 100% rate.

- If we fail to satisfy the 75% gross income test or the 95% gross income test discussed below, due to reasonable cause and not due to willful neglect, but nonetheless maintain our qualification for taxation as a REIT because of specified cure provisions, we will be subject to tax at a 100% rate on the greater of the amount by which we fail the 75% gross income test or the 95% gross income test, with adjustments, multiplied by a fraction intended to reflect our profitability for the taxable year.

- If we fail to satisfy any of the REIT asset tests described below (other than a de minimis failure of the 5% or 10% asset tests) due to reasonable cause and not due to willful neglect, but nonetheless maintain our qualification for taxation as a REIT because of specified cure provisions, we will be subject to a tax equal to the greater of $50,000 or the highest regular corporate income tax rate multiplied by the net income generated by the nonqualifying assets that caused us to fail the test.

- If we fail to satisfy any provision of the IRC that would result in our failure to qualify for taxation as a REIT (other than violations of the REIT gross income tests or violations of the REIT asset tests described below) due to reasonable cause and not due to willful neglect, we may retain our qualification for taxation as a REIT but will be subject to a penalty of $50,000 for each failure.

- If we fail to distribute for any calendar year at least the sum of 85% of our REIT ordinary income for that year, 95% of our REIT capital gain net income for that year and any undistributed taxable income from prior periods, we will be subject to a 4% nondeductible excise tax on the excess of the required distribution over the amounts actually distributed.

- If we acquire a REIT asset where our adjusted tax basis in the asset is determined by reference to the adjusted tax basis of the asset in the hands of a C corporation, under specified circumstances we may be subject to federal income taxation on all or part of the built-in gain (calculated as of the date the property ceased being owned by the C corporation) on such asset. We generally do not expect to sell assets if doing so would result in the imposition of a material built-in gains tax liability; but if and when we do sell assets that may have associated built-in gains tax exposure, then we expect to make appropriate provision for the associated tax liabilities on our financial statements.

- If we acquire a corporation in a transaction where we succeed to its tax attributes, to preserve our qualification for taxation as a REIT we must generally distribute all of the C corporation earnings and profits inherited in that acquisition, if any, no later than the end of our taxable year in which the acquisition occurs. However, if we fail to do so, relief provisions would allow us to maintain our qualification for taxation as a REIT provided we distribute any subsequently discovered C corporation earnings and profits and pay an interest charge in respect of the period of delayed distribution.

- Our subsidiaries that are C corporations, including our "taxable REIT subsidiaries," as defined in Section 856(l) of the IRC, or TRSs, generally will be required to pay federal corporate income tax on their earnings, and a 100% tax may be imposed on any transaction between us and one of our TRSs that does not reflect arm's length terms.

If we fail to qualify for taxation as a REIT in any year, then we will be subject to federal income tax in the same manner as a regular C corporation. Further, as a regular C corporation, distributions to our shareholders will not be deductible by us, nor will distributions be required under the IRC. Also, to the extent of our current and accumulated earnings and profits, all distributions to our shareholders will generally be taxable as ordinary dividends potentially eligible for the preferential tax rates discussed below under the heading "— Taxation of Taxable U.S. Shareholders" and, subject to limitations in the IRC, will be potentially eligible for the dividends received deduction for corporate shareholders. Finally, we will generally be disqualified from taxation as a REIT for the four taxable years following the taxable year in which the termination of our REIT status is effective. Our failure to qualify for taxation as a REIT for even one year could result in us reducing or eliminating distributions to our shareholders, or in us incurring substantial indebtedness or liquidating substantial investments in order to pay the resulting corporate-level income taxes. Relief provisions under the IRC may allow us to continue to qualify for taxation as a REIT even if we fail to comply with various REIT requirements, all as discussed in more detail below. However, it is impossible to state whether in any particular circumstance we would be entitled to the benefit of these relief provisions.

REIT Qualification Requirements

General Requirements. Section 856(a) of the IRC defines a REIT as a corporation, trust or association:

(1) that is managed by one or more trustees or directors;

(2) the beneficial ownership of which is evidenced by transferable shares or by transferable certificates of beneficial interest;

(3) that would be taxable, but for Sections 856 through 859 of the IRC, as a domestic C corporation;

(4) that is not a financial institution or an insurance company subject to special provisions of the IRC;

(5) the beneficial ownership of which is held by 100 or more persons;

(6) that is not "closely held," meaning that during the last half of each taxable year, not more than 50% in value of the outstanding shares are owned, directly or indirectly, by five or fewer "individuals" (as defined in the IRC to include specified tax-exempt entities); and

(7) that meets other tests regarding the nature of its income and assets and the amount of its distributions, all as described below.

Section 856(b) of the IRC provides that conditions (1) through (4) must be met during the entire taxable year and that condition (5) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. Although we cannot be sure, we believe that we have met conditions (1) through (7) during each of the requisite periods ending on or before the close of our most recently completed taxable year, and that we will continue to meet these conditions in our current and future taxable years. To help comply with condition (6), our declaration of trust restricts transfers of our shares that would otherwise result in concentrated ownership positions. These restrictions, however, do not ensure that we have previously satisfied, and may not ensure that we will in all cases be able to continue to satisfy, the share ownership requirements described in condition (6). If we comply with applicable Treasury regulations to ascertain the ownership of our outstanding shares and do not know, or by exercising reasonable diligence would not have known, that we failed condition (6), then we will be treated as having met condition (6). Accordingly, we have complied and will continue to comply with these regulations, including by requesting annually from holders of significant percentages of our shares information regarding the ownership of our shares. Under our declaration of trust, our shareholders are required to respond to these requests for information. A shareholder that fails or refuses to comply with the request is required by Treasury regulations to submit a statement with its federal income tax return disclosing its actual ownership of our shares and other information.

For purposes of condition (6), an "individual" generally includes a natural person, a supplemental unemployment compensation benefit plan, a private foundation, or a portion of a trust permanently set aside or used exclusively for charitable purposes, but does not include a qualified pension plan or profit-sharing trust. As a result, REIT shares owned by an entity that is not an "individual" are considered to be owned by the direct and indirect owners of the entity that are individuals (as so defined), rather than to be owned by the entity itself. Similarly, REIT shares held by a qualified pension plan or profit-sharing trust are treated as held directly by the individual beneficiaries in proportion to their actuarial interests in such plan or trust. Consequently, five or fewer such trusts could own more than 50% of the interests in an entity without jeopardizing that entity's qualification for taxation as a REIT.

The IRC provides that we will not automatically fail to qualify for taxation as a REIT if we do not meet conditions (1) through (6), provided we can establish that such failure was due to reasonable cause and not due to willful neglect. Each such excused failure will result in the imposition of a $50,000 penalty instead of REIT disqualification. This relief provision may apply to a failure of the applicable conditions even if the failure first occurred in a year prior to the taxable year in which the failure was discovered.

Our Wholly Owned Subsidiaries and Our Investments Through Partnerships. Except in respect of a TRS as discussed below, Section 856(i) of the IRC provides that any corporation, 100% of whose stock is held by a REIT and its disregarded subsidiaries, is a qualified REIT subsidiary and shall not be treated as a separate corporation for U.S. federal income tax purposes. The assets, liabilities and items of income, deduction and credit of a qualified REIT subsidiary are treated as the REIT's. We believe that each of our direct and indirect wholly owned subsidiaries, other than the TRSs discussed below (and entities whose equity is owned in whole or in part by such TRSs), will be either a qualified REIT subsidiary within the meaning of Section 856(i)(2) of the IRC or a noncorporate entity that for federal income tax purposes is not treated as separate from its owner under Treasury regulations issued under Section 7701 of the IRC, each such entity referred to as a QRS. Thus, in applying all of the REIT qualification requirements described in this summary, all assets, liabilities and items of income, deduction and credit of our QRSs are treated as ours, and our investment in the stock and other securities of such QRSs will be disregarded.

We have invested and may in the future invest in real estate through one or more entities that are treated as partnerships for federal income tax purposes. In the case of a REIT that is a partner in a partnership, Treasury regulations under the IRC provide that, for purposes of the REIT qualification requirements regarding income and assets described below, the REIT is generally deemed to own its proportionate share, based on respective capital interests, of the income and assets of the partnership (except that for purposes of the 10% value test, described below, the REIT's proportionate share of the partnership's assets is based on its proportionate interest in the equity and specified debt securities issued by the partnership). In addition, for these purposes, the character of the assets and items of gross income of the partnership generally remains the same in the hands of the REIT. In contrast, for purposes of the distribution requirements discussed below, we must take into account as a partner our share of the partnership's income as determined under the general federal income tax rules governing partners and partnerships under Subchapter K of the IRC.

Subsidiary REITs. We have in the past invested in real estate through entities that were intended to qualify for taxation as REITs, and we may in the future form or acquire additional entities that are intended to qualify for taxation as REITs. When a subsidiary qualifies for taxation as a REIT separate and apart from its REIT parent, the subsidiary's shares are qualifying real estate assets for purposes of the REIT parent's 75% asset test described below. However, failure of the subsidiary to separately satisfy the various REIT qualification requirements described in this summary or that are otherwise applicable (and failure to qualify for the applicable relief provisions) would generally result in (a) the subsidiary being subject to regular U.S. corporate income tax, as described above, and (b) the REIT parent's ownership in the subsidiary (i) ceasing to be qualifying real estate assets for purposes of the 75% asset test and (ii) becoming subject to the 5% asset test, the 10% vote test and the 10% value test, each as described below, generally applicable to a REIT's ownership in corporations other than REITs and TRSs. In such a situation, the REIT parent's own qualification and taxation as a REIT could be jeopardized on account of the subsidiary's failure cascading up to the REIT parent, all as described below under the heading "— Asset Tests". We have made and expect to make protective TRS elections with respect to any subsidiary REIT that we form or acquire and may implement other protective arrangements intended to avoid a cascading REIT failure if any of our intended subsidiary REITs were not to qualify for taxation as a REIT, but we cannot be sure that such protective elections or other arrangements will be effective to avoid or mitigate the resulting adverse consequences to us.

Taxable REIT Subsidiaries. As a REIT, we are permitted to own any or all of the securities of a TRS, provided that no more than 20% of the total value of our assets, at the close of each quarter, is comprised of our investments in the stock or other securities of our TRSs. Very generally, a TRS is a subsidiary corporation other than a REIT in which a REIT directly or indirectly holds stock and that has made a joint election with such REIT to be treated as a TRS. A TRS is taxed as a regular C corporation, separate and apart from any affiliated REIT. Our ownership of stock and other securities in our TRSs is exempt from the 5% asset test, the 10% vote test and the 10% value test discussed below.

In addition, any corporation (other than a REIT and other than a QRS) in which a TRS directly or indirectly owns more than 35% of the voting power or value of the outstanding securities is automatically a TRS (excluding, for this purpose, certain "straight debt" securities). Subject to the discussion below, we believe that we and each of our TRSs have complied with, and will continue to comply with, the requirements for TRS status at all times during which the subsidiary's TRS election is intended to be in effect, and we believe that the same will be true for any TRS that we later form or acquire.

As discussed below, TRSs can perform services for our tenants without disqualifying the rents we receive from those tenants under the 75% gross income test or the 95% gross income test discussed below. Moreover, because our TRSs are taxed as C corporations that are separate from us, their assets, liabilities and items of income, deduction and credit generally are not imputed to us for purposes of the REIT qualification requirements described in this summary. Therefore, our TRSs may generally conduct activities that would be treated as prohibited transactions or would give rise to nonqualified income if conducted by us directly.

Restrictions and sanctions are imposed on TRSs and their affiliated REITs to ensure that the TRSs will be subject to an appropriate level of federal income taxation. For example, if a TRS pays interest, rent or other amounts to its affiliated REIT in an amount that exceeds what an unrelated third party would have paid in an arm's length transaction, then the REIT generally will be subject to an excise tax equal to 100% of the excessive portion of the payment. Further, if in comparison to an arm's length transaction, a third-party tenant has overpaid rent to the REIT in exchange for underpaying the TRS for services rendered, and if the REIT has not adequately compensated the TRS for services provided to or on behalf of the third-party tenant, then the REIT may be subject to an excise tax equal to 100% of the undercompensation to the TRS. A safe harbor exception to this excise tax applies if the TRS has been compensated at a rate at least equal to 150% of its direct cost in furnishing or rendering the service. Finally, the 100% excise tax also applies to the underpricing of services provided by a TRS to its affiliated REIT in contexts where the services are unrelated to services for REIT tenants. We cannot be sure that arrangements involving our TRSs will not result in the imposition of one or more of these restrictions or sanctions, but we do not believe that we or our TRSs are or will be subject to these impositions.

Income Tests. We must satisfy two gross income tests annually to maintain our qualification for taxation as a REIT. First, at least 75% of our gross income for each taxable year must be derived from investments relating to real property, including "rents from real property" within the meaning of Section 856(d) of the IRC, interest and gain from mortgages on real property or on interests in real property, income and gain from foreclosure property, gain from the sale or other disposition of real property (including specified ancillary personal property treated as real property under the IRC), or dividends on and gain from the sale or disposition of shares in other REITs (but excluding in all cases any gains subject to the 100% tax on prohibited transactions). When we receive new capital in exchange for our shares or in a public offering of our five-year or longer debt instruments, income attributable to the temporary investment of this new capital in stock or a debt instrument, if received or accrued within one year of our receipt of the new capital, is generally also qualifying income under the 75% gross income test. Second, at least 95% of our gross income for each taxable year must consist of income that is qualifying income for purposes of the 75% gross income test, other types of interest and dividends, gain from the sale or disposition of stock or securities, or any combination of these. Gross income from our sale of property that we hold primarily for sale to customers in the ordinary course of business, income and gain from specified "hedging transactions" that are clearly and timely identified as such, and income from the repurchase or discharge of indebtedness is excluded from both the numerator and the denominator in both gross income tests. In addition, specified foreign currency gains will be excluded from gross income for purposes of one or both of the gross income tests.

In order to qualify as "rents from real property" within the meaning of Section 856(d) of the IRC, several requirements must be met:

- The amount of rent received generally must not be based on the income or profits of any person, but may be based on a fixed percentage or percentages of receipts or sales.

- Rents generally do not qualify if the REIT owns 10% or more by vote or value of stock of the tenant (or 10% or more of the interests in the assets or net profits of the tenant, if the tenant is not a corporation), whether directly or after application of attribution rules. We generally do not intend to lease property to any party if rents from that property would not qualify as "rents from real property," but application of the 10% ownership rule is dependent upon complex attribution rules and circumstances that may be beyond our control. Our declaration of trust generally disallows transfers or purported acquisitions, directly or by attribution, of our shares to the extent necessary to maintain our qualification for taxation as a REIT under the IRC. Nevertheless, we cannot be sure that these restrictions will be effective to prevent our qualification for taxation as a REIT from being jeopardized under the 10% affiliated tenant rule. Furthermore, we cannot be sure that we will be able to monitor and enforce these restrictions, nor will our shareholders necessarily be aware of ownership of our shares attributed to them under the IRC's attribution rules.

- There is a limited exception to the above prohibition on earning "rents from real property" from a 10% affiliated tenant where the tenant is a TRS. If at least 90% of the leased space of a property is leased to tenants other than TRSs and 10% affiliated tenants, and if the TRS's rent to the REIT for space at that property is substantially comparable to the rents paid by nonaffiliated tenants for comparable space at the property, then otherwise qualifying rents paid by the TRS to the REIT will not be disqualified on account of the rule prohibiting 10% affiliated tenants.

- In order for rents to qualify, a REIT generally must not manage the property or furnish or render services to the tenants of the property, except through an independent contractor from whom it derives no income or through one of its TRSs. There is an exception to this rule permitting a REIT to perform customary management and tenant services of the sort that a tax-exempt organization could perform without being considered in receipt of "unrelated business taxable income" as defined in Section 512(b)(3) of the IRC, or UBTI. In addition, a de minimis amount of noncustomary services provided to tenants will not disqualify income as "rents from real property" as long as the value of the impermissible tenant services does not exceed 1% of the gross income from the property.

- If rent attributable to personal property leased in connection with a lease of real property is 15% or less of the total rent received under the lease, then the rent attributable to personal property will qualify as "rents from real property;" if this 15% threshold is exceeded, then the rent attributable to personal property will not so qualify. The portion of rental income treated as attributable to personal property is determined according to the ratio of the fair market value of the personal property to the total fair market value of the real and personal property that is rented.

- In addition, "rents from real property" includes both charges we receive for services customarily rendered in connection with the rental of comparable real property in the same geographic area, even if the charges are separately stated, as well as charges we receive for services provided by our TRSs when the charges are not separately stated. Whether separately stated charges received by a REIT for services that are not geographically customary and provided by a TRS are included in "rents from real property" has not been addressed clearly by the IRS in published authorities; however, our counsel, Sullivan & Worcester LLP, is of the opinion that, although the matter is not free from doubt, "rents from real property" also includes charges we receive for services provided by our TRSs when the charges are separately stated, even if the services are not geographically customary. Accordingly, we believe that our revenues from TRS-provided services, whether the charges are separately stated or not, qualify as "rents from real property" because the services satisfy the geographically customary standard, because the services have been provided by a TRS, or for both reasons.

We believe that all or substantially all of our rents and related service charges have qualified and will continue to qualify as "rents from real property" for purposes of Section 856 of the IRC.

Absent the "foreclosure property" rules of Section 856(e) of the IRC, a REIT's receipt of active, nonrental gross income from a property would not qualify under the 75% and 95% gross income tests. But as foreclosure property, the active, nonrental gross income from the property would so qualify. Foreclosure property is generally any real property, including interests in real property, and any personal property incident to such real property:

- that is acquired by a REIT as a result of the REIT having bid on such property at foreclosure, or having otherwise reduced such property to ownership or possession by agreement or process of law, after there was a default or when default was imminent on a lease of such property or on indebtedness that such property secured;

- for which any related loan acquired by the REIT was acquired at a time when the default was not imminent or anticipated; and

- for which the REIT makes a proper election to treat the property as foreclosure property.

Any gain that a REIT recognizes on the sale of foreclosure property held as inventory or primarily for sale to customers, plus any income it receives from foreclosure property that would not otherwise qualify under the 75% gross income test in the absence of foreclosure property treatment, reduced by expenses directly connected with the production of those items of income, would be subject to federal income tax at the highest regular corporate income tax rate under the foreclosure property income tax rules of Section 857(b)(4) of the IRC. Thus, if a REIT should lease foreclosure property in exchange for rent that qualifies as "rents from real property" as described above, then that rental income is not subject to the foreclosure property income tax.

Property generally ceases to be foreclosure property at the end of the third taxable year following the taxable year in which the REIT acquired the property, or longer if an extension is obtained from the IRS. However, this grace period terminates and foreclosure property ceases to be foreclosure property on the first day:

- on which a lease is entered into for the property that, by its terms, will give rise to income that does not qualify for purposes of the 75% gross income test (disregarding income from foreclosure property), or any nonqualified income under the 75% gross income test is received or accrued by the REIT, directly or indirectly, pursuant to a lease entered into on or after such day;

- on which any construction takes place on the property, other than completion of a building or any other improvement where more than 10% of the construction was completed before default became imminent and other than specifically exempted forms of maintenance or deferred maintenance; or

- which is more than 90 days after the day on which the REIT acquired the property and the property is used in a trade or business which is conducted by the REIT, other than through an independent contractor from whom the REIT itself does not derive or receive any income or a TRS.

Other than sales of foreclosure property, any gain that we realize on the sale of property held as inventory or other property held primarily for sale to customers in the ordinary course of a trade or business, together known as dealer gains, may be treated as income from a prohibited transaction that is subject to a penalty tax at a 100% rate. The 100% tax does not apply to gains from the sale of property that is held through a TRS, although such income will be subject to tax in the hands of the TRS at regular corporate income tax rates; we may therefore utilize our TRSs in transactions in which we might otherwise recognize dealer gains. Whether property is held as inventory or primarily for sale to customers in the ordinary course of a trade or business is a question of fact that depends on all the facts and circumstances surrounding each particular transaction. Sections 857(b)(6)(C) and (E) of the IRC provide safe harbors pursuant to which limited sales of real property held for at least two years and meeting specified additional requirements will not be treated as prohibited transactions. However, compliance with the safe harbors is not always achievable in practice. We attempt to structure our activities to avoid transactions that are prohibited transactions, or otherwise conduct such activities through TRSs; but, we cannot be sure whether or not the IRS might successfully assert that we are subject to the 100% penalty tax with respect to any particular transaction. Gains subject to the 100% penalty tax are excluded from the 75% and 95% gross income tests, whereas real property gains that are not dealer gains or that are exempted from the 100% penalty tax on account of the safe harbors are considered qualifying gross income for purposes of the 75% and 95% gross income tests.

We believe that any gain that we have recognized, or will recognize, in connection with our disposition of assets and other transactions, including through any partnerships, will generally qualify as income that satisfies the 75% and 95% gross income tests, and will not be dealer gains or subject to the 100% penalty tax. This is because our general intent has been and is to: (a) own our assets for investment (including through joint ventures) with a view to long-term income production and capital appreciation; (b) engage in the business of developing, owning, leasing and managing our existing properties and acquiring, developing, owning, leasing and managing new properties; and (c) make occasional dispositions of our assets consistent with our long-term investment objectives.

If we fail to satisfy one or both of the 75% gross income test or the 95% gross income test in any taxable year, we may nevertheless qualify for taxation as a REIT for that year if we satisfy the following requirements: (a) our failure to meet the test is due to reasonable cause and not due to willful neglect; and (b) after we identify the failure, we file a schedule describing each item of our gross income included in the 75% gross income test or the 95% gross income test for that taxable year. Even if this relief provision does apply, a 100% tax is imposed upon the greater of the amount by which we failed the 75% gross income test or the amount by which we failed the 95% gross income test, with adjustments, multiplied by a fraction intended to reflect our profitability for the taxable year. This relief provision may apply to a failure of the applicable income tests even if the failure first occurred in a year prior to the taxable year in which the failure was discovered.

Based on the discussion above, we believe that we have satisfied, and will continue to satisfy, the 75% and 95% gross income tests outlined above on a continuing basis beginning with our first taxable year as a REIT.

Asset Tests. At the close of each calendar quarter of each taxable year, we must also satisfy the following asset percentage tests in order to qualify for taxation as a REIT for federal income tax purposes:

- At least 75% of the value of our total assets must consist of "real estate assets," defined as real property (including interests in real property and interests in mortgages on real property or on interests in real property), ancillary personal property to the extent that rents attributable to such personal property are treated as rents from real property in accordance with the rules described above, cash and cash items, shares in other REITs, debt instruments issued by "publicly offered REITs" as defined in Section 562(c)(2) of the IRC, government securities and temporary investments of new capital (that is, any stock or debt instrument that we hold that is attributable to any amount received by us (a) in exchange for our shares or (b) in a public offering of our five-year or longer debt instruments, but in each case only for the one-year period commencing with our receipt of the new capital).

- Not more than 25% of the value of our total assets may be represented by securities other than those securities that count favorably toward the preceding 75% asset test.

- Of the investments included in the preceding 25% asset class, the value of any one non-REIT issuer's securities that we own may not exceed 5% of the value of our total assets. In addition, we may not own more than 10% of the vote or value of any one non-REIT issuer's outstanding securities, unless the securities are "straight debt" securities or otherwise excepted as discussed below. Our stock and other securities in a TRS are exempted from these 5% and 10% asset tests.

- Not more than 20% of the value of our total assets may be represented by stock or other securities of our TRSs.

- Not more than 25% of the value of our total assets may be represented by "nonqualified publicly offered REIT debt instruments" as defined in Section 856(c)(5)(L)(ii) of the IRC.

Our counsel, Sullivan & Worcester LLP, is of the opinion that, although the matter is not free from doubt, our investments in the equity or debt of a TRS of ours, to the extent that and during the period in which they qualify as temporary investments of new capital, will be treated as real estate assets, and not as securities, for purposes of the above REIT asset tests.

The above REIT asset tests must be satisfied at the close of each calendar quarter of each taxable year as a REIT. After a REIT meets the asset tests at the close of any quarter, it will not lose its qualification for taxation as a REIT in any subsequent quarter solely because of fluctuations in the values of its assets. This grandfathering rule may be of limited benefit to a REIT such as us that makes periodic acquisitions of both qualifying and nonqualifying REIT assets. When a failure to satisfy the above asset tests results from an acquisition of securities or other property during a quarter, the failure can be cured by disposition of sufficient nonqualifying assets within thirty days after the close of that quarter.

In addition, if we fail the 5% asset test, the 10% vote test or the 10% value test at the close of any quarter and we do not cure such failure within thirty days after the close of that quarter, that failure will nevertheless be excused if (a) the failure is de minimis and (b) within six months after the last day of the quarter in which we identify the failure, we either dispose of the assets causing the failure or otherwise satisfy the 5% asset test, the 10% vote test and the 10% value test. For purposes of this relief provision, the failure will be de minimis if the value of the assets causing the failure does not exceed the lesser of (a) 1% of the total value of our assets at the end of the relevant quarter or (b) $10,000,000. If our failure is not de minimis, or if any of the other REIT asset tests have been violated, we may nevertheless qualify for taxation as a REIT if (a) we provide the IRS with a description of each asset causing the failure, (b) the failure was due to reasonable cause and not willful neglect, (c) we pay a tax equal to the greater of (1) $50,000 or (2) the highest regular corporate income tax rate imposed on the net income generated by the assets causing the failure during the period of the failure, and (d) within six months after the last day of the quarter in which we identify the failure, we either dispose of the assets causing the failure or otherwise satisfy all of the REIT asset tests. These relief provisions may apply to a failure of the applicable asset tests even if the failure first occurred in a year prior to the taxable year in which the failure was discovered.

The IRC also provides an excepted securities safe harbor to the 10% value test that includes among other items (a) "straight debt" securities, (b) specified rental agreements in which payment is to be made in subsequent years, (c) any obligation to pay "rents from real property," (d) securities issued by governmental entities that are not dependent in whole or in part on the profits of or payments from a nongovernmental entity, and (e) any security issued by another REIT. In addition, any debt instrument issued by an entity classified as a partnership for federal income tax purposes, and not otherwise excepted from the definition of a security for purposes of the above safe harbor, will not be treated as a security for purposes of the 10% value test if at least 75% of the partnership's gross income, excluding income from prohibited transactions, is qualifying income for purposes of the 75% gross income test.

We have maintained and will continue to maintain records of the value of our assets to document our compliance with the above asset tests and intend to take actions as may be required to cure any failure to satisfy the tests within thirty days after the close of any quarter or within the six month periods described above.

Based on the discussion above, we believe that we have satisfied, and will continue to satisfy, the REIT asset tests outlined above on a continuing basis beginning with our first taxable year as a REIT.

Annual Distribution Requirements. In order to qualify for taxation as a REIT under the IRC, we are required to make annual distributions other than capital gain dividends to our shareholders in an amount at least equal to the excess of:

(1)   the sum of 90% of our "real estate investment trust taxable income" and 90% of our net income after tax, if any, from property received in foreclosure, over

(2)   the amount by which our noncash income (e.g., imputed rental income or income from transactions inadvertently failing to qualify as like-kind exchanges) exceeds 5% of our "real estate investment trust taxable income."

For these purposes, our "real estate investment trust taxable income" is as defined under Section 857 of the IRC and is computed without regard to the dividends paid deduction and our net capital gain and will generally be reduced by specified corporate-level income taxes that we pay (e.g., taxes on built-in gains or foreclosure property income).

The IRC generally limits the deductibility of net interest expense paid or accrued on debt properly allocable to a trade or business to 30% of "adjusted taxable income," subject to specified exceptions. Any deduction in excess of the limitation is carried forward and may be used in a subsequent year, subject to that year's 30% limitation. Provided a taxpayer makes an election (which is irrevocable), the limitation on the deductibility of net interest expense does not apply to a trade or business involving real property development, redevelopment, construction, reconstruction, acquisition, conversion, rental, operation, management, leasing, or brokerage, within the meaning of Section 469(c)(7)(C) of the IRC. Treasury regulations provide that a real property trade or business includes a trade or business conducted by a REIT. We have made an election to be treated as a real property trade or business and accordingly do not expect the foregoing interest deduction limitations to apply to us or to the calculation of our "real estate investment trust taxable income."

Distributions must be paid in the taxable year to which they relate, or in the following taxable year if declared before we timely file our federal income tax return for the earlier taxable year and if paid on or before the first regular distribution payment after that declaration. If a dividend is declared in October, November or December to shareholders of record during one of those months and is paid during the following January, then for federal income tax purposes such dividend will be treated as having been both paid and received on December 31 of the prior taxable year to the extent of any undistributed earnings and profits.

The 90% distribution requirements may be waived by the IRS if a REIT establishes that it failed to meet them by reason of distributions previously made to meet the requirements of the 4% excise tax discussed below. To the extent that we do not distribute all of our net capital gain and all of our "real estate investment trust taxable income," as adjusted, we will be subject to federal income tax at regular corporate income tax rates on undistributed amounts. In addition, we will be subject to a 4% nondeductible excise tax to the extent we fail within a calendar year to make required distributions to our shareholders of 85% of our ordinary income and 95% of our capital gain net income plus the excess, if any, of the "grossed up required distribution" for the preceding calendar year over the amount treated as distributed for that preceding calendar year. For this purpose, the term "grossed up required distribution" for any calendar year is the sum of our taxable income for the calendar year without regard to the deduction for dividends paid and all amounts from earlier years that are not treated as having been distributed under the provision. We will be treated as having sufficient earnings and profits to treat as a dividend any distribution by us up to the amount required to be distributed in order to avoid imposition of the 4% excise tax.

If we do not have enough cash or other liquid assets to meet our distribution requirements, or if we so choose, we may find it necessary or desirable to arrange for new debt or equity financing to provide funds for required distributions in order to maintain our qualification for taxation as a REIT. We cannot be sure that financing would be available for these purposes on favorable terms, or at all.

We may be able to rectify a failure to pay sufficient dividends for any year by paying "deficiency dividends" to shareholders in a later year. These deficiency dividends may be included in our deduction for dividends paid for the earlier year, but an interest charge would be imposed upon us for the delay in distribution. While the payment of a deficiency dividend will apply to a prior year for purposes of our REIT distribution requirements and our dividends paid deduction, it will be treated as an additional distribution to the shareholders receiving it in the year such dividend is paid.

In addition to the other distribution requirements above, to preserve our qualification for taxation as a REIT we are required to timely distribute all C corporation earnings and profits that we inherit from acquired corporations, as described below.

We may elect to retain, rather than distribute, some or all of our net capital gain and pay income tax on such gain. In addition, if we so elect by making a timely designation to our shareholders, our shareholders would include their proportionate share of such undistributed capital gain in their taxable income, and they would receive a corresponding credit for their share of the federal corporate income tax that we pay thereon. Our shareholders would then increase the adjusted tax basis of their shares by the difference between (a) the amount of capital gain dividends that we designated and that they included in their taxable income, and (b) the tax that we paid on their behalf with respect to that capital gain.

Acquisitions of C Corporations

We may in the future engage in transactions where we acquire all of the outstanding stock of a C corporation. Upon these acquisitions, except to the extent we make an applicable TRS election, each of our acquired entities and their various wholly-owned corporate and noncorporate subsidiaries will become our QRSs. Thus, after such acquisitions, all assets, liabilities and items of income, deduction and credit of the acquired and then disregarded entities will be treated as ours for purposes of the various REIT qualification tests described above. In addition, we generally will be treated as the successor to the acquired (and then disregarded) entities' federal income tax attributes, such as those entities' (a) adjusted tax bases in their assets and their depreciation schedules; and (b) earnings and profits for federal income tax purposes, if any. The carryover of these attributes creates REIT implications such as built-in gains tax exposure and additional distribution requirements, as described below. However, when we make an election under Section 338(g) of the IRC with respect to corporations that we acquire, we generally will not be subject to such attribute carryovers in respect of attributes existing prior to such election.

Built-in Gains from C Corporations. Notwithstanding our qualification and taxation as a REIT, under specified circumstances we may be subject to corporate income taxation if we acquire a REIT asset where our adjusted tax basis in the asset is determined by reference to the adjusted tax basis of the asset as owned by a C corporation. For instance, we may be subject to federal income taxation on all or part of the built-in gain that was present on the last date an asset was owned by a C corporation, if we succeed to a carryover tax basis in that asset directly or indirectly from such C corporation and if we sell the asset during the five year period beginning on the day the asset ceased being owned by such C corporation. To the extent of our income and gains in a taxable year that are subject to the built-in gains tax, net of any taxes paid on such income and gains with respect to that taxable year, our taxable dividends paid in the following year will be potentially eligible for taxation to noncorporate U.S. shareholders at the preferential tax rates for "qualified dividends" as described below under the heading "— Taxation of Taxable U.S. Shareholders". We generally do not expect to sell assets if doing so would result in the imposition of a material built-in gains tax liability; but if and when we do sell assets that may have associated built-in gains tax exposure, then we expect to make appropriate provision for the associated tax liabilities on our financial statements.

Earnings and Profits. Following a corporate acquisition, we must generally distribute all of the C corporation earnings and profits inherited in that transaction, if any, no later than the end of our taxable year in which the transaction occurs, in order to preserve our qualification for taxation as a REIT. However, if we fail to do so, relief provisions would allow us to maintain our qualification for taxation as a REIT, provided we distribute any subsequently discovered C corporation earnings and profits and pay an interest charge in respect of the period of delayed distribution. C corporation earnings and profits that we inherit are, in general, specially allocated under a priority rule to the earliest possible distributions following the event causing the inheritance, and only then is the balance of our earnings and profits for the taxable year allocated among our distributions to the extent not already treated as a distribution of C corporation earnings and profits under the priority rule. The distribution of these C corporation earnings and profits is potentially eligible for taxation to noncorporate U.S. shareholders at the preferential tax rates for "qualified dividends" as described below under the heading "— Taxation of Taxable U.S. Shareholders".

Depreciation and Federal Income Tax Treatment of Leases

Our initial tax bases in our assets will generally be our acquisition cost. We will generally depreciate our depreciable real property on a straight-line basis over forty years and our personal property over the applicable shorter periods. These depreciation schedules, and our initial tax bases, may vary for properties that we acquire through tax-free or carryover basis acquisitions, or that are the subject of cost segregation analyses.

We are entitled to depreciation deductions from our properties only if we are treated for federal income tax purposes as the owner of the properties. This means that the leases of our properties must be classified for U.S. federal income tax purposes as true leases, rather than as sales or financing arrangements, and we believe this to be the case.

Distributions to our Shareholders

As described above, we expect to make distributions to our shareholders from time to time. These distributions may include cash distributions, in kind distributions of property, and deemed or constructive distributions resulting from capital market activities. The U.S. federal income tax treatment of our distributions will vary based on the status of the recipient shareholder as more fully described below under the headings "— Taxation of Taxable U.S. Shareholders," "— Taxation of Tax-Exempt U.S. Shareholders," and "— Taxation of Non-U.S. Shareholders."

Section 302 of the IRC treats a redemption of our shares for cash only as a distribution under Section 301 of the IRC, and hence taxable as a dividend to the extent of our available current or accumulated earnings and profits, unless the redemption satisfies one of the tests set forth in Section 302(b) of the IRC enabling the redemption to be treated as a sale or exchange of the shares. The redemption for cash only will be treated as a sale or exchange if it (a) is "substantially disproportionate" with respect to the surrendering shareholder's ownership in us, (b) results in a "complete termination" of the surrendering shareholder's entire share interest in us, or (c) is "not essentially equivalent to a dividend" with respect to the surrendering shareholder, all within the meaning of Section 302(b) of the IRC. In determining whether any of these tests have been met, a shareholder must generally take into account shares considered to be owned by such shareholder by reason of constructive ownership rules set forth in the IRC, as well as shares actually owned by such shareholder. In addition, if a redemption is treated as a distribution under the preceding tests, then a shareholder's tax basis in the redeemed shares generally will be transferred to the shareholder's remaining shares in us, if any, and if such shareholder owns no other shares in us, such basis generally may be transferred to a related person or may be lost entirely. Because the determination as to whether a shareholder will satisfy any of the tests of Section 302(b) of the IRC depends upon the facts and circumstances at the time that our shares are redeemed, we urge you to consult your own tax advisor to determine the particular tax treatment of any redemption.

Taxation of Taxable U.S. Shareholders

For noncorporate U.S. shareholders, to the extent that their total adjusted income does not exceed applicable thresholds, the maximum federal income tax rate for long-term capital gains and most corporate dividends is generally 15%. For those noncorporate U.S. shareholders whose total adjusted income exceeds the applicable thresholds, the maximum federal income tax rate for long-term capital gains and most corporate dividends is generally 20%. However, because we are not generally subject to federal income tax on the portion of our "real estate investment trust taxable income" distributed to our shareholders, dividends on our shares generally are not eligible for these preferential tax rates, except that any distribution of C corporation earnings and profits and taxed built-in gain items will potentially be eligible for these preferential tax rates. As a result, our ordinary dividends generally are taxed at the higher federal income tax rates applicable to ordinary income (subject to the lower effective tax rates applicable to qualified REIT dividends via the deduction-without-outlay mechanism of Section 199A of the IRC, which is generally available to our noncorporate U.S. shareholders that meet specified holding period requirements for taxable years before 2026). To summarize, the preferential federal income tax rates for long-term capital gains and for qualified dividends generally apply to:

(1) long-term capital gains, if any, recognized on the disposition of our shares;

(2) our distributions designated as long-term capital gain dividends (except to the extent attributable to real estate depreciation recapture, in which case the distributions are subject to a maximum 25% federal income tax rate);

(3) our dividends attributable to dividend income, if any, received by us from C corporations such as TRSs;

(4) our dividends attributable to earnings and profits that we inherit from C corporations; and

(5) our dividends to the extent attributable to income upon which we have paid federal corporate income tax (such as taxes on foreclosure property income or on built-in gains), net of the corporate income taxes thereon.

As long as we qualify for taxation as a REIT, a distribution to our U.S. shareholders that we do not designate as a capital gain dividend generally will be treated as an ordinary income dividend to the extent of our available current or accumulated earnings and profits (subject to the lower effective tax rates applicable to qualified REIT dividends via the deduction-without-outlay mechanism of Section 199A of the IRC, which is generally available to our noncorporate U.S. shareholders that meet specified holding period requirements for taxable years before 2026). Distributions made out of our current or accumulated earnings and profits that we properly designate as capital gain dividends generally will be taxed as long-term capital gains, as discussed below, to the extent they do not exceed our actual net capital gain for the taxable year. However, corporate shareholders may be required to treat up to 20% of any capital gain dividend as ordinary income under Section 291 of the IRC.

If for any taxable year we designate capital gain dividends for our shareholders, then a portion of the capital gain dividends we designate will be allocated to the holders of a particular class of shares on a percentage basis equal to the ratio of the amount of the total dividends paid or made available for the year to the holders of that class of shares to the total dividends paid or made available for the year to holders of all outstanding classes of our shares. We will similarly designate the portion of any dividend that is to be taxed to noncorporate U.S. shareholders at preferential maximum rates (including any qualified dividend income and any capital gains attributable to real estate depreciation recapture that are subject to a maximum 25% federal income tax rate) so that the designations will be proportionate among all outstanding classes of our shares.

We may elect to retain and pay income taxes on some or all of our net capital gain. In addition, if we so elect by making a timely designation to our shareholders:

(1) each of our U.S. shareholders will be taxed on its designated proportionate share of our retained net capital gains as though that amount were distributed and designated as a capital gain dividend;

(2) each of our U.S. shareholders will receive a credit or refund for its designated proportionate share of the tax that we pay;

(3) each of our U.S. shareholders will increase its adjusted basis in our shares by the excess of the amount of its proportionate share of these retained net capital gains over the U.S. shareholder's proportionate share of the tax that we pay; and

(4) both we and our corporate shareholders will make commensurate adjustments in our respective earnings and profits for federal income tax purposes.

Distributions in excess of our current or accumulated earnings and profits will not be taxable to a U.S. shareholder to the extent that they do not exceed the shareholder's adjusted tax basis in our shares, but will reduce the shareholder's basis in such shares. To the extent that these excess distributions exceed a U.S. shareholder's adjusted basis in such shares, they will be included in income as capital gain, with long-term gain generally taxed to noncorporate U.S. shareholders at preferential maximum rates. No U.S. shareholder may include on its federal income tax return any of our net operating losses or any of our capital losses. In addition, no portion of any of our dividends is eligible for the dividends received deduction for corporate shareholders.

If a dividend is declared in October, November or December to shareholders of record during one of those months and is paid during the following January, then for federal income tax purposes the dividend will be treated as having been both paid and received on December 31 of the prior taxable year.

A U.S. shareholder will generally recognize gain or loss equal to the difference between the amount realized and the shareholder's adjusted basis in our shares that are sold or exchanged. This gain or loss will be capital gain or loss, and will be long-term capital gain or loss if the shareholder's holding period in our shares exceeds one year. In addition, any loss upon a sale or exchange of our shares held for six months or less will generally be treated as a long-term capital loss to the extent of any long-term capital gain dividends we paid on such shares during the holding period.

U.S. shareholders who are individuals, estates or trusts are generally required to pay a 3.8% Medicare tax on their net investment income (including dividends on our shares (without regard to any deduction allowed by Section 199A of the IRC) and gains from the sale or other disposition of our shares), or in the case of estates and trusts on their net investment income that is not distributed, in each case to the extent that their total adjusted income exceeds applicable thresholds. U.S. shareholders are urged to consult their tax advisors regarding the application of the 3.8% Medicare tax.

If a U.S. shareholder recognizes a loss upon a disposition of our shares in an amount that exceeds a prescribed threshold, it is possible that the provisions of Treasury regulations involving "reportable transactions" could apply, with a resulting requirement to separately disclose the loss-generating transaction to the IRS. These Treasury regulations are written quite broadly, and apply to many routine and simple transactions. A reportable transaction currently includes, among other things, a sale or exchange of our shares resulting in a tax loss in excess of (a) $10 million in any single year or $20 million in a prescribed combination of taxable years in the case of our shares held by a C corporation or by a partnership with only C corporation partners or (b) $2 million in any single year or $4 million in a prescribed combination of taxable years in the case of our shares held by any other partnership or an S corporation, trust or individual, including losses that flow through pass through entities to individuals. A taxpayer discloses a reportable transaction by filing IRS Form 8886 with its federal income tax return and, in the first year of filing, a copy of Form 8886 must be sent to the IRS's Office of Tax Shelter Analysis. The annual maximum penalty for failing to disclose a reportable transaction is generally $10,000 in the case of a natural person and $50,000 in any other case.

Noncorporate U.S. shareholders who borrow funds to finance their acquisition of our shares could be limited in the amount of deductions allowed for the interest paid on the indebtedness incurred. Under Section 163(d) of the IRC, interest paid or accrued on indebtedness incurred or continued to purchase or carry property held for investment is generally deductible only to the extent of the investor's net investment income. A U.S. shareholder's net investment income will include ordinary income dividend distributions received from us and, only if an appropriate election is made by the shareholder, capital gain dividend distributions and qualified dividends received from us; however, distributions treated as a nontaxable return of the shareholder's basis will not enter into the computation of net investment income.

Taxation of Tax-Exempt U.S. Shareholders

The rules governing the federal income taxation of tax-exempt entities are complex, and the following discussion is intended only as a summary of material considerations of an investment in our shares relevant to such investors. If you are a tax-exempt shareholder, we urge you to consult your own tax advisor to determine the impact of federal, state, local and foreign tax laws, including any tax return filing and other reporting requirements, with respect to your acquisition of or investment in our shares.

We expect that shareholders that are tax-exempt pension plans, individual retirement accounts or other qualifying tax-exempt entities, and that receive (a) distributions from us, or (b) proceeds from the sale of our shares, should not have such amounts treated as UBTI, provided in each case (x) that the shareholder has not financed its acquisition of our shares with "acquisition indebtedness" within the meaning of the IRC, (y) that the shares are not otherwise used in an unrelated trade or business of the tax-exempt entity, and (z) that, consistent with our present intent, we do not hold a residual interest in a real estate mortgage investment conduit or otherwise hold mortgage assets or conduct mortgage securitization activities that generate "excess inclusion" income.

Taxation of Non-U.S. Shareholders

The rules governing the U.S. federal income taxation of non-U.S. shareholders are complex, and the following discussion is intended only as a summary of material considerations of an investment in our shares relevant to such investors. If you are a non-U.S. shareholder, we urge you to consult your own tax advisor to determine the impact of U.S. federal, state, local and foreign tax laws, including any tax return filing and other reporting requirements, with respect to your acquisition of or investment in our shares.

We expect that a non-U.S. shareholder's receipt of (a) distributions from us, and (b) proceeds from the sale of our shares, will not be treated as income effectively connected with a U.S. trade or business and a non-U.S. shareholder will therefore not be subject to the often higher federal tax and withholding rates, branch profits taxes and increased reporting and filing requirements that apply to income effectively connected with a U.S. trade or business. This expectation and a number of the determinations below are predicated on our shares being listed on a U.S. national securities exchange, such as The Nasdaq Stock Market LLC, or Nasdaq. Each class of our shares has been listed on a U.S. national securities exchange; however, we cannot be sure that our shares will continue to be so listed in future taxable years or that any class of our shares that we may issue in the future will be so listed.

Distributions. A distribution by us to a non-U.S. shareholder that is not designated as a capital gain dividend will be treated as an ordinary income dividend to the extent that it is made out of our current or accumulated earnings and profits. A distribution of this type will generally be subject to U.S. federal income tax and withholding at the rate of 30%, or at a lower rate if the non-U.S. shareholder has in the manner prescribed by the IRS demonstrated to the applicable withholding agent its entitlement to benefits under a tax treaty. Because we cannot determine our current and accumulated earnings and profits until the end of the taxable year, withholding at the statutory rate of 30% or applicable lower treaty rate will generally be imposed on the gross amount of any distribution to a non-U.S. shareholder that we make and do not designate as a capital gain dividend. Notwithstanding this potential withholding on distributions in excess of our current and accumulated earnings and profits, these excess portions of distributions are a nontaxable return of capital to the extent that they do not exceed the non-U.S. shareholder's adjusted basis in our shares, and the nontaxable return of capital will reduce the adjusted basis in these shares. To the extent that distributions in excess of our current and accumulated earnings and profits exceed the non-U.S. shareholder's adjusted basis in our shares, the distributions will give rise to U.S. federal income tax liability only in the unlikely event that the non-U.S. shareholder would otherwise be subject to tax on any gain from the sale or exchange of these shares, as discussed below under the heading "— Dispositions of Our Shares." A non-U.S. shareholder may seek a refund from the IRS of amounts withheld on distributions to it in excess of such shareholder's allocable share of our current and accumulated earnings and profits.

For so long as a class of our shares is listed on a U.S. national securities exchange, capital gain dividends that we declare and pay to a non-U.S. shareholder on those shares, as well as dividends to such a non-U.S. shareholder on those shares attributable to our sale or exchange of "United States real property interests" within the meaning of Section 897 of the IRC, or USRPIs, will not be subject to withholding as though those amounts were effectively connected with a U.S. trade or business, and non-U.S. shareholders will not be required to file U.S. federal income tax returns or pay branch profits tax in respect of these dividends. Instead, these dividends will generally be treated as ordinary dividends and subject to withholding in the manner described above.

Tax treaties may reduce the withholding obligations on our distributions. Under some treaties, however, rates below 30% that are applicable to ordinary income dividends from U.S. corporations may not apply to ordinary income dividends from a REIT or may apply only if the REIT meets specified additional conditions. A non-U.S. shareholder must generally use an applicable IRS Form W-8, or substantially similar form, to claim tax treaty benefits. If the amount of tax withheld with respect to a distribution to a non-U.S. shareholder exceeds the shareholder's U.S. federal income tax liability with respect to the distribution, the non-U.S. shareholder may file for a refund of the excess from the IRS. Treasury regulations also provide special rules to determine whether, for purposes of determining the applicability of a tax treaty, our distributions to a non-U.S. shareholder that is an entity should be treated as paid to the entity or to those owning an interest in that entity, and whether the entity or its owners are entitled to benefits under the tax treaty.

If, contrary to our expectation, a class of our shares was not listed on a U.S. national securities exchange and we made a distribution on those shares that was attributable to gain from the sale or exchange of a USRPI, then a non-U.S. shareholder holding those shares would be taxed as if the distribution was gain effectively connected with a trade or business in the United States conducted by the non-U.S. shareholder. In addition, the applicable withholding agent would be required to withhold from a distribution to such a non-U.S. shareholder, and remit to the IRS, up to 21% of the maximum amount of any distribution that was or could have been designated as a capital gain dividend. The non-U.S. shareholder also would generally be subject to the same treatment as a U.S. shareholder with respect to the distribution (subject to any applicable alternative minimum tax and a special alternative minimum tax in the case of a nonresident alien individual), would be subject to fulsome U.S. federal income tax return reporting requirements, and, in the case of a corporate non-U.S. shareholder, may owe the up to 30% branch profits tax under Section 884 of the IRC (or lower applicable tax treaty rate) in respect of these amounts.

Although the law is not entirely clear on the matter, it appears that amounts designated by us as undistributed capital gain in respect of our shares that are held by non-U.S. shareholders generally should be treated in the same manner as actual distributions by us of capital gain dividends. Under this approach, the non-U.S. shareholder would be able to offset as a credit against its resulting U.S. federal income tax liability its proportionate share of the tax paid by us on the undistributed capital gain treated as distributed to the non-U.S. shareholder, and receive from the IRS a refund to the extent its proportionate share of the tax paid by us were to exceed the non-U.S. shareholder's actual U.S. federal income tax liability on such deemed distribution. If we were to designate any portion of our net capital gain as undistributed capital gain, a non-U.S. shareholder should consult its tax advisors regarding taxation of such undistributed capital gain.

Dispositions of Our Shares. If as expected our shares are not USRPIs, then a non-U.S. shareholder's gain on the sale of these shares generally will not be subject to U.S. federal income taxation or withholding. We expect that our shares will not be USRPIs because one or both of the following exemptions will be available at all times.

First, for so long as a class of our shares is listed on a U.S. national securities exchange, a non-U.S. shareholder's gain on the sale of those shares will not be subject to U.S. federal income taxation as a sale of a USRPI. Second, our shares will not constitute USRPIs if we are a "domestically controlled" REIT. We will be a "domestically controlled" REIT if less than 50% of the value of our shares (including any future class of shares that we may issue) is held, directly or indirectly, by non-U.S. shareholders at all times during the preceding five years, after applying specified presumptions regarding the ownership of our shares as described in Section 897(h)(4)(E) of the IRC. For these purposes, we believe that the statutory ownership presumptions apply to validate our status as a "domestically controlled" REIT. Accordingly, we believe that we are and will remain a "domestically controlled" REIT.

If, contrary to our expectation, a gain on the sale of our shares is subject to U.S. federal income taxation (for example, because neither of the above exemptions were then available, i.e., that class of our shares were not then listed on a U.S. national securities exchange and we were not a "domestically controlled" REIT), then (a) a non-U.S. shareholder would generally be subject to the same treatment as a U.S. shareholder with respect to its gain (subject to any applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals), (b) the non-U.S. shareholder would also be subject to fulsome U.S. federal income tax return reporting requirements, and (c) a purchaser of that class of our shares from the non-U.S. shareholder may be required to withhold 15% of the purchase price paid to the non-U.S. shareholder and to remit the withheld amount to the IRS.

Information Reporting, Backup Withholding, and Foreign Account Withholding

Information reporting, backup withholding, and foreign account withholding may apply to distributions or proceeds paid to our shareholders under the circumstances discussed below. If a shareholder is subject to backup or other U.S. federal income tax withholding, then the applicable withholding agent will be required to withhold the appropriate amount with respect to a deemed or constructive distribution or a distribution in kind even though there is insufficient cash from which to satisfy the withholding obligation. To satisfy this withholding obligation, the applicable withholding agent may collect the amount of U.S. federal income tax required to be withheld by reducing to cash for remittance to the IRS a sufficient portion of the property that the shareholder would otherwise receive or own, and the shareholder may bear brokerage or other costs for this withholding procedure.

Amounts withheld under backup withholding are generally not an additional tax and may be refunded by the IRS or credited against the shareholder's federal income tax liability, provided that such shareholder timely files for a refund or credit with the IRS. A U.S. shareholder may be subject to backup withholding when it receives distributions on our shares or proceeds upon the sale, exchange, redemption, retirement or other disposition of our shares, unless the U.S. shareholder properly executes, or has previously properly executed, under penalties of perjury an IRS Form W-9 or substantially similar form that:

- provides the U.S. shareholder's correct taxpayer identification number;

- certifies that the U.S. shareholder is exempt from backup withholding because (a) it comes within an enumerated exempt category, (b) it has not been notified by the IRS that it is subject to backup withholding, or (c) it has been notified by the IRS that it is no longer subject to backup withholding; and

- certifies that it is a U.S. citizen or other U.S. person.

If the U.S. shareholder has not provided and does not provide its correct taxpayer identification number and appropriate certifications on an IRS Form W-9 or substantially similar form, it may be subject to penalties imposed by the IRS, and the applicable withholding agent may have to withhold a portion of any distributions or proceeds paid to such U.S. shareholder. Unless the U.S. shareholder has established on a properly executed IRS Form W-9 or substantially similar form that it comes within an enumerated exempt category, distributions or proceeds on our shares paid to it during the calendar year, and the amount of tax withheld, if any, will be reported to it and to the IRS.

Distributions on our shares to a non-U.S. shareholder during each calendar year and the amount of tax withheld, if any, will generally be reported to the non-U.S. shareholder and to the IRS. This information reporting requirement applies regardless of whether the non-U.S. shareholder is subject to withholding on distributions on our shares or whether the withholding was reduced or eliminated by an applicable tax treaty. Also, distributions paid to a non-U.S. shareholder on our shares will generally be subject to backup withholding, unless the non-U.S. shareholder properly certifies to the applicable withholding agent its non-U.S. shareholder status on an applicable IRS Form W-8 or substantially similar form. Information reporting and backup withholding will not apply to proceeds a non-U.S. shareholder receives upon the sale, exchange, redemption, retirement or other disposition of our shares, if the non-U.S. shareholder properly certifies to the applicable withholding agent its non-U.S. shareholder status on an applicable IRS Form W-8 or substantially similar form. Even without having executed an applicable IRS Form W-8 or substantially similar form, however, in some cases information reporting and backup withholding will not apply to proceeds that a non-U.S. shareholder receives upon the sale, exchange, redemption, retirement or other disposition of our shares if the non-U.S. shareholder receives those proceeds through a broker's foreign office.

Non-U.S. financial institutions and other non-U.S. entities are subject to diligence and reporting requirements for purposes of identifying accounts and investments held directly or indirectly by U.S. persons. The failure to comply with these additional information reporting, certification and other requirements could result in a 30% U.S. withholding tax on applicable payments to non-U.S. persons, notwithstanding any otherwise applicable provisions of an income tax treaty. In particular, a payee that is a foreign financial institution that is subject to the diligence and reporting requirements described above must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by "specified United States persons" or "United States owned foreign entities" (each as defined in the IRC and administrative guidance thereunder), annually report information about such accounts, and withhold 30% on applicable payments to noncompliant foreign financial institutions and account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States with respect to these requirements may be subject to different rules. The foregoing withholding regime generally applies to payments of dividends on our shares. In general, to avoid withholding, any non-U.S. intermediary through which a shareholder owns our shares must establish its compliance with the foregoing regime, and a non-U.S. shareholder must provide specified documentation (usually an applicable IRS Form W-8) containing information about its identity, its status, and if required, its direct and indirect U.S. owners. Non-U.S. shareholders and shareholders who hold our shares through a non-U.S. intermediary are encouraged to consult their own tax advisors regarding foreign account tax compliance.

Other Tax Considerations

Our tax treatment and that of our shareholders may be modified by legislative, judicial or administrative actions at any time, which actions may have retroactive effect. The rules dealing with federal income taxation are constantly under review by the U.S. Congress, the IRS and the U.S. Department of the Treasury, and statutory changes, new regulations, revisions to existing regulations and revised interpretations of established concepts are issued frequently. Likewise, the rules regarding taxes other than U.S. federal income taxes may also be modified. No prediction can be made as to the likelihood of passage of new tax legislation or other provisions, or the direct or indirect effect on us and our shareholders. Revisions to tax laws and interpretations of these laws could adversely affect our ability to qualify and be taxed as a REIT, as well as the tax or other consequences of an investment in our shares. We and our shareholders may also be subject to taxation by state, local or other jurisdictions, including those in which we or our shareholders transact business or reside. These tax consequences may not be comparable to the U.S. federal income tax consequences discussed above.

ERISA PLANS, KEOGH PLANS AND INDIVIDUAL RETIREMENT ACCOUNTS

General Fiduciary Obligations

The Employee Retirement Income Security Act of 1974, as amended, or ERISA, the IRC and similar provisions to those described below under applicable foreign or state law, individually and collectively, impose certain duties on persons who are fiduciaries of any employee benefit plan subject to Title I of ERISA, or an ERISA Plan, or an individual retirement account or annuity, or an IRA, a Roth IRA, a tax-favored account (such as an Archer MSA, Coverdell education savings account or health savings account), a Keogh plan or other qualified retirement plan not subject to Title I of ERISA, each a Non-ERISA Plan. Under ERISA and the IRC, any person who exercises any discretionary authority or control over the administration of, or the management or disposition of the assets of, an ERISA Plan or Non-ERISA Plan, or who renders investment advice for a fee or other compensation to an ERISA Plan or Non-ERISA Plan, is generally considered to be a fiduciary of the ERISA Plan or Non-ERISA Plan.

Fiduciaries of an ERISA Plan must consider whether:

- their investment in our shares or other securities satisfies the diversification requirements of ERISA;

- the investment is prudent in light of possible limitations on the marketability of our shares;

- they have authority to acquire our shares or other securities under the applicable governing instrument and Title I of ERISA; and

- the investment is otherwise consistent with their fiduciary responsibilities.

Fiduciaries of an ERISA Plan may incur personal liability for any loss suffered by the ERISA Plan on account of a violation of their fiduciary responsibilities. In addition, these fiduciaries may be subject to a civil penalty of up to 20% of any amount recovered by the ERISA Plan on account of a violation. Fiduciaries of any Non-ERISA Plan should consider that the Non-ERISA Plan may only make investments that are authorized by the appropriate governing instrument and applicable law.

Fiduciaries considering an investment in our securities should consult their own legal advisors if they have any concern as to whether the investment is consistent with the foregoing criteria or is otherwise appropriate. The sale of our securities to an ERISA Plan or Non-ERISA Plan is in no respect a representation by us or any underwriter of the securities that the investment meets all relevant legal requirements with respect to investments by the arrangements generally or any particular arrangement, or that the investment is appropriate for arrangements generally or any particular arrangement.

Prohibited Transactions

Fiduciaries of ERISA Plans and persons making the investment decision for Non-ERISA Plans should consider the application of the prohibited transaction provisions of ERISA and the IRC in making their investment decision. Sales and other transactions between an ERISA Plan or a Non-ERISA Plan and disqualified persons or parties in interest, as applicable, are prohibited transactions and result in adverse consequences absent an exemption. The particular facts concerning the sponsorship, operations and other investments of an ERISA Plan or Non-ERISA Plan may cause a wide range of persons to be treated as disqualified persons or parties in interest with respect to it. A non-exempt prohibited transaction, in addition to imposing potential personal liability upon ERISA Plan fiduciaries, may also result in the imposition of an excise tax under the IRC or a penalty under ERISA upon the disqualified person or party in interest. If the disqualified person who engages in the transaction is the individual on behalf of whom an IRA, Roth IRA or other tax-favored account is maintained (or their beneficiary), the IRA, Roth IRA or other tax-favored account may lose its tax-exempt status and its assets may be deemed to have been distributed to the individual in a taxable distribution on account of the non-exempt prohibited transaction, but no excise tax will be imposed. Fiduciaries considering an investment in our securities should consult their own legal advisors as to whether the ownership of our securities involves a non-exempt prohibited transaction.

"Plan Assets" Considerations

The U.S. Department of Labor has issued a regulation defining "plan assets." The regulation, as subsequently modified by ERISA, generally provides that when an ERISA Plan or a Non-ERISA Plan otherwise subject to Title I of ERISA and/or Section 4975 of the IRC acquires an interest in an entity that is neither a "publicly offered security" nor a security issued by an investment company registered under the Investment Company Act of 1940, as amended, the assets of the ERISA Plan or Non-ERISA Plan include both the equity interest and an undivided interest in each of the underlying assets of the entity, unless it is established either that the entity is an operating company or that equity participation in the entity by benefit plan investors is not significant. We are not an investment company registered under the Investment Company Act of 1940, as amended.

Each class of our equity (that is, our common shares and any other class of equity that we may issue) must be analyzed separately to ascertain whether it is a publicly offered security. The regulation defines a publicly offered security as a security that is "widely held," "freely transferable" and either part of a class of securities registered under the Exchange Act, or sold under an effective registration statement under the Securities Act of 1933, as amended, or the Securities Act, provided the securities are registered under the Exchange Act within 120 days after the end of the fiscal year of the issuer during which the offering occurred. Each class of our outstanding shares has been registered under the Exchange Act within the necessary time frame to satisfy the foregoing condition.

The regulation provides that a security is "widely held" only if it is part of a class of securities that is owned by 100 or more investors independent of the issuer and of one another. However, a security will not fail to be "widely held" because the number of independent investors falls below 100 subsequent to the initial public offering as a result of events beyond the issuer's control. Although we cannot be sure, we believe our common shares have been and will remain widely held, and we expect the same to be true of any future class of equity that we may issue.

The regulation provides that whether a security is "freely transferable" is a factual question to be determined on the basis of all relevant facts and circumstances. The regulation further provides that, where a security is part of an offering in which the minimum investment is $10,000 or less, some restrictions on transfer ordinarily will not, alone or in combination, affect a finding that these securities are freely transferable. The restrictions on transfer enumerated in the regulation as not affecting that finding include:

- any restriction on or prohibition against any transfer or assignment that would result in a termination or reclassification for federal or state tax purposes, or would otherwise violate any state or federal law or court order;

- any requirement that advance notice of a transfer or assignment be given to the issuer and any requirement that either the transferor or transferee, or both, execute documentation setting forth representations as to compliance with any restrictions on transfer that are among those enumerated in the regulation as not affecting free transferability, including those described in the preceding clause of this sentence;

- any administrative procedure that establishes an effective date, or an event prior to which a transfer or assignment will not be effective; and

- any limitation or restriction on transfer or assignment that is not imposed by the issuer or a person acting on behalf of the issuer.

We believe that the restrictions imposed under our declaration of trust on the transfer of shares do not result in the failure of our shares to be "freely transferable." Furthermore, we believe that no other facts or circumstances limiting the transferability of our shares exist, other than those that are enumerated under the regulation as not affecting the free transferability of shares. In addition, we do not expect or intend to impose in the future, or to permit any person to impose on our behalf, any limitations or restrictions on transfer that would not be among the enumerated permissible limitations or restrictions.

Assuming that each class of our shares will be "widely held" and that no other facts and circumstances exist that restrict transferability of these shares, our counsel, Sullivan & Worcester LLP, is of the opinion that our shares will not fail to be "freely transferable" for purposes of the regulation due to the restrictions on transfer of our shares in our declaration of trust and that under the regulation each class of our currently outstanding shares is publicly offered and our assets will not be deemed to be "plan assets" of any ERISA Plan or Non-ERISA Plan that acquires our shares in a public offering. This opinion is conditioned upon certain assumptions and representations, as discussed above under the heading "Material United States Federal Income Tax Considerations — Taxation as a REIT."

Item 1A. Risk Factors

Summary of Risk Factors

Our business is subject to a number of risks and uncertainties. The following is a summary of the principal risk factors described in this section:

- we have a substantial amount of debt and we are subject to risks related to our debt, including our ability to refinance maturing debt and the cost of any such refinanced debt and our ability to reduce our debt leverage, which may remain at or above current levels for an indefinite period, covenants and conditions contained in our debt agreements which may restrict our operations by increasing our interest expense and limiting our ability to make investments in our properties, sell properties securing our debt and pay distributions to our shareholders, potential downgrades to our credit ratings and other limitations on our ability to access capital at reasonable costs or at all, including the limited availability of debt capital to office REITs generally;

- we have a significant amount of scheduled lease expirations in 2024 and thereafter and we may be unable to renew our leases when they expire or lease our properties to new tenants without decreasing rents or incurring significant costs or at all; in addition, some of our tenants have the right to terminate their leases prior to their stated lease expiration date;

- remote and other alternative work arrangements and changes in space utilization and other business practices may continue to reduce the demand for office leasing;

- our concentration of investments in properties leased to private sector single or majority tenants and the U.S. government, and in properties located in the metropolitan Washington, D.C. area, may subject us to risks associated with bankruptcy, insolvency, a downturn of business or a lease termination of such single or majority tenants, government budgetary pressures and priorities and trends and other fiscal pressures and a downturn in economic conditions or a possible recession;

- unfavorable market and commercial real estate industry conditions due to, among other things, high interest rates, prolonged high inflation, labor market challenges, supply chain disruptions, volatility in the public equity and debt markets and in the commercial real estate markets, generally, reductions in government spending to fund their obligations, pandemics, geopolitical instability and tensions, economic downturns or a possible recession, changes in real estate utilization and other conditions beyond our control, may have a material adverse effect on our and our tenants' results of operations and financial conditions, and our tenants may be unable to satisfy their lease obligations to us;

- our development or redevelopment projects, or potential future sales or acquisitions or development or redevelopment projects, may not be successful or may not be executed on the terms or within the timing we expect as a result of competition, ongoing market and economic conditions, including capital market disruptions, high interest rates, prolonged high inflation, or otherwise;

- we are subject to risks related to our qualification for taxation as a REIT, including REIT distribution requirements;

- ownership of real estate is subject to environmental risks and liabilities, as well as risks from adverse weather, natural disasters and adverse impacts from global climate change;

- insurance may not adequately cover our losses, and insurance costs may continue to increase;

- we are subject to risks related to our dependence upon RMR to implement our business strategies and manage our day to day operations;

- we are subject to risks related to the security of RMR's information technology;

- our management structure and agreements with RMR and our relationships with our related parties, including our Managing Trustees, RMR and others affiliated with them, may create conflicts of interest;

- sustainability initiatives, requirements and market expectations may impose additional costs and expose us to new risks;

- provisions in our declaration of trust, bylaws and other agreements, as well as certain provisions of Maryland law, may deter, delay or prevent a change in our control or unsolicited acquisition proposals, limit our rights and the rights of our shareholders to take action against our Trustees and officers or limit our shareholders' ability to obtain a favorable judicial forum for certain disputes;

- we may change our operational, financing and investment policies without shareholder approval; and

- our distributions to shareholders may remain at $0.01 per common share per quarter for an indefinite period or be eliminated and the form of payment could change.

The risks described below may not be the only risks we face, but are risks we believe may be material at this time. Other risks of which we are not yet aware, or that we currently believe are not material, may also materially and adversely impact our business operations or financial results. If any of the events or circumstances described below occurs, our business, financial condition, liquidity, results of operations or ability to pay distributions to our shareholders could be adversely impacted and the value of an investment in our securities could decline. Investors and prospective investors should consider the risks described below and the information contained under the caption "Warning Concerning Forward-Looking Statements" and elsewhere in this Annual Report on Form 10-K before deciding whether to invest in our securities. We may update these risk factors in our future periodic reports.

Risks Related to Our Business

We have a substantial amount of debt and are subject to risks related to our debt, including our ability to refinance maturing debt and the cost of any such refinanced debt.

As of December 31, 2023, our consolidated debt was $2.6 billion.

We are subject to numerous risks associated with our debt, including our ability to refinance maturing debt and the cost of any refinancing, the risk that our liquidity could remain insufficient for us to make required payments and risks associated with high interest rates. For example, we currently do not have sufficient sources of liquidity to repay our $650.0 million senior unsecured notes due 2025, and while we believe it is probable that we can obtain new debt financing, we cannot be sure that we will be successful in doing so. We have engaged a financial advisor to assist in evaluating our options to address our upcoming debt maturities. There can be no assurance our advisor will be successful in assisting us with our debt maturities. There are also no limits in our organizational documents on the amount of debt we may incur, and, subject to any limitations in our debt agreements, we may incur additional debt. Our debt may increase our vulnerability to adverse market and economic conditions, limit our flexibility in planning for changes in our business and place us at a disadvantage in relation to competitors that have lower debt levels. Our debt could increase our cost of capital, limit our ability to incur additional debt in the future, and increase our exposure to floating interest rates or expose us to potential events of default (if not cured or waived) under covenants contained in debt instruments that could have a material adverse effect on our business, financial condition and operating results. High interest rates have significantly increased our borrowing costs. Although we have an option to extend the maturity date of certain of our debt upon payment of a fee and meeting other conditions, the applicable conditions may not be met, and we may be required to repay or refinance our existing debt with new debt at less favorable terms. Excessive or expensive debt could reduce the available cash flow to fund, or limit our ability to obtain financing for, lease obligations, working capital, capital expenditures, refinancing, acquisitions, development or redevelopment projects or other purposes and hinder our ability to pay distributions to our shareholders.

If we default under any of our debt obligations, we may be in default under other debt agreements of ours that have cross default provisions, including our credit agreement and our senior notes indentures and their supplements. In such case, our lenders or noteholders may demand immediate payment of any outstanding debt and could seek payment from the subsidiary guarantors under our credit agreement or our 9.000% senior secured notes due 2029, or the 2029 Notes, seek to sell any pledged equity interests of certain subsidiaries or the mortgaged properties owned by certain pledged subsidiaries, or we could be forced to liquidate our assets for less than the values we would receive in a more orderly process.

We have a significant amount of scheduled lease expirations in 2024 and thereafter and we may be unable to lease our properties when our leases expire.

Leases representing approximately 15.5% and 10.6% of our annual rental income are scheduled to expire in each of 2024 and 2025, respectively. Although we typically will seek to renew or extend the terms of leases for our properties with tenants when they expire, we cannot be sure that we will be successful in doing so. Certain changes in space utilization, including increases in remote and other alternative work arrangements, as well as ongoing market and economic conditions, including high interest rates, prolonged high inflation and government spending and budget priorities may cause our tenants not to renew or extend their leases when they expire, or to seek to renew their leases for less space than they currently occupy. If we are unable to extend or renew our leases, or we renew leases for reduced space, it may be time consuming and expensive to relet some of these properties to new tenants.

Remote and other alternative work arrangements and changes in space utilization and other business practices may continue to reduce the demand for office leasing.

Certain changes in office space utilization, including increased remote and other alternative work arrangements and tenants consolidating their real estate footprints, continue to impact the market for both private sector and government tenants. It is uncertain to what extent and for how long such remote or other alternative work arrangements may continue. In addition, it is possible that hybrid work arrangements could continue or increase, such as workspace sharing or hoteling of office space. To the extent these practices become permanent or further increase, demand for office space, including at our properties, may decline. As a result of these factors, our tenant retention levels could decline and we may experience reduced rent or incur increased costs under future new or renewal leases.

Some of our properties depend upon a private sector single or majority tenant for all or a significant portion of their rental income; therefore, our financial condition, including our ability to pay distributions to our shareholders, may be adversely affected by bankruptcy or insolvency, a downturn in the business, or a lease termination of such a single or majority tenant.

As of December 31, 2023, 44.4% of our annualized rental income was from our properties leased to private sector single tenants or majority occupied tenants. The value of the properties leased to these tenants is materially dependent on their performance under their respective leases. These tenants face competition within their industries and other factors that could reduce their ability to pay us rent based on market and economic conditions, such as high interest rates, prolonged high inflation, supply chain challenges and economic downturns or a possible recession. A default by a single or majority tenant, the failure of a guarantor to fulfill its obligations or other premature termination of a lease to such a tenant or such tenant's election not to extend a lease upon its expiration could have an adverse effect on our financial condition, results of operations, liquidity and ability to pay distributions to our shareholders.

We currently have a concentration of properties in the metropolitan Washington, D.C. market area and are exposed to changes in market conditions in this area.

As of December 31, 2023, we derived approximately 22.2% of our annualized rental income from our consolidated properties located in the metropolitan Washington, D.C. market area. In addition, the three properties owned by two joint ventures in which we owned 51% and 50% interests are also located in the metropolitan Washington, D.C. market area. A downturn in economic conditions in this area or a possible recession, including as a result of prolonged high inflation or otherwise, could result in reduced demand from tenants for our properties, reduced rents that our tenants in this area are willing to pay when our leases expire and increased lease concessions for new leases and renewals. Additionally, there has been a decrease in demand for new leased space by the U.S. government in the metropolitan Washington, D.C. market area, and that could increase competition for government tenants and adversely affect our ability to retain government tenants when our leases expire. Thus, adverse developments and/or conditions in the metropolitan Washington, D.C. market area could reduce demand for space, impact the creditworthiness of our tenants or force our tenants to curtail operations, which could impair their ability to meet their rent obligations to us and, accordingly, could have an adverse effect on our financial condition, results of operations, liquidity and ability to pay distributions to our shareholders.

Unfavorable market and industry conditions may have a material adverse effect on our results of operations, financial condition and ability to pay distributions to our shareholders.

Our business and operations may be adversely affected by market and economic volatility experienced by the U.S. and global economies, the commercial real estate industry and/or the local economies in the markets in which our properties are located. Unfavorable economic and industry conditions may be due to, among other things, high interest rates, prolonged high inflation, labor market challenges, supply chain disruptions, volatility in the public equity and debt markets, pandemics, geopolitical instability and tensions, economic downturns or a possible recession, changes in real estate utilization and other conditions beyond our control. As economic conditions in the United States may affect the demand for office space, real estate values, occupancy levels and property income, current and future economic conditions in the United States, including slower growth or a possible recession and capital market volatility or disruptions, could have a material adverse impact on our earnings and financial condition. Economic conditions may be affected by numerous factors, including, but not limited to, the pace of economic growth and/or recessionary concerns, inflation, increases in the levels of unemployment, energy prices, uncertainty about government fiscal and tax policy, geopolitical events, the regulatory environment, the availability of credit and interest rates. Current conditions have negatively impacted our ability to pay distributions to our shareholders and these or other conditions may continue to have similar impacts in the future and on our results of operations and financial condition.

We may experience declining rents or incur significant costs to renew our leases with current tenants or lease our properties to new tenants, and any rent increases that we do achieve may not exceed increased costs we may incur.

When we renew our leases with current tenants or lease to new tenants, we may experience rent decreases, and we may have to spend substantial amounts for tenant improvements, leasing commissions or other tenant inducements. Moreover, many of our properties have been specially designed for the particular businesses of our tenants; if the current leases for those properties are terminated or are not renewed, we may be required to renovate those properties at substantial costs, decrease the rents we charge or provide other concessions in order to lease those properties to new tenants. In addition, any rent increases that we do achieve may not exceed our costs associated with renewing our leases with current tenants or leasing our properties to new tenants, which costs have increased as a result of high interest rates, prolonged high inflation and supply chain challenges, among other things. Further, certain of our long term leases have contractual rent adjustments which may not keep pace with inflation.

Our business depends upon our tenants satisfying their lease obligations to us, which, with respect to our private sector tenants, depends, to a large degree, on those tenants' abilities to successfully operate their businesses, and, with respect to our government tenants, depends on discretionary funding from federal, state and local governments.

Our business depends on our tenants satisfying their lease obligations. The financial capacities of our private sector tenants to pay us rent will depend upon their abilities to successfully operate their businesses, which may be adversely affected by factors over which we and they have no control, including market and economic conditions, such as high interest rates, prolonged high inflation, supply chain challenges and economic downturns or a possible recession. The failure of our private sector tenants and any applicable parent guarantor to satisfy their lease obligations to us, whether due to a downturn in their business or otherwise, could materially and adversely affect us.

In addition, our government tenants are subject to discretionary funding from federal, state and local governments, as applicable. Federal government programs are subject to annual congressional budget authorization and appropriation processes, and state and local government programs are often subject to similar processes. For many federal programs, Congress appropriates funds on a fiscal year basis even though the program performance period may extend over several years. Laws and plans adopted by federal, state and local governments relating to, along with pressures on and uncertainty surrounding, budgets, potential changes in priorities and spending levels, sequestration, the appropriations process and the permissible debt limits, could adversely affect the funding for our government tenants. The budget environment and uncertainty surrounding the appropriations processes remain significant long term risks as budget cuts could adversely affect the ability of our government tenants to pay us rent.

Government budgetary pressures and priorities and trends in government employment and office leasing, including remote working and other space utilization trends, may adversely impact our business.

We believe that recent government budgetary and spending priorities and enhancements in technology have resulted in a decrease in government office use for employees. Furthermore, over the past several years, government tenants have reduced their space utilization per employee and consolidated government tenants into existing government owned properties. This activity has reduced the demand for government leased space. Our historical experience with respect to properties of the type we own that are majority leased to government tenants has been that government tenants have generally renewed leases to avoid the costs and disruptions that may result from relocating their operations. However, efforts to manage space utilization rates may result in our tenants exercising early termination rights under their leases, vacating our properties upon expiration of their leases in order to relocate to government owned properties or consolidate leased space within a market, or renew their leases for less space than they currently occupy. Also, our government tenants' desire to reconfigure office space to manage utilization per employee may require us to spend significant amounts for tenant improvements, and tenant relocations are often more prevalent in those circumstances. Increasing uncertainty with respect to government agency budgets and funding to implement relocations, consolidations and reconfigurations has, in some instances, resulted in delayed decisions by some of our government tenants and more focus on short term lease renewals. Given the significant uncertainties, including the extent to which remote or alternative work arrangements may continue or increase, we are unable to reasonably project what the financial impact of market conditions or changing government circumstances will be on the demand for leased space at our properties and our financial results for future periods.

A prolonged U.S. government shutdown may adversely impact our operations, financial results and liquidity.

Under our leases with the U.S. government, the tenants pay us rent monthly in arrears. If the U.S. government experiences a prolonged shutdown, these tenants may not pay us rent during the pendency of the shutdown. Although we expect that these tenants would pay us any outstanding rents after the shutdown ends, our available cash and leverage targets may be adversely impacted during the period we do not receive rents from these tenants. A failure to receive rents during a government shutdown may impair our ability to fund our operations and investments, pay our debt obligations, make capital expenditures and pay distributions to our shareholders. In addition, the impact of a prolonged government shutdown on government personnel resources could hinder our ability to renew expiring leases or initiate or complete renovation, construction and other capital maintenance of the affected properties. Moreover, some of our tenants are government contractors that rely on government business. If a government shutdown results in our government contractor tenants not paying us rent, the negative impact on us from a government shutdown may be compounded.

We may not succeed in selling properties we may identify for sale and any proceeds we may receive from sales we do complete may be less than expected, and we may incur losses with respect to any such sales.

We plan to selectively sell certain properties from time to time to reduce our leverage, fund capital expenditures and strategically update, rebalance and reposition our investment portfolio, with the goal of (1) improving the asset quality of our portfolio through diversification of property types, by reducing the average age of our properties, lengthening the weighted average lease term of our leases and increasing the likelihood of retaining our tenants and (2) increasing our cash available for distribution. Our ability to sell properties, and the prices we may receive in any such sales may be affected by various factors. In particular, these factors could arise from, among other things:

• weaknesses in or a lack of established markets for the properties we may identify for sale;

• the availability of financing to potential purchasers on reasonable terms;

- changes in the financial condition of prospective purchasers for, and the tenants of, the properties;

- the terms of leases with tenants at certain of the properties;

- the characteristics, tenant utilization, quality and prospects of the properties;

- the number of prospective purchasers;

- the number of competing properties in the market;

- unfavorable local, national or international economic conditions, such as high interest rates, labor market challenges, prolonged high inflation, supply chain challenges and economic downturns or a possible recession; and

- changes in laws, regulations or fiscal policies of jurisdictions in which the properties are located.

For example, current market conditions have caused, and may continue to cause, increased capitalization rates which, together with high interest rates, has resulted in reduced commercial real estate transaction volume, and such conditions may continue or worsen. We may not succeed in selling properties and any sales may be delayed or may not occur or, if sales do occur, the terms may not meet our expectations and we may incur losses in connection with any sales. If we are unable to realize proceeds from the sale of assets sufficient to allow us to reduce our leverage to a level we, or ratings agencies or possible financing sources, believe appropriate, we may be unable to fund capital expenditures or future acquisitions to grow our business. In addition, we may elect to change or abandon our strategy and forego or abandon property or other asset sales.

We are exposed to risks associated with property development, redevelopment and repositioning that could adversely affect us, including our financial condition and results of operations.

We currently have properties under development and we may engage in additional development, redevelopment and repositioning activities with respect to our properties in the future, and, as a result, we are subject to certain risks. These risks include cost overruns and untimely completion of construction due to, among other things, weather conditions, inflation, labor or material shortages or delays in receiving permits or other governmental approvals, as well as the availability and pricing of financing on favorable terms or at all. The global economy continues to experience commodity pricing and other inflation, including inflation impacting wages and employee benefits. Although inflation rates have recently declined, it is uncertain whether inflation will decline further, remain relatively steady or increase; however, some market forecasts indicate that inflation rates may remain elevated for a prolonged period. These conditions have increased the costs for materials, other goods and labor, including construction materials, and caused some delays in construction activities, and these conditions may continue and worsen. These pricing increases, as well as increases in labor costs, could result in substantial unanticipated delays and increased development and renovation costs and could prevent the initiation or the completion of development, redevelopment or repositioning activities. In addition, changes to demand for office space and increased vacancies due to continued increases in remote and other alternative work arrangements and changes in space utilization, as well as current economic conditions and volatility in the commercial real estate markets, generally, may cause delays in leasing these properties or possible loss of tenancies and negatively impact our ability to generate cash flows from these properties that meet or exceed our cost of investment. Any of these risks associated with our current or future development, redevelopment and repositioning activities could have a material adverse effect on our business, financial condition and results of operations.

We may be unable to grow our business by acquiring additional properties, and we might encounter unanticipated difficulties and expenditures relating to our acquired properties.

Our business plan includes the acquisition of additional properties. Our ability to make profitable acquisitions is subject to risks, including, but not limited to, risks associated with:

- the extent of our debt leverage;

- the availability, terms and cost of debt and equity capital;

- competition from other investors; and

- contingencies in our acquisition agreements.

These risks may limit our ability to grow our business by acquiring additional properties. In addition, we might encounter unanticipated difficulties and expenditures relating to our acquired properties. For example:

- notwithstanding pre-acquisition due diligence, we could acquire a property that contains undisclosed defects in design or construction or unknown liabilities, including those related to undisclosed environmental contamination, or our analyses and assumptions for the properties may prove to be incorrect, or we could receive rental revenues less than we expect at an acquired property due to tenant vacancies, changed economic conditions or otherwise;

- an acquired property may be located in a new market where we may face risks associated with investing in an unfamiliar market;

- the market in which an acquired property is located may experience unexpected changes that adversely affect the property's value; and

- property operating costs for our acquired properties may be higher than anticipated and our acquired properties may not yield expected returns.

For these reasons, among others, we might not realize the anticipated benefits of our acquisitions, and our business plan to acquire additional properties may not succeed or may cause us to experience losses.

REIT distribution requirements and limitations on our ability to access capital at reasonable costs or at all may adversely impact our ability to carry out our business plan.

To maintain our qualification for taxation as a REIT under the IRC, we are required to satisfy distribution requirements imposed by the IRC. See "Material United States Federal Income Tax Considerations — REIT Qualification Requirements — Annual Distribution Requirements" included in Part I, Item 1 of this Annual Report on Form 10-K. Accordingly, we may not be able to retain sufficient cash to fund our operations, repay our debts, invest in our properties or fund our acquisitions or development, redevelopment or repositioning efforts. Our business strategies therefore depend, in part, upon our ability to raise additional capital at reasonable costs. We may also be unable to raise capital at reasonable costs or at all because of reasons related to our business, market perceptions of our prospects, the terms of our debt, the extent of our leverage or for reasons beyond our control, such as capital market volatility, high interest rates and other market conditions. For example, decreased demand for leased space and increased vacancies due to continued increases in remote and other alternative work arrangements and changes in space utilization, as well as current economic conditions, have negatively impacted the availability of debt capital to office REITs on reasonable terms or at all. Because the earnings we are permitted to retain are limited by the rules governing REIT qualification and taxation, if we are unable to raise reasonably priced capital, we may not be able to carry out our business plan.

We face significant competition.

We face competition for tenants at our properties. Some competing properties may be newer, better located or more attractive to tenants. Competing properties may have lower rates of occupancy than our properties, which may result in competing owners offering available space at lower rents than we offer at our properties. Development activities may increase the supply of properties of the type we own in the leasing markets in which we own properties and increase the competition we face. Competition may make it difficult for us to attract and retain tenants and may reduce the rents we are able to charge and the values of our properties.

We also face significant competition for acquisition opportunities from other investors, including publicly traded and private REITs, numerous financial institutions, individuals, foreign investors and other public and private companies. Some of our competitors may have greater financial and other resources than us and may be able to accept more risk than we can prudently manage, including risks with respect to the creditworthiness of tenants and guarantors and the extent of leverage used in their capital structure. Because of competition for acquisitions, we may be unable to acquire desirable properties or we may pay higher prices for, and realize lower net cash flows than we hope to achieve from, acquisitions.

Some tenants have the right to terminate their leases prior to their lease expiration date.

Some of our leases allow the tenants to vacate the leased premises before the stated terms of the leases expire with little or no liability. In particular:

- Twelve tenants occupying approximately 4.0% of our rentable square feet and responsible for approximately 4.1% of our annualized rental income as of December 31, 2023 have current exercisable rights to terminate their leases before the stated term of their leases expire.

- As of December 31, 2023, pursuant to leases with eight of our tenants, these tenants have rights to terminate their leases if their respective legislature or other funding authority does not appropriate rent amounts in their respective annual budgets. These eight tenants represented approximately 4.2% of our rentable square feet and 4.4% of our annualized rental income as of December 31, 2023.

For various reasons, some or all of our tenants may decide to exercise early termination rights under our leases or vacate our properties upon expiration of our leases. If a significant number of our leases are terminated pursuant to these termination rights, our income and cash flow may materially decline, our ability to pay distributions to our shareholders may be negatively impacted and the values of our properties may decline.

We may fail to comply with the terms of our debt agreements, which could adversely affect our business and prohibit us from paying distributions to our shareholders.

Our debt agreements include various conditions, covenants and events of default. We may not be able to satisfy all of these conditions or may default on some of these covenants for various reasons, including for reasons beyond our control. If any of the covenants in these debt agreements are breached and not cured within the applicable cure period, we could be required to repay the debt immediately, even in the absence of a payment default, or be prevented from refinancing maturing debt. Complying with these covenants may limit our ability to take actions that may be beneficial to us and our security holders.

Our credit agreement and our senior notes indentures and their supplements require us to comply with certain financial and other covenants. These covenants may limit our operational flexibility and acquisition and disposition activity. Our ability to comply with those covenants will depend upon the net rental income we receive from our properties. If the occupancy at our properties declines or if our rents decline, we may be unable to borrow under our revolving credit facility. Our revolving credit facility is secured by certain properties and the availability of borrowings under the facility is subject to minimum performance and value levels of those properties. If we are unable to borrow under our revolving credit facility, our liquidity would be negatively affected and we may be unable to meet our obligations or grow our business by acquiring additional properties or otherwise. If we default under our credit agreement, our lenders may demand immediate payment and could seek payment from the subsidiary guarantors under our credit agreement or the 2029 Notes, seek to sell any pledged equity interests of certain subsidiaries or the mortgaged properties owned by such pledged subsidiaries, or may elect not to fund future borrowings. During the continuance of any event of default under our credit agreement, we may be limited or, in some cases, prohibited from paying distributions to our shareholders. Any default under our credit agreement that results in acceleration of our obligations to repay outstanding debt or in our no longer being permitted to borrow under our revolving credit facility would likely have serious adverse consequences to us and would likely cause the value of our securities to decline.

In the future, we may obtain additional debt financing, and the covenants and conditions applicable to that debt may be more restrictive than the covenants and conditions that are contained in our existing debt agreements.

Secured debt exposes us to the possibility of foreclosure, which could result in the loss of our investment in certain of our subsidiaries or in a property or group of properties or other assets that secure that debt.

We have a substantial amount of debt that is secured by properties that we own or by a pledge of the equity interests of certain of our subsidiaries. Secured debt, including mortgage debt, increases our risk of asset and property losses because defaults on debt secured by our assets may result in foreclosure actions initiated by lenders and ultimately our loss of the property or other assets securing any loans for which we are in default. Any foreclosure on a mortgaged property or group of properties could have a material adverse effect on the overall value of our portfolio of properties and more generally on us. For tax purposes, a foreclosure of any of our properties would be treated as a sale of the property for a purchase price equal to the outstanding balance of the debt secured by the mortgage. If the outstanding balance of the debt secured by the mortgage exceeds our tax basis in the property, we would recognize taxable income on foreclosure, but would not receive any cash proceeds, which could materially and adversely affect us.

High interest rates have significantly increased our interest expense and may otherwise materially and negatively affect us.

In response to significant and prolonged increases in inflation, the U.S. Federal Reserve has raised interest rates multiple times since the beginning of 2022, which has significantly increased our interest expense. Although the U.S. Federal Reserve has indicated that it may lower interest rates in 2024, we cannot be sure that it will do so, and interest rates may continue to increase. High interest rates may materially and negatively affect us in several ways, including:

- one of the factors that investors typically consider important in deciding whether to buy or sell our common shares is the distribution rate on our common shares relative to prevailing interest rates, and our quarterly cash distribution rate on our common shares is currently $0.01 per common share in order to enhance our liquidity until our leverage profile otherwise improves. At current interest rate levels, investors may expect a higher distribution rate than we are able to pay, which may increase our cost of capital, or they may sell our common shares and seek alternative investments with higher distribution rates. Sales of our common shares may cause a decline in the market price of our common shares;

- amounts outstanding under our revolving credit facility require interest to be paid at floating interest rates. High interest rates have significantly increased our borrowing costs, which adversely affects our cash flows, our ability to pay principal and interest on our debt, our cost of refinancing our fixed rate debts when they become due and our ability to pay distributions to our shareholders. Additionally, if we choose to hedge our interest rate risk, we cannot be sure that the hedge will be effective or that our hedging counterparty will meet its obligations to us;

- we have a substantial amount of fixed rate debt maturing over the next few years. Our ability to refinance this debt and the cost of any such refinancing will be subject to market conditions, our financial condition and operating performance and our credit ratings; and

- property values are often determined, in part, based upon a capitalization of rental income formula. When interest rates are high, such as they are currently, real estate transaction volumes slow due to increased borrowing costs and property investors often demand higher capitalization rates, which causes property values to decline. High interest rates could therefore lower the value of our properties and cause the value of our securities to decline.

Further downgrades in our credit ratings may increase our cost of capital and could otherwise materially adversely affect our business and financial condition.

In determining our credit ratings, rating agencies consider a number of both quantitative and qualitative factors, including earnings, fixed charges, cash flows, total debt outstanding, total secured debt, off balance sheet obligations, total capitalization and various ratios calculated from these factors. The rating agencies also consider predictability of cash flows, business strategy, joint venture activity, property development risks, industry conditions and contingencies. Downgrades in our current credit ratings by rating agencies could adversely affect our cost and access to sources of liquidity and capital, adversely impact our ability to obtain unsecured debt or refinance our unsecured debt on competitive terms in the future, or require us to take certain actions to support our obligations, any of which would adversely affect our business and financial condition.

Ownership of real estate is subject to environmental risks and liabilities.

Ownership of real estate is subject to risks associated with environmental hazards. Under various laws, owners as well as tenants of real estate may be required to investigate and clean up or remove hazardous substances present at or migrating from properties they own, lease or operate and may be held liable for property damage or personal injuries that result from hazardous substances. These laws also expose us to the possibility that we may become liable to government agencies or third parties for costs and damages they incur in connection with hazardous substances. The costs and damages that may arise from environmental hazards may be substantial and are difficult to assess and estimate for numerous reasons, including uncertainty about the extent of contamination, alternative treatment methods that may be applied, the location of the property which subjects it to differing local laws and regulations and their interpretations, as well as the time it may take to remediate contamination. In addition, these laws also impose various requirements regarding the operation and maintenance of properties and recordkeeping and reporting requirements relating to environmental matters that require us or the tenants of our properties to incur costs to comply with.

While our leases with non-government tenants generally require our tenants to operate in compliance with applicable laws and to indemnify us against any environmental liabilities arising from their activities on our properties, applicable laws may make us subject to strict liability by virtue of our ownership interests. Also, our tenants may have insufficient financial resources to satisfy their indemnification obligations under our leases or they may resist doing so. The U.S. government is not required to indemnify us for environmental hazards they create at our properties and therefore could hold us liable for environmental hazards they create at our properties and we could have no recourse to them. We may incur substantial liabilities and costs for environmental matters.

We are subject to risks from adverse weather, natural disasters and adverse impacts from global climate change, and we incur significant costs and invest significant amounts with respect to these matters.

We are subject to risks and could be exposed to additional costs from adverse weather, natural disasters and adverse impacts from global climate change. For example, our properties could be severely damaged or destroyed from either singular extreme weather events (such as floods, storms and wildfires) or through long term impacts of climatic conditions (such as precipitation frequency, weather instability and rise of sea levels). Such events could also adversely impact us or the tenants of our properties if we or they are unable to operate our or their businesses due to damage resulting from such events. Insurance may not adequately cover all losses sustained by us or the tenants of our properties. If we fail to adequately prepare for such events, our revenues, results of operations and financial condition may be impacted. In addition, we may incur significant costs in preparing for possible future climate change or in response to our tenants' requests for such investments and we may not realize desirable returns on those investments.

RMR relies on information technology and systems in providing services to us, and any material failure, inadequacy, interruption or security breach of that technology or those systems could materially harm us.

RMR relies on information technology and systems, including the Internet and cloud-based infrastructures and services, commercially available software and its internally developed applications, to process, transmit, store and safeguard information and to manage or support a variety of its business processes (including managing our building systems), including financial transactions and maintenance of records, which may include personal identifying information of employees, tenants and guarantors and lease data. If we or our third party vendors experience material security or other failures, inadequacies or interruptions in our or their information technology systems, we could incur material costs and losses and our operations could be disrupted. RMR takes various actions, and incurs significant costs, to maintain and protect the operation and security of information technology and systems, including the data maintained in those systems. However, these measures may not prevent the systems' improper functioning or a compromise in security such as in the event of a cyberattack or the improper disclosure of personally identifiable information.

Security breaches, computer viruses, attacks by hackers, online fraud schemes and similar breaches have created and can create significant system disruptions, shutdowns, fraudulent transfer of assets or unauthorized disclosure of confidential information. The risk of a security breach or disruption, particularly through cyberattack or cyber intrusion, including by computer hackers, foreign governments and cyber terrorists, has generally increased as the intensity and sophistication of attempted attacks and intrusions from around the world have increased. The cybersecurity risks to us or our third party vendors are heightened by, among other things, the evolving nature of the threats faced, advances in computer capabilities, new discoveries in the field of cryptography and new and increasingly sophisticated methods used to perpetrate illegal or fraudulent activities, including cyberattacks, email or wire fraud and other attacks exploiting security vulnerabilities in RMR's or other third parties' information technology networks and systems or operations. Although most of RMR's staff returned to its offices during the pandemic, flexible working arrangements have resulted in a higher extent of remote working than it experienced prior to the pandemic. This and other possible changing work practices have adversely impacted, and may in the future adversely impact, RMR's ability to maintain the security, proper function and availability of its information technology and systems since remote working by its employees could strain its technology resources and introduce operational risk, including heightened cybersecurity risk. Remote working environments may be less secure and more susceptible to hacking attacks, including phishing and social engineering attempts that have sought, and may seek, to exploit remote working environments. In addition, RMR's data security, data privacy, investor reporting and business continuity processes could be impacted by a third party's inability to perform in a remote work environment or by the failure of, or attack on, their information systems and technology. Any failure by RMR or other third party vendors to maintain the security, proper function and availability of their respective information technology and systems could result in financial losses, interrupt our operations, damage our reputation, cause us to be in default of material contracts and subject us to liability claims or regulatory penalties, any of which could materially and adversely affect our business and the value of our securities.

Sustainability initiatives, requirements and market expectations may impose additional costs and expose us to new risks.

There continues to be increased focus from regulators, investors, tenants, including the General Services Administration, and other stakeholders concerning corporate sustainability. The SEC is considering climate change related regulations and certain states have enacted climate focused disclosure laws and we may incur significant costs in compliance with such rules. Some investors may use ESG factors to guide their investment strategies and, in some cases, may choose not to invest in us, or otherwise do business with us, if they believe our or RMR's policies relating to corporate sustainability are inadequate. Third party providers of corporate sustainability ratings and reports on companies have increased in number, resulting in varied and, in some cases, inconsistent standards. In addition, the criteria by which companies' corporate sustainability practices are assessed are evolving, which could result in greater expectations of us and RMR and cause us and RMR to undertake costly initiatives to satisfy such new criteria. Alternatively, if we or RMR elect not to or are unable to satisfy such new criteria or do not meet the criteria of a specific third party provider, some investors may conclude that our or RMR's policies with respect to corporate sustainability are inadequate. Pursuant to RMR's zero emissions goal, RMR has pledged to reduce its Scope 1 and 2 emissions to net zero by 2050 with a 50% reduction commitment by 2030 from a 2019 baseline. We and RMR may face reputational damage in the event that our or their corporate sustainability procedures or standards do not meet the goals that we or RMR have set or the standards set by various constituencies. If we and RMR fail to comply with ESG related regulations and to satisfy the expectations of investors and our tenants and other stakeholders or our or RMR's announced goals and other initiatives are not executed as planned, our and RMR's reputation could be adversely affected, and our revenues, results of operations and ability to grow our business may be negatively impacted. In addition, we may incur significant costs in attempting to comply with regulatory requirements, ESG policies or third party expectations or demands.

Insurance may not adequately cover our losses, and insurance costs may continue to increase.

We or our tenants are generally responsible for the costs of insurance coverage for our properties and the operations conducted on them, including for casualty, liability, fire, extended coverage and rental or business interruption loss insurance. In the future, we may acquire properties for which we are responsible for the costs of insurance. In the past few years, the costs of insurance have increased significantly, and these increased costs have had an adverse effect on us and certain of our tenants. Increased insurance costs may adversely affect our applicable tenants' abilities to pay us rent or result in downward pressure on rents we can charge under new or renewed leases. Losses of a catastrophic nature, such as those caused by hurricanes, flooding, volcanic eruptions and earthquakes or losses as a result of outbreaks of pandemics or acts of terrorism, may be covered by insurance policies with limitations such as large deductibles or co-payments that we or a responsible tenant may not be able to pay. Insurance proceeds may not be adequate to restore an affected property to its condition prior to a loss or to compensate us for our losses, including lost revenues or other costs. Certain losses, such as losses we may incur as a result of known or unknown environmental conditions, are not covered by our insurance. Market conditions or our loss history may limit the scope of insurance or coverage available to us or our applicable tenants on economic terms. If we determine that an uninsured loss or a loss in excess of insured limits occurs and if we are not able to recover amounts from our applicable tenants for certain losses, we may have to incur uninsured costs to mitigate such losses or lose all or a portion of the capital invested in a property, as well as the anticipated future revenue from the property.

Risks Related to Our Relationships with RMR

We are dependent upon RMR to manage our business and implement our growth strategy.

We have no employees. Personnel and services that we require are provided to us by RMR pursuant to our management agreements with RMR. Our ability to achieve our business objectives depends on RMR and its ability to effectively manage our properties, to appropriately identify and complete our acquisitions and dispositions and to execute our growth strategy. Accordingly, our business is dependent upon RMR's business contacts, its ability to successfully hire, train, supervise and manage its personnel and its ability to maintain its operating systems. If we lose the services provided by RMR or its key personnel, our business and growth prospects may decline. We may be unable to duplicate the quality and depth of management available to us by becoming internally managed or by hiring another manager. In the event RMR is unwilling or unable to continue to provide management services to us, our cost of obtaining substitute services may be greater than the fees we pay RMR under our management agreements, and as a result our expenses may increase.

RMR has broad discretion in operating our day to day business.

Our manager, RMR, is authorized to follow broad operating and investment guidelines and, therefore, has discretion in identifying the properties that will be appropriate investments for us, as well as our individual operating and investment decisions. Our Board of Trustees periodically reviews our operating and investment guidelines and our operating activities and investments but it does not review or approve each decision made by RMR on our behalf. In addition, in conducting periodic reviews, our Board of Trustees relies primarily on information provided to it by RMR. RMR may exercise its discretion in a manner that results in investment returns that are substantially below expectations or that results in losses.

Our management structure and agreements and relationships with RMR and RMR's and its controlling shareholder's relationships with others may create conflicts of interest, or the perception of such conflicts, and may restrict our investment activities.

RMR is a majority owned subsidiary of RMR Inc. The Chair of our Board of Trustees and one of our Managing Trustees, Adam Portnoy, is the sole trustee, an officer and the controlling shareholder of ABP Trust, which is the controlling shareholder of RMR Inc., chair of the board of directors, a managing director and the president and chief executive officer of RMR Inc. and an officer and employee of RMR. RMR or its subsidiaries also act as the manager to certain other Nasdaq listed companies and private companies, and Mr. Portnoy serves as a managing director, managing trustee, director or trustee, as applicable, of those companies, and as chair of the board of trustees or board of directors, as applicable, of those Nasdaq listed companies.

Jennifer Clark, our other Managing Trustee, Yael Duffy, our President and Chief Operating Officer, and Brian Donley, our Chief Financial Officer and Treasurer, are also officers and employees of RMR. Ms. Duffy is also the president and chief operating officer of Industrial Logistics Properties Trust, or ILPT, and Mr. Donley is also the chief financial officer and treasurer of Service Properties Trust, or SVC, other REITs managed by RMR. Messrs. Portnoy and Donley and Mses. Clark and Duffy have duties to RMR, Ms. Duffy has duties to ILPT and Mr. Donley has duties to SVC, as well as to us, and we do not have their undivided attention. They and other RMR personnel may have conflicts in allocating their time and resources between us and RMR and other companies to which RMR or its subsidiaries provide services. Some of our Independent Trustees also serve as independent trustees of other public companies to which RMR or its subsidiaries provide management services.

In addition, we may in the future enter into additional transactions with RMR, its affiliates or entities managed by it or its subsidiaries. In addition to his investments in RMR Inc. and RMR, Mr. Portnoy holds equity investments in other companies to which RMR or its subsidiaries provide management services and some of these companies have significant cross ownership interests. Our executive officers also own equity investments in other companies to which RMR or its subsidiaries provide management services. These multiple responsibilities, relationships and cross ownerships may give rise to conflicts of interest or the perception of such conflicts of interest with respect to matters involving us, RMR Inc., RMR, our Managing Trustees, the other companies to which RMR or its subsidiaries provide management services and their related parties. Conflicts of interest or the perception of conflicts of interest could have a material adverse impact on our reputation, business and the market price of our common shares and other securities and we may be subject to increased risk of litigation as a result.

In our management agreements with RMR, we acknowledge that RMR may engage in other activities or businesses and act as the manager to any other person or entity (including other REITs) even though such person or entity has investment policies and objectives similar to our policies and objectives and we are not entitled to preferential treatment in receiving information, recommendations and other services from RMR. Accordingly, we may lose investment opportunities to, and may compete for tenants with, other businesses managed by RMR or its subsidiaries. We cannot be sure that our Code of Conduct or our governance guidelines, or other procedural protections we adopt will be sufficient to enable us to identify, adequately address or mitigate actual or alleged conflicts of interest or ensure that our transactions with related persons are made on terms that are at least as favorable to us as those that would have been obtained with an unrelated person.

Our management agreements with RMR were not negotiated on an arm's length basis and their fee and expense structure may not create proper incentives for RMR, which may increase the risk of an investment in our common shares.

As a result of our relationships with RMR and its current and former controlling shareholder(s), our management agreements with RMR were not negotiated on an arm's length basis between unrelated parties, and therefore, while such agreements were negotiated with the use of a special committee and disinterested Trustees, the terms, including the fees payable to RMR, may be different from those negotiated on an arm's length basis between unrelated parties. Our property management fees are calculated based on rents we receive and we also pay RMR construction supervision fees for construction at our properties overseen and managed by RMR, and our base business management fee is calculated based upon the lower of the historical costs of our real estate investments and our market capitalization. We pay RMR substantial base management fees regardless of our financial results. These fee arrangements could incentivize RMR to pursue acquisitions, capital transactions, tenancies and construction projects or to avoid disposing of our assets in order to increase or maintain its management fees and might reduce RMR's incentive to devote its time and effort to seeking investments that provide attractive returns for us. If we do not effectively manage our investment, disposition and capital transactions and leasing, construction and other property management activities, we may pay increased management fees without proportional benefits to us. In addition, we are obligated under our management agreements to reimburse RMR for employment and related expenses of RMR's employees assigned to work exclusively or partly at our properties, our share of the wages, benefits and other related costs of RMR's centralized accounting personnel, our share of RMR's costs for providing our internal audit function and as otherwise agreed. We are also required to pay for third party costs incurred with respect to us. Our obligation to reimburse RMR for certain of its costs and to pay third party costs may reduce RMR's incentive to efficiently manage those costs, which may increase our costs.

The termination of our management agreements with RMR may require us to pay a substantial termination fee, including in the case of a termination for unsatisfactory performance, which may limit our ability to end our relationship with RMR.

The terms of our management agreements with RMR automatically extend on December 31 of each year so that such terms thereafter end on the 20th anniversary of the date of the extension. We have the right to terminate these agreements: (1) at any time on 60 days' written notice for convenience, (2) immediately upon written notice for cause, as defined in the agreements, (3) on written notice given within 60 days after the end of any applicable calendar year for a performance reason, as defined in the agreements, and (4) by written notice during the 12 months following a manager change of control, as defined in the agreements. However, if we terminate a management agreement for convenience, or if RMR terminates a management agreement with us for good reason, as defined in such agreement, we are obligated to pay RMR a termination fee in an amount equal to the sum of the present values of the monthly future fees, as defined in the applicable agreement, payable to RMR for the term that was remaining before such termination, which, depending on the time of termination, would be between 19 and 20 years. Additionally, if we terminate a management agreement for a performance reason, as defined in the agreement, we are obligated to pay RMR the termination fee calculated as described above, but assuming a remaining term of 10 years. These provisions substantially increase the cost to us of terminating the management agreements without cause, which may limit our ability to end our relationship with RMR as our manager. The payment of the termination fee could have a material adverse effect on our financial condition, including our ability to pay distributions to our shareholders.

Our management arrangements with RMR may discourage a change of control of us.

Our management agreements with RMR have continuing 20 year terms that renew annually. As noted in the preceding risk factor, if we terminate either of these management agreements other than for cause or upon a change of control of our manager, we are obligated to pay RMR a substantial termination fee. For these reasons, our management agreements with RMR may discourage a change of control of us, including a change of control which might result in payment of a premium for our common shares.

We are party to transactions with related parties that may increase the risk of allegations of conflicts of interest.

We are party to transactions with related parties, including with entities controlled by Adam Portnoy or to which RMR or its subsidiaries provide management services. Our agreements with related parties or in respect of transactions among related parties may not be on terms as favorable to us as they would have been if they had been negotiated among unrelated parties. Our shareholders or the shareholders of RMR Inc. or other related parties may challenge any such related party transactions. If any challenges to related party transactions were to be successful, we might not realize the benefits expected from the transactions being challenged. Moreover, any such challenge could result in substantial costs and a diversion of our management's attention, could have a material adverse effect on our reputation, business and growth and could adversely affect our ability to realize the benefits expected from the transactions, whether or not the allegations have merit or are substantiated.

We may be at an increased risk for dissident shareholder activities due to perceived conflicts of interest arising from our management structure and relationships.

Companies with business dealings with related persons and entities may more often be the target of dissident shareholder trustee nominations, dissident shareholder proposals and shareholder litigation alleging conflicts of interest in their business dealings. The various relationships noted above may precipitate such activities. Certain proxy advisory firms which have significant influence over the voting by shareholders of public companies have, in the past, recommended, and in the future may recommend, that shareholders withhold votes for the election of our incumbent Trustees, vote against our say on pay vote or other management proposals or vote for shareholder proposals that we oppose. These recommendations by proxy advisory firms in the future would likely affect the outcome of future Board of Trustees elections and votes on our say on pay or other shareholder votes, which may increase shareholder activism and litigation. These activities, if instituted against us, could result in substantial costs and diversion of our management's attention and could have a material adverse impact on our reputation and business.

Risks Related to Our Organization and Structure

We may change our operational, financing and investment policies without shareholder approval.

Our Board of Trustees determines our operational, financing and investment policies and may amend or revise our policies, including our policies with respect to our intention to remain qualified for taxation as a REIT, acquisitions, dispositions, growth, operations, indebtedness, capitalization and distributions, or approve transactions that deviate from these policies, without a vote of, or notice to, our shareholders. Policy changes could adversely affect the market price of our common shares and our ability to pay distributions to our shareholders. Further, our organizational documents do not limit the amount or percentage of indebtedness, funded or otherwise, that we may incur; however, provisions in our debt agreements may limit us from incurring additional debt. Our Board of Trustees may alter or eliminate our current policy on borrowing at any time without shareholder approval. In addition, a change in our investment policies, including the manner in which we allocate our resources across our portfolio or the types of assets in which we seek to invest, may increase our exposure to interest rate risk, real estate market fluctuations and liquidity risk.

Ownership limitations and certain provisions in our declaration of trust, bylaws and agreements, as well as certain provisions of Maryland law, may deter, delay or prevent a change in our control or unsolicited acquisition proposals.

Our declaration of trust prohibits any shareholder, other than RMR and its affiliates (as defined under Maryland law) and certain persons who have been exempted by our Board of Trustees, from owning, directly and by attribution, more than 9.8% of the number or value of shares (whichever is more restrictive) of any class or series of our outstanding shares of beneficial interest, including our common shares. This provision of our declaration of trust is intended to, among other purposes, assist with our REIT compliance under the IRC and otherwise promote our orderly governance. However, this provision may also inhibit acquisitions of a significant stake in us and may deter, delay or prevent a change in control of us or unsolicited acquisition proposals that a shareholder may consider favorable. Additionally, provisions contained in our declaration of trust and bylaws or under Maryland law may have a similar impact, including, for example, provisions relating to:

- limitations on shareholder voting rights with respect to certain actions that are not approved by our Board of Trustees;

- the authority of our Board of Trustees, and not our shareholders, to adopt, amend or repeal our bylaws and to fill vacancies on our Board of Trustees;

- shareholder voting standards which require a supermajority of shares for approval of certain actions;

- the fact that only our Board of Trustees, or, if there are no Trustees, our officers, may call shareholder meetings and that shareholders are not entitled to act without a meeting;

- required qualifications for an individual to serve as a Trustee and a requirement that certain of our Trustees be "Managing Trustees" and other Trustees be "Independent Trustees," as defined in our governing documents;

- limitations on the ability of our shareholders to propose nominees for election as Trustees and propose other business to be considered at a meeting of our shareholders;

- limitations on the ability of our shareholders to remove our Trustees;

- the authority of our Board of Trustees to create and issue new classes or series of shares (including shares with voting rights and other rights and privileges that may deter a change in control) and issue additional common shares;

- restrictions on business combinations between us and an interested shareholder that have not first been approved by our Board of Trustees (including a majority of Trustees not related to the interested shareholder); and

- the authority of our Board of Trustees, without shareholder approval, to implement certain takeover defenses.

As changes occur in the marketplace for corporate governance policies, the above provisions may change, be removed, or new ones may be added.

Our rights and the rights of our shareholders to take action against our Trustees and officers are limited.

Our declaration of trust limits the liability of our Trustees and officers to us and our shareholders for money damages to the maximum extent permitted under Maryland law. Under current Maryland law, our Trustees and officers will not have any liability to us and our shareholders for money damages other than liability resulting from:

- actual receipt of an improper benefit or profit in money, property or services; or

- active and deliberate dishonesty by the Trustee or officer that was established by a final judgment as being material to the cause of action adjudicated.

Our declaration of trust authorizes us, and our bylaws and indemnification agreements require us, to indemnify, to the maximum extent permitted by Maryland law, any present or former Trustee or officer who is made or threatened to be made a party to a proceeding by reason of his or her service in these and certain other capacities. In addition, we may be obligated to pay or reimburse the expenses incurred by our present and former Trustees and officers without requiring a preliminary determination of their ultimate entitlement to indemnification. As a result of these limitations on liability and indemnification obligations, we and our shareholders may have more limited rights against our present and former Trustees and officers than might exist with other companies, which could limit shareholder recourse in the event of actions which some shareholders may believe are not in our best interest.

Shareholder litigation against us or our Trustees, officers, manager or other agents may be referred to mandatory arbitration proceedings, which follow different procedures than in-court litigation and may be more restrictive to shareholders asserting claims than in-court litigation.

Our shareholders agree, by virtue of becoming shareholders, that they are bound by our governing documents, including the arbitration provisions of our declaration of trust and bylaws, as they may be amended from time to time. Our governing documents provide that certain actions by one or more of our shareholders against us or any of our Trustees, officers, manager or other agents, other than disputes, or any portion thereof, regarding the meaning, interpretation or validity of any provision of our declaration of trust or bylaws, will be referred to mandatory, binding and final arbitration proceedings if we, or any other party to such dispute, including any of our Trustees, officers, manager or other agents unilaterally so demands. As a result, we and our shareholders would not be able to pursue litigation in state or federal court against us or our Trustees, officers, manager or other agents, including, for example, claims alleging violations of federal securities laws or breach of fiduciary duties or similar director or officer duties under Maryland law, if we or any of our Trustees, officers, manager or other agents against whom the claim is made unilaterally demands the matter be resolved by arbitration. Instead, our shareholders would be required to pursue such claims through binding and final arbitration.

Our governing documents provide that such arbitration proceedings would be conducted in accordance with the procedures of the Commercial Arbitration Rules of the American Arbitration Association, as modified in our bylaws. These procedures may provide materially more limited rights to our shareholders than litigation in a federal or state court. For example, arbitration in accordance with these procedures does not include the opportunity for a jury trial, document discovery is limited, arbitration hearings generally are not open to the public, there are no witness depositions in advance of arbitration hearings and arbitrators may have different qualifications or experiences than judges. In addition, although our governing documents' arbitration provisions contemplate that arbitration may be brought in a representative capacity or on behalf of a class of our shareholders, the rules governing such representation or class arbitration may be different from, and less favorable to shareholders than, the rules governing representative or class action litigation in courts. Our governing documents also generally provide that each party to such an arbitration is required to bear its own costs in the arbitration, including attorneys' fees, and that the arbitrators may not render an award that includes shifting of such costs or, in a derivative or class proceeding, award any portion of our award to any shareholder or such shareholder's attorneys. The arbitration provisions of our governing documents may discourage our shareholders from bringing, and attorneys from agreeing to represent our shareholders wishing to bring, litigation against us or our Trustees, officers, manager or other agents. Our agreements with RMR have similar arbitration provisions to those in our governing documents.

We believe that the arbitration provisions in our governing documents are enforceable under both state and federal law, including with respect to federal securities laws claims. We are a Maryland real estate investment trust and Maryland courts have upheld the enforceability of arbitration bylaws. In addition, the U.S. Supreme Court has repeatedly upheld agreements to arbitrate other federal statutory claims, including those that implicate important federal policies. However, some academics, legal practitioners and others are of the view that charter or bylaw provisions mandating arbitration are not enforceable with respect to federal securities laws claims. It is possible that the arbitration provisions of our governing documents may ultimately be determined to be unenforceable.

By agreeing to the arbitration provisions of our governing documents, shareholders will not be deemed to have waived compliance by us with federal securities laws and the rules and regulations thereunder.

Our bylaws designate the Circuit Court for Baltimore City, Maryland as the sole and exclusive forum for certain actions and proceedings that may be initiated by our shareholders, which could limit our shareholders' ability to obtain a favorable judicial forum for disputes with us or our Trustees, officers, manager or other agents.

Our bylaws currently provide that, unless the dispute has been referred to binding arbitration, the Circuit Court for Baltimore City, Maryland will be the sole and exclusive forum for: (1) any derivative action or proceeding brought on our behalf; (2) any action asserting a claim for breach of a fiduciary duty owed by any of our Trustees, officers, manager or other agents to us or our shareholders; (3) any action asserting a claim against us or any of our Trustees, officers, manager or other agents arising pursuant to Maryland law, our declaration of trust or bylaws brought by or on behalf of a shareholder, either on such shareholder's own behalf, on our behalf or on behalf of any series or class of shares of beneficial interest of ours or by our shareholders against us or any of our Trustees, officers, manager or other agents, including any disputes, claims or controversies relating to the meaning, interpretation, effect, validity, performance or enforcement of our declaration of trust or bylaws; or (4) any action asserting a claim against us or any of our Trustees, officers, manager or other agents that is governed by the internal affairs doctrine of the State of Maryland. Our bylaws currently also provide that the Circuit Court for Baltimore City, Maryland will be the sole and exclusive forum for any dispute, or portion thereof, regarding the meaning, interpretation or validity of any provision of our declaration of trust or bylaws. The exclusive forum provision of our bylaws does not apply to any action for which the Circuit Court for Baltimore City, Maryland does not have jurisdiction or to a dispute that has been referred to binding arbitration in accordance with our bylaws. The exclusive forum provision of our bylaws does not establish exclusive jurisdiction in the Circuit Court for Baltimore City, Maryland for claims that arise under the Securities Act, the Exchange Act or other federal securities laws if there is exclusive or concurrent jurisdiction in the federal courts. Any person or entity purchasing or otherwise acquiring or holding any interest in our shares of beneficial interest shall be deemed to have notice of and to have consented to these provisions of our bylaws, as they may be amended from time to time. The arbitration and exclusive forum provisions of our bylaws may limit a shareholder's ability to bring a claim in a judicial forum that the shareholder believes is favorable for disputes with us or our Trustees, officers, manager or other agents, which may discourage lawsuits against us and our Trustees, officers, manager or other agents.

Disputes with RMR may be referred to mandatory arbitration proceedings, which follow different procedures than in-court litigation and may be more restrictive to those asserting claims than in-court litigation.

Our agreements with RMR provide that any dispute arising thereunder will be referred to mandatory, binding and final arbitration proceedings if we, or any other party to such dispute, unilaterally so demands. As a result, we and our shareholders would not be able to pursue litigation in state or federal court against RMR if we or any other parties against whom the claim is made unilaterally demands the matter be resolved by arbitration. In addition, the ability to collect attorneys' fees or other damages may be limited in the arbitration proceedings, which may discourage attorneys from agreeing to represent parties wishing to bring such litigation.

Risks Related to Our Taxation

Our failure to remain qualified for taxation as a REIT under the IRC could have significant adverse consequences.

As a REIT, we generally do not pay federal or most state income taxes as long as we distribute all of our REIT taxable income and meet other qualifications set forth in the IRC. However, actual qualification for taxation as a REIT under the IRC depends on our satisfying complex statutory requirements, for which there are only limited judicial and administrative interpretations. We believe that we have been organized and have operated, and will continue to be organized and to operate, in a manner that qualified and will continue to qualify us to be taxed as a REIT under the IRC. However, we cannot be sure that the IRS, upon review or audit, will agree with this conclusion. Furthermore, we cannot be sure that the federal government, or any state or other taxation authority, will continue to afford favorable income tax treatment to REITs and their shareholders.

Maintaining our qualification for taxation as a REIT under the IRC will require us to continue to satisfy tests concerning, among other things, the nature of our assets, the sources of our income and the amounts we distribute to our shareholders. In order to meet these requirements, it may be necessary for us to sell or forgo attractive investments.

If we cease to qualify for taxation as a REIT under the IRC, then our ability to raise capital might be adversely affected, we will be in breach under our credit agreement, we may be subject to material amounts of federal and state income taxes, our cash available for distribution to our shareholders could be reduced, and the market price of our common shares could decline. In addition, if we lose or revoke our qualification for taxation as a REIT under the IRC for a taxable year, we will generally be prevented from requalifying for taxation as a REIT for the next four taxable years.

Distributions to shareholders generally will not qualify for reduced tax rates applicable to "qualified dividends."

Dividends payable by U.S. corporations to noncorporate shareholders, such as individuals, trusts and estates, are generally eligible for reduced federal income tax rates applicable to "qualified dividends." Distributions paid by REITs generally are not treated as "qualified dividends" under the IRC and the reduced rates applicable to such dividends do not generally apply. However, for tax years beginning before 2026, REIT dividends paid to noncorporate shareholders are generally taxed at an effective tax rate lower than applicable ordinary income tax rates due to the availability of a deduction under the IRC for specified forms of income from passthrough entities. More favorable rates will nevertheless continue to apply to regular corporate "qualified" dividends, which may cause some investors to perceive that an investment in a REIT is less attractive than an investment in a non-REIT entity that pays dividends, thereby reducing the demand and market price of our common shares.

REIT distribution requirements could adversely affect us and our shareholders.

We generally must distribute annually at least 90% of our REIT taxable income, subject to specified adjustments and excluding any net capital gain, in order to maintain our qualification for taxation as a REIT under the IRC. To the extent that we satisfy this distribution requirement, federal corporate income tax will not apply to the earnings that we distribute, but if we distribute less than 100% of our REIT taxable income, then we will be subject to federal corporate income tax on our undistributed taxable income. We intend to pay distributions to our shareholders to comply with the REIT requirements of the IRC. In addition, we will be subject to a 4% nondeductible excise tax if the actual amount that we pay to our shareholders in a calendar year is less than a minimum amount specified under federal tax laws.

From time to time, we may generate taxable income greater than our income for financial reporting purposes prepared in accordance with U.S. generally accepted accounting principles, or GAAP, or differences in timing between the recognition of taxable income and the actual receipt of cash may occur. If we do not have other funds available in these situations, among other things, we may borrow funds on unfavorable terms, sell investments at disadvantageous prices or distribute amounts that would otherwise be invested in future acquisitions in order to pay distributions sufficient to enable us to distribute enough of our taxable income to satisfy the REIT distribution requirement and to avoid corporate income tax and the 4% excise tax in a particular year. These alternatives could increase our costs or reduce our shareholders' equity. Thus, compliance with the REIT distribution requirements may hinder our ability to grow, which could cause the market price of our common shares to decline.

Even if we remain qualified for taxation as a REIT under the IRC, we may face other tax liabilities that reduce our cash flow.

Even if we remain qualified for taxation as a REIT under the IRC, we may be subject to federal, state and local taxes on our income and assets, including taxes on any undistributed income, excise taxes, state or local income, property and transfer taxes and other taxes. Also, some jurisdictions may in the future limit or eliminate favorable income tax deductions, including the dividends paid deduction, which could increase our income tax expense. In addition, in order to meet the requirements for qualification and taxation as a REIT under the IRC, prevent the recognition of particular types of non-cash income, or avert the imposition of a 100% tax that applies to specified gains derived by a REIT from dealer property or inventory, we may hold or dispose of some of our assets and conduct some of our operations through our TRSs or other subsidiary corporations that will be subject to corporate level income tax at regular rates. In addition, while we intend that our transactions with our TRSs will be conducted on arm's length bases, we may be subject to a 100% excise tax on a transaction that the IRS or a court determines was not conducted at arm's length. Any of these taxes would decrease cash available for distribution to our shareholders.

Legislative or other actions affecting REITs could materially and adversely affect us and our shareholders.

The rules dealing with U.S. federal, state, and local taxation are constantly under review by persons involved in the legislative process and by the IRS, the U.S. Department of the Treasury and other taxation authorities. Changes to the tax laws, with or without retroactive application, could materially and adversely affect us and our shareholders. We cannot predict how changes in the tax laws might affect us or our shareholders. New legislation, Treasury regulations, administrative interpretations or court decisions could significantly and negatively affect our ability to remain qualified for taxation as a REIT or the tax consequences of such qualification to us and our shareholders.

Risks Related to Our Securities

Our quarterly cash distribution rate on our common shares is currently $0.01 per common share and future distributions may remain at this level for an indefinite period or be eliminated and the form of payment could change.

Beginning with the first quarter of 2024, we have reduced our quarterly cash distribution rate on our common shares to $0.01 per common share in order to increase our liquidity and financial flexibility when addressing future leasing costs, capital expenditures and debt maturities. We intend to continue to pay quarterly distributions to our shareholders at this rate for an indefinite period, subject to applicable REIT tax requirements; however:

- our ability to pay distributions to our shareholders or sustain the rate of distributions may continue to be adversely affected if any of the risks described in this Annual Report on Form 10-K occur, including any negative impact caused by current market and economic conditions, such as high interest rates, prolonged high inflation and economic downturns or a possible recession, on our business, results of operations and liquidity;

- our credit agreement requires us to obtain lender approval for any increase in our distribution rate above the current level; and

- the timing and amount of any distributions will be determined at the discretion of our Board of Trustees and will depend on various factors that our Board of Trustees deems relevant, including, but not limited to, our historical and projected income, normalized funds from operations, or Normalized FFO, cash available for distribution, or CAD, the then current and expected needs and availability of cash to pay our obligations and fund our investments, requirements to maintain our qualification as a REIT, limitations in our debt agreements and other factors deemed relevant by our Board of Trustees.

For these reasons, among others, our distribution rate may not increase for an indefinite period or we may cease paying distributions to our shareholders.

Further, in order to preserve liquidity, we may elect to, in part, pay distributions to our shareholders in a form other than cash, such as issuing additional common shares to our shareholders, as permitted by the applicable tax rules.

The Notes and the Guarantees are structurally subordinated to the payment of all indebtedness and other liabilities of our subsidiaries that do not guarantee the 2029 Notes.

We are the sole obligor on our outstanding senior unsecured notes, the 2029 Notes and any notes or other debt securities we may issue in the future, or, together with our outstanding senior unsecured notes and the 2029 Notes, the Notes. Our subsidiaries that guarantee the 2029 Notes are the sole obligors on the guarantees of such notes, or the Guarantees. The subsidiaries that guarantee the 2029 Notes do not currently guarantee any of our other Notes. Our non-guarantor subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay any amounts due on the Notes or the Guarantees, or to make any funds available therefor, whether by dividend, distribution, loan or other payments. The rights of holders of the Notes to benefit from any of the assets of our non-guarantor subsidiaries are subject to the prior satisfaction of claims of our non-guarantor subsidiaries' creditors. As a result, the Notes and the Guarantees are, and, except to the extent that future Notes are guaranteed by our subsidiaries, will be, structurally subordinated to all indebtedness and other liabilities of our subsidiaries that do not guarantee the 2029 Notes, including guarantees of or pledges under other indebtedness of ours, payment obligations under lease agreements, trade payables and preferred equity. As of December 31, 2023, our non-guarantor subsidiaries had total indebtedness and other liabilities (excluding security and other deposits and guaranties) of $270.8 million (including guarantees of other indebtedness and trade payables, but excluding liabilities to us or by a subsidiary guarantor), which are structurally senior to the 2029 Notes.

The Notes, other than the 2029 Notes, or the Unsecured Notes, are unsecured and effectively subordinated to all of our and our subsidiary guarantors' existing and future secured debt to the extent of the value of the assets securing such indebtedness.

The outstanding Unsecured Notes are not secured and any Unsecured Notes we may issue in the future may not be secured. Upon any distribution to our creditors in a bankruptcy, liquidation, reorganization or similar proceeding relating to us or our property, the holders of our secured debt, including debt under our credit agreement, the 2029 Notes and our $177.3 million in aggregate principal amount of mortgage notes (to the extent such debt remains outstanding and is still then secured), will be entitled to exercise the remedies available to a secured lender under applicable law and pursuant to the instruments governing such debt and to be paid in full, from the assets securing that secured debt before any payment may be made with respect to the Unsecured Notes that are not secured by those assets. In that event, because such Unsecured Notes will not be secured by any of our assets, it is possible that there will be no assets from which claims of holders of such Unsecured Notes can be satisfied or, if any assets remain, that the remaining assets will be insufficient to satisfy those claims in full. If the value of such remaining assets is less than the aggregate outstanding principal amount of such Unsecured Notes and accrued interest and all future debt ranking equally with such Unsecured Notes, we will be unable to fully satisfy our obligations under such Unsecured Notes. In addition, if we fail to meet our payment or other obligations under our secured debt, the holders of that secured debt would be entitled to foreclose on our assets securing that secured debt and liquidate those assets. Accordingly, we may not have sufficient funds to pay amounts due on such Unsecured Notes. As a result, note holders may lose a portion or the entire value of their investment in such Unsecured Notes. Further, the terms of the outstanding Unsecured Notes permit, and the terms of any Unsecured Notes we may issue in the future may permit, us to incur additional secured debt subject to compliance with certain debt ratios. The Unsecured Notes will be effectively subordinated to any such additional secured debt. As of February 14, 2024, our secured debt included $232.0 million in outstanding borrowings under our credit agreement, the 2029 Notes and $177.3 million in aggregate principal amount of mortgage notes.

Federal and state statutes allow courts, under specific circumstances, to void guarantees and require holders of notes to return payments received from guarantors.

Under the federal bankruptcy law and comparable provisions of state fraudulent transfer laws, the Guarantees and the related liens (or any future notes that are guaranteed by our subsidiaries) could be voided, or claims in respect of a guarantee and the related lien could be subordinated to all other debts of that guarantor if, among other things, the guarantor, at the time it incurred the debt evidenced by its guarantee and related lien:

- received less than reasonably equivalent value or fair consideration for the incurrence of such guarantee or granting of such lien;

- was insolvent or rendered insolvent by reason of such incurrence;

- was engaged in a business or transaction for which the guarantor's remaining assets constituted unreasonably small capital; or

- intended to incur, or believed that it would incur, debts beyond its ability to pay such debts as they mature.

In addition, any payment by that guarantor pursuant to its guarantee could be voided and required to be returned to the guarantor, or to a fund for the benefit of our creditors or the creditors of the guarantor.

The measures of insolvency for purposes of these fraudulent transfer laws will vary depending upon the law applied in any proceeding to determine whether a fraudulent transfer has occurred. Generally, however, a guarantor would be considered insolvent if:

- the sum of its debts, including contingent liabilities, was greater than the fair saleable value of all of its assets;

- the present fair saleable value of its assets was less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature; or

- it could not pay its debts as they become due.

We cannot be sure as to what standard a court would apply in making these determinations. In addition, each Guarantee contains, and any future guarantees may contain, a provision intended to limit the guarantor's liability to the maximum amount that it could incur without causing the incurrence of obligations under its guarantee to be a fraudulent transfer. This provision may not be effective to protect the Guarantees or any future guarantees from being voided under fraudulent transfer laws, or may eliminate the guarantor's obligations or reduce the guarantor's obligations to an amount that effectively makes the guarantee worthless.

There may be no public market for certain of the Notes, and one may not develop, be maintained or be liquid.

We have not applied for listing of certain of the Notes on any securities exchange or for quotation on any automatic dealer quotation system, and we may not do so for Notes issued in the future. We cannot be sure of the liquidity of any market that may develop for such Notes, the ability of any holder to sell such Notes or the price at which holders would be able to sell such Notes. If a market for such Notes does not develop, holders may be unable to resell such Notes for an extended period of time, if at all. If a market for such Notes does develop, it may not continue or it may not be sufficiently liquid to allow holders to resell such Notes. Consequently, holders of the Notes may not be able to liquidate their investment readily, and lenders may not readily accept such Notes as collateral for loans.

The Notes may trade at a discount from their initial issue price or principal amount, depending upon many factors, including prevailing interest rates, the ratings assigned by rating agencies, the market for similar securities and other factors, including general economic conditions and our financial condition, performance and prospects. Any decline in market prices, regardless of cause, may adversely affect the liquidity and trading markets for the Notes.

Some or all of the Guarantees may be released automatically.

A subsidiary guarantor may be released from its Guarantee under certain circumstances. Such release may occur at any time upon, among other things, the sale of all or substantially all of the assets or capital stock of the subsidiary guarantor or upon the sale or release of the properties that are owned directly or indirectly by such subsidiary guarantor that serve as collateral for the 2029 Notes, in each case in compliance with the provisions of the indenture governing the 2029 Notes. Accordingly, the 2029 Notes may not at all times be guaranteed by some or all of the subsidiaries which guaranteed the 2029 Notes on the date they were initially issued.

Item 1B. Unresolved Staff Comments

None.

Item 1C.   Cybersecurity

We rely on the information technology and systems maintained by our manager, RMR, and rely on our manager to identify and manage material risks from cybersecurity threats. RMR takes various actions, and incurs significant costs, to maintain and protect the operation and security of information technology and systems, including the data maintained in those systems. Our Audit Committee oversees cybersecurity matters, including the material risks related thereto, and regularly receives updates from RMR's Chief Information Officer regarding the development and advancement of its cybersecurity strategy, as well as the related risks. In the event of a cybersecurity incident, RMR has a detailed incident response plan in place for contacting authorities and informing key stakeholders, including our management. We have not been materially affected and do not believe we are reasonably likely to be materially affected by any risks from cybersecurity threats, including as a result of previous incidents.

Item 2. Properties

As of December 31, 2023, our wholly owned properties were comprised of 152 properties located in 30 states and the District of Columbia containing approximately 20.5 million rentable square feet and we had noncontrolling ownership interests of 51% and 50% in two unconsolidated joint ventures that owned three properties totaling approximately 468,000 rentable square feet. The following table provides certain information about our wholly owned properties as of December 31, 2023 (dollars in thousands):

State	Number of Properties	Undepreciated Carrying Value[1]	Depreciated Carrying Value[1]	Annualized Rental Income
Alabama	3	$ 27,017	$ 20,752	$ 4,271
Arizona	4	26,720	22,160	2,630
California	22	424,607	352,203	60,272
Colorado	6	88,574	61,857	13,677
District of Columbia	7	760,978	653,526	47,905
Florida	3	74,828	60,086	9,650
Georgia	11	375,945	306,316	43,134
Idaho	3	33,662	24,999	4,476
Illinois	3	370,027	336,367	42,383
Indiana	5	103,874	75,841	14,006
Iowa	1	10,646	9,538	3,283
Kentucky	1	13,713	10,364	3,070
Maryland	12	242,057	196,051	30,249
Massachusetts	7	143,320	116,813	15,714
Michigan	2	27,705	20,669	4,058
Minnesota	1	7,536	3,619	1,126
Mississippi	1	27,469	19,969	4,824
Missouri	3	88,754	71,396	23,593
Nebraska	2	21,846	20,113	4,861
New Jersey	3	50,870	45,669	10,502
New York	2	11,379	8,966	2,097
North Carolina	2	24,631	21,082	7,127
Ohio	1	1,511	1,348	498
Pennsylvania	1	34,281	30,623	6,960
South Carolina	2	31,467	29,340	3,794
Texas	15	249,491	213,638	44,887
Utah	3	77,703	69,004	16,557
Vermont	1	9,264	6,305	1,232
Virginia	18	445,665	374,278	59,658
Washington	5	247,605	226,325	11,666
Wyoming	1	12,534	6,283	2,737
Subtotal	151	4,065,679	3,415,500	500,897
Properties Held for Sale				
Illinois	1	29,331	26,301	11,954
Subtotal	1	29,331	26,301	11,954
Grand Total	152	$4,095,010	$3,441,801	$512,851

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(1) Excludes purchase price allocations assigned to real estate intangibles.

As of December 31, 2023, seven of our properties with an undepreciated carrying value of $226.3 million, were encumbered by mortgages with an aggregate principal balance of $177.3 million. As of December 31, 2023, the three properties owned by our two unconsolidated joint ventures in which we owned 51% and 50% interests were encumbered by two mortgages totaling $82.0 million. In January 2024, we entered into an amended and restated credit agreement, or our credit agreement, and certain of our subsidiaries pledged all of their respective equity interests in certain of our direct and indirect property owning subsidiaries and the pledged subsidiaries provided first mortgage liens on 19 properties that had an undepreciated carrying value of $758.6 million as of December 31, 2023. In February 2024, we issued the 2029 Notes. The 2029 Notes are fully and unconditionally guaranteed on a joint, several and senior secured basis by certain of our subsidiaries and secured by a pledge of all of the respective equity interests of the subsidiary guarantors and first mortgage liens on 17 properties with an undepreciated carrying value of $500.3 million as of December 31, 2023. For more information regarding our mortgages, our two unconsolidated joint ventures, our credit agreement and the 2029 Notes, see Notes 4 and 9 to the Notes to Consolidated Financial Statements included in Part IV, Item 15 of this Annual Report on Form 10-K.

Item 3. Legal Proceedings

From time to time, we may become involved in litigation matters incidental to the ordinary course of our business. Although we are unable to predict with certainty the eventual outcome of any litigation, we are currently not a party to any litigation which we expect to have a material adverse effect on our business.

Item 4. Mine Safety Disclosures

Not applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Our common shares are traded on Nasdaq (symbol: OPI).

As of February 8, 2024, there were 1,813 shareholders of record of our common shares.

Issuer purchases of equity securities. The following table provides information about our purchases of our equity securities during the quarter ended December 31, 2023:

Calendar Month	Number of Shares Purchased[(1)]	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs
December 1, 2023 – December 31, 2023 . . .	471	$5.91	—	$ —

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(1) These common share withholdings and purchases were made to satisfy tax withholding and payment obligations of a former employee of RMR in connection with the vesting of prior awards of common shares to them. We withheld and purchased these shares at their fair market values based upon the trading prices of our common shares at the close of trading on Nasdaq on the purchase dates.

Our current cash distribution rate to common shareholders is $0.01 per share per quarter, or $0.04 per share per year. However, the timing, amount and form of future distributions will be determined at the discretion of our Board of Trustees and will depend upon various factors that our Board of Trustees deems relevant, including, but not limited to, our historical and projected income, Normalized FFO, CAD, the then current and expected needs and availability of cash to pay our obligations and fund our investments, requirements to maintain our qualification as a REIT, limitations in our debt agreements, including our credit agreement, which requires us to obtain lender approval for any increase in our distribution rate above the current level, and other factors deemed relevant by our Board of Trustees. Therefore, we cannot be sure that we will continue to pay distributions in the future or that the amount of any distributions we do pay will not decrease.

Item 6. [Reserved]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following information should be read in conjunction with our Consolidated Financial Statements and accompanying notes included in Part IV, Item 15 of this Annual Report on Form 10-K.

OVERVIEW (dollars in thousands, except per share and per square foot data)

We are a REIT organized under Maryland law. As of December 31, 2023, our wholly owned properties were comprised of 152 properties and we had noncontrolling ownership interests of 51% and 50% in two unconsolidated joint ventures that owned three properties containing approximately 468,000 rentable square feet. As of December 31, 2023, our properties are located in 30 states and the District of Columbia and contain approximately 20,541,000 rentable square feet. As of December 31, 2023, our properties were leased to 258 different tenants, with a weighted average remaining lease term (based on annualized rental income) of approximately 6.4 years. The U.S. government is our largest tenant, representing approximately 19.5% of our annualized rental income as of December 31, 2023.

Leases representing approximately 15.5% and 10.6% of our annual rental income are scheduled to expire in each of 2024 and 2025, respectively, and we may be unable to renew leases or find replacement tenants. Certain changes in office space utilization, including increased remote work arrangements and tenants consolidating their real estate footprint, continue to impact the market. The utilization and demand for office space continues to face headwinds and the duration and ultimate impact of current trends on the demands for office space at our properties remains uncertain and subject to change. Accordingly, we do not yet know what the full extent of the impacts will be on our or our tenants' businesses and operations or the long-term outlook for leasing our properties. Higher interest rates, inflationary pressures, geopolitical hostilities and tensions, and concerns that the U.S. economy may enter an economic recession have caused disruptions in the financial markets and these factors could adversely affect our and our tenants' financial condition and the ability or willingness of our tenants to renew our leases or pay rent to us. We have a significant amount of debt maturing in the next twelve months. Deteriorating office fundamentals, high interest rates and market sentiment towards the office sector may restrict our access to, and likely increase our cost of, capital as we seek to refinance our debts.

For more information about the risks relating to these dynamics and conditions and their impacts on us and our business, see elsewhere in this Annual Report on Form 10-K, including "Warning Concerning Forward-Looking Statements" and Part I, Item 1A, "Risk Factors".

Property Operations

Unless otherwise noted, the data presented in this section includes properties classified as held for sale as of December 31, 2023 and excludes three properties owned by two unconsolidated joint ventures in which we owned 51% and 50% interests as of December 31, 2023. For more information regarding our properties classified as held for sale and our two unconsolidated joint ventures, see Note 4 to the Notes to Consolidated Financial Statements included in Part IV, Item 15 of this Annual Report on Form 10-K.

Occupancy data for our properties as of December 31, 2023 and 2022 was as follows (square feet in thousands):

	All Properties[1] December 31,		Comparable Properties[2] December 31,	
	2023	**2022**	**2023**	**2022**
Total properties	152	160	146	146
Total rentable square feet[3]	20,541	20,969	19,290	19,310
Percent leased[4]	86.9%	90.6%	89.5%	94.6%

(1) Based on properties we owned on December 31, 2023 and 2022, respectively.

(2) Based on properties we owned continuously since January 1, 2022; excludes one property classified as held for sale, five properties undergoing significant redevelopment and three properties owned by two unconsolidated joint ventures in which we owned 51% and 50% interests as of December 31, 2023.

(3) Subject to changes when space is remeasured or reconfigured for tenants.

(4) Percent leased includes (i) space being fitted out for tenant occupancy pursuant to our lease agreements, if any, and (ii) space which is leased, but is not occupied or is being offered for sublease by tenants, if any, as of the measurement date.

The average effective rental rate per square foot for our properties for the years ended December 31, 2023 and 2022 were as follows:

	Year Ended December 31,	
Average effective rental rate per square foot[1]:	**2023**	**2022**
All properties[2]	$29.41	$29.03
Comparable properties[3]	$28.99	$28.51

(1) Average effective rental rate per square foot represents total rental income during the period specified divided by the average rentable square feet leased during the period specified.

(2) Based on properties we owned on December 31, 2023 and 2022, respectively.

(3) Based on properties we owned continuously since January 1, 2022; excludes one property classified as held for sale, five properties undergoing significant redevelopment and three properties owned by two unconsolidated joint ventures in which we owned 51% and 50% interests as of December 31, 2023.

During the year ended December 31, 2023, changes in rentable square feet leased and available for lease at our properties were as follows (square feet in thousands):

	Year Ended December 31, 2023		
	Leased	Available for Lease	Total
Beginning of year	19,004	1,965	20,969
Changes resulting from:			
Disposition of properties	(168)	(385)	(553)
Lease expirations	(2,686)	2,686	—
Redevelopment expansion[1]	—	87	87
Lease renewals[2]	1,296	(1,296)	—
New leases[2]	402	(402)	—
Remeasurements[3]	—	38	38
End of year	17,848	2,693	20,541

(1) Represents additional rentable square feet resulting from the redevelopment of a property in Washington, D.C., which was completed in June 2023.

(2) Based on leases entered during the year ended December 31, 2023.

(3) Rentable square feet are subject to changes when space is remeasured or reconfigured for tenants.

During the year ended December 31, 2023, we entered into new and renewal leases as summarized in the following table (square feet in thousands):

	Year Ended December 31, 2023		
	New Leases	Renewals	Total
Rentable square feet leased	402	1,296	1,698
Weighted average rental rate change (by rentable square feet)	(1.7)%	(2.9)%	(2.6)%
Tenant leasing costs and concession commitments[1]	$35,425	$46,777	$82,202
Tenant leasing costs and concession commitments per rentable square foot[1]	$ 88.35	$ 36.10	$ 48.45
Weighted (by square feet) average lease term (years)	8.6	8.4	8.5
Total leasing costs and concession commitments per rentable square foot per year[1]	$ 10.22	$ 4.28	$ 5.71

(1) Includes commitments made for leasing expenditures and concessions, such as tenant improvements, leasing commissions, tenant reimbursements and free rent.

During the year ended December 31, 2023, changes in effective rental rates per square foot achieved for new leases and lease renewals at our properties that commenced during the year ended December 31, 2023, when compared to prior effective rental rates per square foot in effect for the same space (and excluding space acquired vacant), were as follows (square feet in thousands):

	Year Ended December 31, 2023		
	Old Effective Rent Per Square Foot[1]	New Effective Rent Per Square Foot[1]	Rentable Square Feet
New leases	$28.91	$29.56	584
Lease renewals	$31.33	$30.41	1,550
Total leasing activity	$30.66	$30.18	2,134

(1) Effective rental rates include contractual base rents from our tenants pursuant to our lease agreements, plus straight line rent adjustments and estimated expense reimbursements to be paid to us, and exclude lease value amortization.

During the years ended December 31, 2023 and 2022, amounts capitalized at our properties for lease related costs, building improvements and development, redevelopment and other activities were as follows:

| | Year Ended December 31, | |
	2023	2022
Lease related costs[1]	$ 75,467	$ 66,868
Building improvements[2]	29,330	33,393
Recurring capital expenditures	104,797	100,261
Development, redevelopment and other activities[3]	137,603	159,189
Total capital expenditures	$242,400	$259,450

(1) Lease related costs generally include capital expenditures used to improve tenants' space or amounts paid directly to tenants to improve their space and leasing related costs, such as brokerage commissions and other tenant inducements.

(2) Building improvements generally include expenditures to replace obsolete building components and expenditures that extend the useful life of existing assets.

(3) Development, redevelopment and other activities generally include capital expenditure projects that reposition a property or result in new sources of revenue. Includes capitalized interest and other operating costs of $10,159 and $7,456 for the years ended December 31, 2023 and 2022, respectively.

In addition to the capital expenditures described above, we contributed $5,213 and $3,851 to one of our unconsolidated joint ventures during the years ended December 31, 2023 and 2022, respectively. Also, as of December 31, 2023, we had estimated unspent leasing related obligations of $109,309, of which we expect to spend $67,705 over the next 12 months.

As of December 31, 2023, we had leases at our properties totaling approximately 2,983,000 rentable square feet that were scheduled to expire during 2024. As of February 14, 2024, we expect tenants with leases totaling approximately 1,881,000 rentable square feet that are scheduled to expire during 2024, excluding space that has been re-leased and space for which we are in advanced negotiations to re-lease, not to renew or to downsize their leased space upon expiration, and we cannot be sure as to whether other tenants will renew their leases upon expiration. However, we continue to proactively engage with our existing tenants and are focused on overall tenant retention. Prevailing market conditions and our tenants' needs at the time we negotiate and enter leases or lease renewals will generally determine rental rates and demand for leased space at our properties, all of which factors are beyond our control. Whenever we renew or enter into new leases for our properties, we intend to seek rents which are equal to or higher than our historical rents for the same properties; however, our ability to maintain or increase the rents for our current properties will depend in large part upon market conditions, which are beyond our control. We cannot be sure of the rental rates that will result from our ongoing negotiations regarding lease renewals or any new or renewed leases we may enter. Also, we may experience material declines in our rental income due to vacancies upon lease expirations or early terminations or lower rents upon lease renewal or reletting. Additionally, we may incur significant costs and make significant concessions to renew our leases with current tenants or lease our properties to new tenants.

As of December 31, 2023, our lease expirations by year were as follows (square feet in thousands):

Year[1]	Number of Leases Expiring	Leased Square Feet Expiring[2]	Percent of Total	Cumulative Percent of Total	Annualized Rental Income Expiring	Percent of Total	Cumulative Percent of Total
2024	66	2,983	16.7%	16.7%	$ 79,245	15.5%	15.5%
2025	40	2,131	11.9%	28.6%	54,208	10.6%	26.1%
2026	37	1,445	8.1%	36.7%	40,974	8.0%	34.1%
2027	36	2,059	11.5%	48.2%	52,316	10.2%	44.3%
2028	18	659	3.7%	51.9%	30,219	5.9%	50.2%
2029	31	1,122	6.3%	58.2%	31,761	6.2%	56.4%
2030	28	940	5.3%	63.5%	27,043	5.3%	61.7%
2031	20	1,038	5.8%	69.3%	29,828	5.8%	67.5%
2032	11	325	1.8%	71.1%	12,165	2.4%	69.9%
2033 and thereafter	50	5,146	28.9%	100.0%	155,092	30.1%	100.0%
Total	337	17,848	100.0%		$512,851	100.0%	
Weighted average remaining lease term (in years)		6.0			6.4		

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(1) The year of lease expiration is pursuant to current contract terms. Some of our leases allow the tenants to vacate the leased premises before the stated expirations of their leases with little or no liability. As of December 31, 2023, tenants occupying approximately 4.0% of our rentable square feet and responsible for approximately 4.1% of our annualized rental income as of December 31, 2023, had exercisable rights to terminate their leases before the stated terms of their leases expire. Also, in 2024, 2025, 2026, 2027, 2028, 2029, 2030, 2031, 2032, 2034, 2035, 2036, 2037 and 2040 early termination rights become exercisable by other tenants who occupied an additional approximately 2.0%, 2.6%, 1.6%, 1.3%, 3.9%, 0.8%, 1.4%, 0.6%, 0.3%, 0.2%, 0.9%, 0.1%, 0.1% and 0.3% of our rentable square feet, respectively, and contributed an additional approximately 2.2%, 5.2%, 2.2%, 1.7%, 4.6%, 1.4%, 2.0%, 0.6%, 0.5%, 0.6%, 1.2%, 0.3%, 0.2% and 0.4% of our annualized rental income, respectively, as of December 31, 2023. In addition, as of December 31, 2023, pursuant to leases with eight of our tenants, these tenants had rights to terminate their leases if their respective legislature or other funding authority does not appropriate rent amounts in their respective annual budgets. These eight tenants occupied approximately 4.2% of our rentable square feet and contributed approximately 4.4% of our annualized rental income as of December 31, 2023.

(2) Leased square feet is pursuant to leases existing as of December 31, 2023, and includes (i) space being fitted out for tenant occupancy pursuant to our lease agreements, if any, and (ii) space which is leased, but is not occupied or is being offered for sublease by tenants, if any. Square feet measurements are subject to changes when space is remeasured or reconfigured for new tenants.

We generally will seek to renew or extend the terms of leases at properties with tenants when they expire. However, market and economic factors, along with increases in remote work, changes in space utilization and government spending and budget priorities may cause our tenants not to renew or extend their leases when they expire, or to seek to renew their leases for less space than they currently occupy. If we are unable to extend or renew our leases, or we renew leases for reduced space, it may be time consuming and expensive to relet some of these properties.

As of December 31, 2023, we derived 22.2% of our annualized rental income from our properties located in the metropolitan Washington, D.C. market area, which includes Washington, D.C., Northern Virginia and suburban Maryland. Current economic conditions in this area or a possible recession, including as a result of current inflationary conditions or otherwise, could reduce demand from tenants for our properties, reduce rents that our tenants in this area are willing to pay when our leases expire and increase lease concessions for new leases and renewals. Additionally, there has been a decrease in demand for new leased office space by the U.S. government, including in the metropolitan Washington, D.C. market area, and that could increase competition for government tenants and adversely affect our ability to retain government tenants or maintain or increase our rents when our leases expire.

Our manager, RMR, employs a tenant review process for us. RMR assesses tenants on an individual basis based on various applicable credit criteria. In general, depending on facts and circumstances, RMR evaluates the creditworthiness of a tenant based on information concerning the tenant that is provided by the tenant and, in some cases, information that is publicly available or obtained from third party sources. We consider investment grade tenants to include: (a) investment grade rated tenants; (b) tenants with investment grade rated parent entities that guarantee the tenant's lease obligations; and/or (c) tenants with investment grade rated parent entities that do not guarantee the tenant's lease obligations. As of December 31, 2023, tenants contributing 54.0% of annualized rental income were investment grade rated (or their payment obligations were guaranteed by an investment grade rated parent) and tenants contributing an additional 9.7% of annualized rental income were subsidiaries of an investment grade rated parent (although these parent entities were not liable for the payment of rents).

As of December 31, 2023, tenants representing 1% or more of our total annualized rental income were as follows (square feet in thousands):

	Tenant	Credit Rating	Sq. Ft.	% of Leased Sq. Ft.	Annualized Rental Income	% of Total Annualized Rental Income
1	U.S. Government	Investment Grade	3,534	19.8%	$ 99,876	19.5%
2	Alphabet Inc. (Google)	Investment Grade	386	2.2%	22,119	4.3%
3	Shook, Hardy & Bacon L.L.P.	Not Rated	596	3.3%	19,216	3.7%
4	Bank of America Corporation	Investment Grade	577	3.2%	18,159	3.5%
5	IG Investments Holdings LLC	Not Rated	339	1.9%	17,303	3.4%
6	State of California	Investment Grade	467	2.6%	14,021	2.7%
7	Tyson Foods, Inc.[1]	Investment Grade	248	1.4%	11,954	2.3%
8	Northrop Grumman Corporation	Investment Grade	337	1.9%	10,795	2.1%
9	Sonesta International Hotels Corporation	Not Rated	234	1.3%	9,778	1.9%
10	Micro Focus International plc	Non Investment Grade	215	1.2%	7,915	1.5%
11	Sonoma Biotherapeutics, Inc.[2]	Not Rated	107	0.6%	7,634	1.5%
12	State of Georgia	Investment Grade	308	1.7%	7,345	1.4%
13	Commonwealth of Massachusetts	Investment Grade	212	1.2%	7,269	1.4%
14	CommScope Holding Company Inc.	Non Investment Grade	162	0.9%	7,199	1.4%
15	PNC Bank	Investment Grade	441	2.5%	6,960	1.4%
16	Compass Group plc	Investment Grade	267	1.5%	6,697	1.3%
17	ServiceNow, Inc.	Investment Grade	149	0.8%	6,675	1.3%
18	Allstate Insurance Corporation	Investment Grade	468	2.6%	6,484	1.3%
19	Automatic Data Processing, Inc.	Investment Grade	289	1.6%	6,079	1.2%
20	Church & Dwight Co., Inc.	Investment Grade	250	1.4%	6,043	1.2%
21	Leidos Holdings Inc.	Investment Grade	159	0.9%	5,950	1.2%
22	Primerica, Inc.	Investment Grade	344	1.9%	5,737	1.1%
23	Science Applications International Corp	Non Investment Grade	159	0.9%	5,228	1.0%
			10,248	57.3%	$316,436	61.6%

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(1) In July 2023, we received notice from Tyson Foods, Inc. exercising its option to terminate its lease at a property we owned in Chicago, IL effective January 2025, prior to the stated lease expiration date of January 31, 2028. We are amortizing termination fees of approximately $1,400 per quarter through January 2025 as a result of this early termination.

(2)   In August 2022, we entered into an approximately 10-year lease with Sonoma Biotherapeutics, Inc. at a property we own in Seattle, WA that is currently undergoing redevelopment. The term of the lease is estimated to commence in the first quarter of 2024.

Acquisition Activities

During the year ended December 31, 2023, we acquired a vacant land parcel adjacent to an office park we own for a purchase price of $2,750, excluding acquisition related costs.

Disposition Activities

During the year ended December 31, 2023, we sold eight properties containing approximately 553,000 rentable square feet for an aggregate sales price of $44,874, excluding closing costs. The net proceeds from these sales were used to repay amounts outstanding under our prior $750,000 unsecured revolving credit facility, or our prior revolving credit facility.

We continue to evaluate our portfolio and are currently in various stages of marketing certain of our properties for sale, and we may seek to sell additional properties in the future. However, we cannot be sure we will sell any properties we are marketing for sale for prices in excess of their carrying values or otherwise. As of February 14, 2024, we have entered into an agreement to sell one property containing approximately 248,000 rentable square feet for a sales price of $39,000, excluding closing costs. We cannot be sure we will sell any properties we are marketing for sale for prices in excess of their carrying values or otherwise. In addition, our pending sale is subject to conditions; accordingly, we cannot be sure that we will complete this sale or that this sale will not be delayed or the terms will not change.

For more information about our disposition activities, see "Business — Disposition Policies" in Part I, Item 1 of this Annual Report on Form 10-K and Note 4 to the Notes to Consolidated Financial Statements included in Part IV, Item 15 of this Annual Report on Form 10-K.

Financing Activities

Mortgage Note Repayment

In June 2023, we repaid at maturity, a mortgage note secured by one property with an outstanding principal balance of $50,000 and an annual interest rate of 3.70%, using cash on hand and borrowings under our prior revolving credit facility.

Mortgage Notes Issuances

During the year ended December 31, 2023, we issued six fixed rate, interest-only mortgage notes with an aggregate principal balance of $177,320 and a weighted average interest rate of 7.8%. The net proceeds from these mortgage loans were used to repay amounts outstanding under our prior revolving credit facility.

Amended and Restated Credit Agreement

In January 2024, we entered into our credit agreement governing a new $325,000 secured revolving credit facility and a $100,000 secured term loan. Our credit agreement replaced our prior revolving credit facility, which had a maturity date of January 31, 2024. As collateral for all loans and other obligations under our credit agreement, certain of our subsidiaries pledged all of their respective equity interests in certain of our direct and indirect property owning subsidiaries, and our pledged subsidiaries provided first mortgage liens on 19 properties that had an undepreciated carrying value, including lease intangibles, other assets and other liabilities, of $941,937 as of December 31, 2023. We can borrow, repay, and reborrow funds available under our revolving credit facility until maturity and no principal repayments on borrowings under our credit agreement are due until maturity. The maturity date of our credit agreement is January 29, 2027 and, subject to the payment of an extension fee and meeting certain other requirements, we can extend the stated maturity date of our revolving credit facility by one year. Our credit agreement contains a number of covenants, including covenants that require us to maintain certain financial ratios, restrict our ability to incur additional debt in excess of calculated amounts and, subject to limited exceptions, restrict our ability to increase our distribution rate above the current level of $0.01 per common share per quarter and enter into share repurchases, through the maturity date of the agreement. Availability of borrowings under our credit agreement is subject to ongoing minimum performance and market values of the 19 collateral properties, our satisfying certain financial covenants and other credit facility conditions. Interest payable on borrowings under our credit agreement is at a rate of the secured overnight financing rate, or SOFR, plus a margin of 350 basis points. On January 29, 2024, we borrowed the full amount of our term loan and $132,000 under our revolving credit facility. We used the proceeds from these borrowings to repay all outstanding borrowings under our prior revolving credit facility, to fund transaction related costs relating to our credit agreement and for general business purposes.

Senior Secured Notes Issuance

In February 2024, we issued $300,000 of the 2029 Notes. The aggregate net proceeds from this offering were $271,500, after initial purchaser discounts and other estimated offering expenses. The 2029 Notes are fully and unconditionally guaranteed on a joint, several and senior secured basis by certain of our subsidiaries and secured by a pledge of all of the respective equity interests of the subsidiary guarantors and first mortgage liens on 17 properties with an undepreciated carrying value, including lease intangibles, other assets and other liabilities, of $574,291 as of December 31, 2023. The notes require semi-annual payments of interest only and are prepayable, at par plus accrued interest, after March 31, 2028.

Senior Unsecured Notes Redemption

In February 2024, we issued a notice of early redemption, at par plus accrued interest, of all of our $350,000 of 4.25% senior unsecured notes due May 2024. The redemption is expected to take place in March 2024 using the net proceeds from the offering of the 2029 Notes and borrowings under our revolving credit facility and the redemption is conditioned upon our borrowing an amount under our revolving credit facility sufficient, together with the net proceeds from the offering of the 2029 Notes, to pay the redemption price on or prior to the redemption date.

For more information about our financing activities, see "Business — Our Financing Policies" in Part I, Item 1 of this Annual Report on Form 10-K and Note 9 to the Notes to Consolidated Financial Statements included in Part IV, Item 15 of this Annual Report on Form 10-K.

Segment Information

We operate in one business segment: ownership of real estate properties.

RESULTS OF OPERATIONS *(amounts in thousands, except per share amounts)*

Year Ended December 31, 2023, Compared to Year Ended December 31, 2022

	Comparable Properties[1] Results Year Ended December 31,				Non-Comparable Properties Results Year Ended December 31,		Consolidated Results Year Ended December 31,			
	2023	2022	$ Change	% Change	2023	2022	2023	2022	$ Change	% Change
Rental income	$512,595	$508,719	$ 3,876	0.8%	$20,958	$45,556	$ 533,553	$ 554,275	$(20,722)	(3.7)%
Operating expenses:										
Real estate taxes	59,143	49,941	9,202	18.4%	3,688	7,903	62,831	57,844	4,987	8.6%
Utility expenses	25,690	24,409	1,281	5.2%	1,088	2,596	26,778	27,005	(227)	(0.8)%
Other operating expenses	104,717	99,627	5,090	5.1%	5,166	10,739	109,883	110,366	(483)	(0.4)%
Total operating expenses	189,550	173,977	15,573	9.0%	9,942	21,238	199,492	195,215	4,277	2.2%
Net operating income (loss)[2]	$323,045	$334,742	$(11,697)	(3.5)%	$11,016	$24,318	334,061	359,060	(24,999)	(7.0)%
Other expenses:										
Depreciation and amortization							209,254	222,564	(13,310)	(6.0)%
Loss on impairment of real estate							11,299	21,820	(10,521)	(48.2)%
Acquisition and transaction related costs							31,816	292	31,524	n/m
General and administrative							22,731	25,134	(2,403)	(9.6)%
Total other expenses							275,100	269,810	5,290	2.0%
Gain on sale of real estate							3,780	11,001	(7,221)	(65.6)%
Interest and other income							1,039	217	822	n/m
Interest expense							(110,647)	(103,480)	(7,167)	6.9%
Gain on early extinguishment of debt							—	682	(682)	n/m
Loss before income tax expense and equity in net losses of investees							(46,867)	(2,330)	(44,537)	n/m
Income tax expense							(351)	(270)	(81)	30.0%
Equity in net losses of investees							(3,031)	(3,509)	478	(13.6)%
Loss on impairment of equity method investment							(19,183)	—	(19,183)	n/m
Net loss							$ (69,432)	$ (6,109)	$(63,323)	n/m
Weighted average common shares outstanding (basic and diluted)							48,389	48,278	111	0.2%
Per common share amounts (basic and diluted):										
Net loss							$ (1.44)	$ (0.14)	$ (1.30)	n/m

n/m — not meaningful

(1) Comparable properties consists of 146 properties we owned on December 31, 2023 and which we owned continuously since January 1, 2022 and excludes one property classified as held for sale, five properties undergoing significant redevelopment and three properties owned by two unconsolidated joint ventures in which we owned 51% and 50% interests as of December 31, 2023.

(2) Our definition of net operating income, or NOI, and our reconciliation of net loss to NOI are included below under the heading "Non-GAAP Financial Measures."

References to changes in the income and expense categories below relate to the comparison of consolidated results for the year ended December 31, 2023 compared to the year ended December 31, 2022. For a comparison of consolidated results for the year ended December 31, 2022 compared to the year ended December 31, 2021, see Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our Annual Report on Form 10-K for the fiscal year ended December 31, 2022.

Rental income. Rental income for non-comparable properties declined $22,210 related to our property disposition activities and $2,388 for properties undergoing significant redevelopment due to termination fee revenue in 2022 and increased vacancy at a property that began a redevelopment project in February 2022, partially offset by the lease-up of our 20 Mass Ave. redevelopment in Washington, D.C. Rental income for comparable properties increased $3,876 due to the impact of real estate tax appeals and the related reimbursement income in the 2022 period, partially offset by increased vacancies at certain of our properties in 2023 and lower termination fee revenue. Rental income includes non-cash straight line rent adjustments totaling $26,194 in 2023 and $10,830 in 2022, and amortization of acquired real estate leases and assumed real estate lease obligations totaling $252 in 2023 and ($975) in 2022.

Real estate taxes. Real estate taxes for non-comparable properties declined $3,876 related to our property disposition activities and $339 as a result of successful tax appeals at certain properties undergoing significant redevelopment, partially offset by an increase of $9,202 for comparable properties due to the favorable impact of real estate tax appeals recorded in 2022.

Utility expenses. Utility expenses for non-comparable properties declined $1,842 related to our property disposition activities, partially offset by an increase of $334 for properties undergoing significant redevelopment due to the related lease-up of those properties. Utility expenses for comparable properties increased $1,281 primarily due to the impact of inflation in 2023, as well as utility expenses that were previously paid directly by certain of our tenants that are now being paid by us.

Other operating expenses. Other operating expenses for non-comparable properties declined $6,148 related to our property disposition activities, partially offset by an increase of $575 for properties undergoing significant redevelopment due to the lease-up of our 20 Mass Ave. redevelopment in Washington, D.C. Other operating expenses for comparable properties increased $5,090 due to higher repairs and maintenance costs and higher insurance costs, as well as other operating expenses that were previously paid directly by certain of our tenants that are now being paid by us.

Depreciation and amortization. The decline in depreciation and amortization reflects a decrease of $12,043 for comparable properties due to certain leasing related assets becoming fully depreciated since January 1, 2022, partially offset by depreciation and amortization of improvements made to certain of our properties since January 1, 2022. Depreciation and amortization for non-comparable properties declined $1,889 related to our property disposition activities, partially offset by an increase of $622 for properties undergoing significant redevelopment due to the substantial completion of our 20 Mass Ave. redevelopment in Washington, D.C.

Loss on impairment of real estate. We recorded an $11,299 loss on impairment of real estate in 2023 to reduce the carrying value of one property to its estimated fair value less costs to sell. We recorded a $21,820 loss on impairment of real estate in 2022 to reduce the carrying value of seven properties to their estimated fair values less costs to sell.

Acquisition and transaction related costs. Acquisition and transaction related costs in 2023 are primarily related to our terminated merger with Diversified Healthcare Trust, or DHC, and related transactions. For more information regarding our terminated merger with DHC, see Note 7 to the Notes to Consolidated Financial Statements included in Part IV, Item 15 of this Annual Report on Form 10-K.

General and administrative. The decrease in general and administrative expenses is primarily the result of a decrease in base business management fees resulting from a decrease in average total market capitalization and a decrease in share based compensation in 2023 compared to 2022, partially offset by a state franchise tax refund received in 2022.

Gain on sale of real estate. We recorded a $3,780 net gain on sale of real estate resulting from the sale of eight properties in 2023. We recorded a $11,001 net gain on sale of real estate in 2022 resulting from the sale of 18 properties, including one leasable land parcel.

Interest and other income. The increase in interest and other income is primarily due to the effect of higher interest rates earned on cash balances invested in 2023 compared to 2022.

Interest expense. The increase in interest expense reflects higher average amounts outstanding and higher average interest rates on borrowings under our prior revolving credit facility, as well as the issuance of six mortgage notes with an aggregate principal balance of $177,320 and a weighted average interest rate of 7.8% during 2023, partially offset by the redemption of our $300,000 of senior unsecured notes with an interest rate of 4.0% in June 2022, higher capitalized interest in 2023 and the repayment of three mortgage notes since January 1, 2022 with an aggregate principal balance of $98,000 and a weighted average interest rate of 4.1%.

Gain on early extinguishment of debt. We recorded a net gain on early extinguishment of debt of $682 in 2022 resulting from the prepayment of a mortgage note due in 2023 at a discounted principal amount and the write off of the unamortized portion of certain premiums, discounts and debt issuance costs resulting from the prepayment of this mortgage note and the June 2022 redemption of our senior unsecured notes due July 2022.

Income tax expense. Income tax expense is primarily the result of operating income earned in jurisdictions where we are subject to state income taxes and can fluctuate based on the timing of our income, including as a result of gains or losses on the sale of real estate.

Equity in net losses of investees. Equity in net losses of investees represents our proportionate share of losses from our equity method investments in two unconsolidated joint ventures.

Loss on impairment of equity method investment. We recorded a $19,183 loss on impairment of equity method investment in 2023 to fully write off the carrying value of one of our unconsolidated joint ventures. For further information, see Note 4 to the Notes to Consolidated Financial Statements included in Part IV, Item 15 of this Annual Report on Form 10-K.

Net loss. Net loss and net loss per basic and diluted common share increased in 2023 compared to 2022 primarily as a result of the changes noted above.

Non-GAAP Financial Measures

We present certain "non-GAAP financial measures" within the meaning of the applicable SEC rules, including the calculations below of NOI, funds from operations, or FFO, and Normalized FFO. These measures do not represent cash generated by operating activities in accordance with GAAP and should not be considered alternatives to net loss as indicators of our operating performance or as measures of our liquidity. These measures should be considered in conjunction with net loss as presented in our consolidated statements of comprehensive income (loss). We consider these non-GAAP measures to be appropriate supplemental measures of operating performance for a REIT, along with net loss. We believe these measures provide useful information to investors because by excluding the effects of certain historical amounts, such as depreciation and amortization expense, they may facilitate a comparison of our operating performance between periods and with other REITs and, in the case of NOI, reflecting only those income and expense items that are generated and incurred at the property level may help both investors and management to understand the operations of our properties.

Net Operating Income

The calculation of NOI excludes certain components of net loss in order to provide results that are more closely related to our property level results of operations. We calculate NOI as shown below. We define NOI as income from our rental of real estate less our property operating expenses. NOI excludes amortization of capitalized tenant improvement costs and leasing commissions that we record as depreciation and amortization expense. We use NOI to evaluate individual and company-wide property level performance. Other real estate companies and REITs may calculate NOI differently than we do.

The following table presents the reconciliation of net loss to NOI for the years ended December 31, 2023 and 2022:

	Year Ended December 31,	
	2023	2022
Net loss	$(69,432)	$ (6,109)
Equity in net losses of investees	3,031	3,509
Loss on impairment of equity method investment	19,183	—
Income tax expense	351	270
Loss before income tax expense and equity in net losses of investees	(46,867)	(2,330)
Gain on early extinguishment of debt	—	(682)
Interest expense	110,647	103,480
Interest and other income	(1,039)	(217)
Gain on sale of real estate	(3,780)	(11,001)
General and administrative	22,731	25,134
Acquisition and transaction related costs	31,816	292
Loss on impairment of real estate	11,299	21,820
Depreciation and amortization	209,254	222,564
NOI	$334,061	$359,060

Funds From Operations and Normalized Funds From Operations

We calculate FFO and Normalized FFO as shown below. FFO is calculated on the basis defined by The National Association of Real Estate Investment Trusts, which is net loss, calculated in accordance with GAAP, plus real estate depreciation and amortization of consolidated properties and our proportionate share of the real estate depreciation and amortization of unconsolidated joint venture properties, but excluding impairment charges on real estate assets and any gain or loss on sale of real estate, as well as certain other adjustments currently not applicable to us. In calculating Normalized FFO, we adjust for the other items shown below. FFO and Normalized FFO are among the factors considered by our Board of Trustees when determining the amount of distributions to our shareholders. Other factors include, but are not limited to, requirements to maintain our qualification for taxation as a REIT, limitations in our credit agreement and public debt covenants, the availability to us of debt and equity capital, our expectation of our future capital requirements and operating performance and our expected needs for and availability of cash to pay our obligations. Other real estate companies and REITs may calculate FFO and Normalized FFO differently than we do.

The following table presents the reconciliation of net loss to FFO and Normalized FFO for the years ended December 31, 2023 and 2022:

	Year Ended December 31,	
	2023	2022
Net loss	$(69,432)	$ (6,109)
Add (less): Depreciation and amortization:		
Consolidated properties	209,254	222,564
Unconsolidated joint venture properties	3,395	3,058
Loss on impairment of real estate	11,299	21,820
Loss on impairment of equity method investment	19,183	—
Gain on sale of real estate	(3,780)	(11,001)
FFO	169,919	230,332
Add (less): Acquisition and transaction related costs	31,816	292
Gain on early extinguishment of debt	—	(682)
Normalized FFO	$201,735	$229,942
Weighted average common shares outstanding (basic and diluted)	48,389	48,278
FFO per common share (basic and diluted)	$ 3.51	$ 4.77
Normalized FFO per common share (basic and diluted)	$ 4.17	$ 4.76

LIQUIDITY AND CAPITAL RESOURCES

Our Operating Liquidity and Resources (dollar amounts in thousands, except per share amounts)

Our principal sources of funds to meet operating and capital expenses, pay debt service obligations and make distributions to our shareholders are the operating cash flows we generate from our properties, net proceeds from property sales and borrowings under our revolving credit facility. We believe that these sources of funds will be sufficient to meet our operating and capital expenses, pay debt service obligations and make distributions to our shareholders for the next 12 months and for the foreseeable future thereafter. Our future cash flows from operating activities will depend primarily upon:

- our ability to collect rent from our tenants;

- our ability to maintain or increase the occupancy of, and the rental rates at, our properties;

- our ability to control operating and capital expenses at our properties;

- our ability to successfully sell properties that we market for sale;

- our ability to develop, redevelop or reposition properties to produce cash flows in excess of our cost of capital and property operating and capital expenses; and

- our ability to purchase additional properties which produce cash flows from operations in excess of our cost of acquisition capital and property operating and capital expenses.

We plan to selectively sell certain properties from time to time to manage leverage levels and to improve our asset diversification, our geographical footprint and the average age of our properties, lengthening the weighted average term of our leases and increasing tenant retention. During the year ended December 31, 2023, we sold eight properties for an aggregate sales price of $44,874, excluding closing costs. We continue to evaluate our portfolio and are currently in various stages of marketing certain of our properties for sale. As of February 14, 2024, we have entered into an agreement to sell one property containing approximately 248,000 rentable square feet for a sales price of $39,000, excluding closing costs. We cannot be sure we will sell any properties we are marketing for sale for prices in excess of their carrying values or otherwise. In addition, our pending sale is subject to conditions; accordingly, we cannot be sure that we will complete this sale or that this sale will not be delayed or the terms will not change.

The following is a summary of our sources and uses of cash flows for the periods presented, as reflected in our consolidated statements of cash flows:

| | Year Ended December 31, | |
	2023	2022
Cash, cash equivalents and restricted cash at beginning of period	$ 12,249	$ 84,515
Net cash provided by (used in):		
Operating activities	141,726	192,614
Investing activities	(194,821)	(4,624)
Financing activities	67,560	(260,256)
Cash, cash equivalents and restricted cash at end of period	$ 26,714	$ 12,249

The decrease in cash provided by operating activities in 2023 compared to 2022 was primarily due to decreases in NOI in 2023 due to property dispositions, reductions in occupied space at certain of our properties and an increase in costs incurred in connection with the terminated merger with DHC and related transactions. The increase in cash used in investing activities in 2023 compared to 2022 is primarily due to lower proceeds received from property sales in 2023 and increased capital expenditures in 2023 related to our redevelopment activities. The change from cash flows used in financing activities in 2022 to cash flows provided by financing activities in 2023 was primarily due to the redemption of $300,000 of our senior unsecured notes in 2022 as compared with the issuance of $177,320 of mortgage notes and decreased distributions to our common shareholders in 2023.

Our Investment and Financing Liquidity and Resources (dollar amounts in thousands, except per share amounts)

In order to meet cash needs that may result from our desire or need to make distributions or pay operating or capital expenses or to fund acquisitions, we maintain a revolving credit facility which is governed by our credit agreement. Our credit agreement replaced our prior revolving credit facility, which had a maturity date of January 31, 2024. Our obligations under our credit agreement are secured by a pledge by certain of our subsidiaries of all of their respective equity interests in certain of our direct and indirect property owning subsidiaries and first mortgage liens on 19 properties owned by the pledged subsidiaries with an undepreciated carrying value, including lease intangibles, other assets and other liabilities, of $941,937 as of December 31, 2023. We can borrow, repay, and reborrow funds available under our revolving credit facility until maturity and no principal repayments are due until maturity. The maturity date of our credit agreement is January 29, 2027, and, subject to the payment of an extension fee and meeting certain other requirements, we can extend the stated maturity date of our revolving credit facility by one year. Our credit agreement contains a number of covenants, including covenants that require us to maintain certain financial ratios, restrict our ability to incur additional debt in excess of calculated amounts and, subject to limited exceptions, restrict our ability to increase our distribution rate above the current level of $0.01 per common share per quarter and enter into share repurchases. Availability of borrowings under our credit agreement is subject to ongoing minimum performance and market values of the 19 collateral properties, our satisfying certain financial covenants and other credit facility conditions.

Interest payable on borrowings under our credit agreement is based on a rate of SOFR plus a margin of 350 basis points. We are also required to pay an unused facility fee on the amount of total lending commitments, which was 35 basis points per annum at February 14, 2024. As of February 14, 2024, the annual interest rate payable on borrowings under our credit agreement was 8.8%. As of February 14, 2024, we had $132,000 outstanding under our revolving credit facility, $100,000 outstanding under our term loan and $193,000 available for borrowing under our revolving credit facility.

Prior Revolving Credit Facility

Under our prior revolving credit facility, we were required to pay interest at a rate of SOFR plus a premium, which was 145 basis points per annum at December 31, 2023, on the amount outstanding under our prior revolving credit facility, as well as a facility fee on the total amount of lending commitments, which was 30 basis points per annum at December 31, 2023. As of December 31, 2023 and 2022, the annual interest rate payable on borrowings under our prior revolving credit facility was 6.9% and 5.4%, respectively. The weighted average annual interest rate for borrowings under our prior revolving credit facility was 6.5%, 4.0% and 1.2% for the years ended December 31, 2023, 2022 and 2021, respectively. As of December 31, 2023, we had $205,000 outstanding under our prior revolving credit facility.

Mortgage Notes Issuances

During the year ended December 31, 2023, we issued six mortgage notes with an aggregate principal balance of $177,320 and a weighted average interest rate of 7.8%. The net proceeds from these mortgage notes were used to repay amounts outstanding under our prior revolving credit facility. See Note 9 to the Notes to Consolidated Financial Statements included in Part IV, Item 15 of this Annual Report on Form 10-K for more information regarding our mortgage note issuances.

Mortgage Note Repayment

In June 2023, we repaid at maturity, a mortgage note secured by one property with an outstanding principal balance of $50,000 and an annual interest rate of 3.7% using cash on hand and borrowings under our prior revolving credit facility.

As of December 31, 2023, our debt maturities (other than our prior revolving credit facility), consisting of senior unsecured notes and mortgage notes, were as follows:

Year	Debt Maturities
2024	$ 350,000
2025	650,000
2026	300,000
2027	350,000
2028	123,487
Thereafter	615,833
Total	$2,389,320

Senior Secured Notes Issuance

In February 2024, we issued $300,000 of the 2029 Notes. The aggregate net proceeds from this offering were $271,500, after initial purchaser discounts and other estimated offering expenses. The 2029 Notes are fully and unconditionally guaranteed on a joint, several and senior secured basis by certain of our subsidiaries and secured by a pledge of all of the respective equity interests of the subsidiary guarantors and first mortgage liens on 17 properties with an undepreciated carrying value, including lease intangibles, other assets and other liabilities, of $574,291 as of December 31, 2023. The 2029 Notes require semi-annual payments of interest only and are prepayable, at par plus accrued interest, after March 31, 2028.

Senior Unsecured Notes Redemption

In February 2024, we issued a notice of early redemption, at par plus accrued interest, of all of our $350,000 of 4.25% senior unsecured notes due 2024. The redemption is expected to take place in March 2024 using the net proceeds from the offering of the 2029 Notes and borrowings under our revolving credit facility and the redemption is conditioned upon our borrowing an amount under our revolving credit facility sufficient, together with the net proceeds from the offering of the 2029 Notes, to pay the redemption price on or prior to the redemption date.

None of our unsecured debt obligations require sinking fund payments prior to their maturity dates. Our mortgage notes currently require monthly payments of interest only; however, certain of our mortgage notes will require payments of principal and interest after a specified date through maturity.

In addition to our debt obligations, as of December 31, 2023, we had estimated unspent leasing related obligations of $109,309, of which we expect to spend $67,705 over the next 12 months.

We are currently in the process of redeveloping a three-property campus located in Seattle, WA containing approximately 300,000 rentable square feet. This project includes the repositioning of two properties from office to life science and maintaining the third property for office use. We currently estimate the total project costs associated with this redevelopment will be approximately $162,000 and completion of the redevelopment in the first quarter of 2024. As of December 31, 2023, we had incurred $133,270 related to this project. In August 2022, we entered into an approximately 10-year lease for approximately 84,000 rentable square feet at one of the life science properties that is approximately 109.0% higher than the prior rental rate for the same space, making the redevelopment project 28% pre-leased.

We currently expect to use cash balances, borrowings under our revolving credit facility, net proceeds from property sales, incurrences or assumptions of mortgage debt and net proceeds from offerings of debt or equity securities to fund our future operations, capital expenditures, distributions to our shareholders and property acquisitions. When significant amounts are outstanding under our credit agreement or the maturities of our indebtedness approach, we expect to explore refinancing alternatives. Such alternatives may include incurring term debt, issuing debt or equity securities, extending the maturity date of our revolving credit facility and entering into a new credit facility. We may assume additional mortgage debt in connection with our acquisitions or elect to place new mortgages on properties we own as a source of financing. We may also seek to participate in additional joint ventures or other arrangements that may provide us with additional sources of financing. Although we cannot be sure that we will be successful in consummating any particular type of financing, we believe that we will have access to financing, such as debt and equity offerings, to fund capital expenditures and to pay our obligations or fund future acquisitions. We currently have an effective shelf registration statement that allows us to issue public securities on an expedited basis, but it does not assure that there will be buyers for such securities.

We currently do not have sufficient sources of liquidity to repay our $650,000 senior unsecured notes due 2025 and are evaluating market-based alternatives to obtain debt financing. Based on the significant number of unencumbered properties in our portfolio, our successful history of obtaining new debt financings and our current financing metrics, we believe it is probable that we can obtain new debt financing that will allow us to satisfy the 2025 unsecured notes as they become due. We have also engaged Moelis & Company LLC as our financial advisor to assist in evaluating our options to address our upcoming debt maturities.

Our ability to obtain, and the costs of, our future debt financings will depend primarily on credit market conditions and our creditworthiness. We have no control over market conditions. Potential investors and lenders likely will evaluate our ability to pay distributions to shareholders, fund required debt service and repay debts when they become due by reviewing our business practices and plans to balance our use of debt and equity capital so that our financial profile and leverage ratios afford us flexibility to withstand any reasonably anticipated adverse changes. Similarly, our ability to raise equity capital in the future will depend primarily upon equity capital market conditions and our ability to conduct our business to maintain and grow our operating cash flows. We intend to conduct our business in a manner that will afford us reasonable access to capital for investment and financing activities, but we cannot be sure that we will be able to successfully carry out this intention. For instance, it is uncertain what the ultimate impacts of inflationary pressures, sustained high interest rates or any economic recession will be. A protracted and extensive economic recession or continued or intensified disruptions in capital markets could limit our access to financing from public sources and would likely increase our cost of capital.

During the year ended December 31, 2023, we paid quarterly cash distributions to our shareholders totaling $63,187 using cash on hand and borrowings under our prior revolving credit facility. On January 11, 2024, we declared a quarterly cash distribution payable to shareholders of record on January 22, 2024 in the amount of $0.01 per share, or approximately $490. We expect to pay this distribution on or about February 15, 2024 using cash on hand and borrowings under our revolving credit facility. We determine our distribution payout ratio with consideration for restrictions under our credit agreement, our expected capital expenditures, cash flows from operations and payment of debt obligations. For more information regarding the distributions we paid during 2023, see Note 11 to the Notes to Consolidated Financial Statements included in Part IV, Item 15 of this Annual Report on Form 10-K.

We owned 51% and 50% interests in two unconsolidated joint ventures which owned three properties at December 31, 2023. As of December 31, 2023, the properties owned by these joint ventures were encumbered by an aggregate $82,000 principal amount of mortgage indebtedness, none of which was recourse to us. In July 2023, the maturity date of the mortgage loan secured by one property owned by our 1750 H Street, NW joint venture, in which we had a 50% interest, was extended by three years at the same interest rate. In October 2023, our joint venture partner that had a 50% equity interest in our 1750 H Street, NW joint venture failed to fund a $600 capital call and was in default of the joint venture agreement at December 31, 2023. As of December 31, 2023, we did not control the activities that are most significant to these joint ventures and, as a result, we accounted for our investments in these joint ventures under the equity method of accounting. We are currently in discussions with the lender to this joint venture regarding the property. During the year ended December 31, 2023, we recorded an impairment charge of $19,183 to reduce the carrying value of our equity method investment in this joint venture to its estimated fair value. For more information on the financial condition and results of operations of these joint ventures, see Note 4 to the Notes to Consolidated Financial Statements included in Part IV, Item 15 of this Annual Report on Form 10-K. Other than these joint ventures, as of December 31, 2023, we had no off balance sheet arrangements that have had or that we expect would be reasonably likely to have a material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Debt Covenants (dollars in thousands)

Our principal debt obligations as of December 31, 2023 consisted of $205,000 of borrowings outstanding under our prior revolving credit facility, an outstanding principal balance of $2,212,000 of public issuances of senior notes and mortgage notes with an outstanding principal balance of $177,320. Also, the three properties owned by two joint ventures in which we owned 51% and 50% interests secured two additional mortgage notes as of December 31, 2023. Our publicly issued senior notes are governed by indentures and their supplements. Our credit agreement and our senior notes indentures and their supplements provide for acceleration of payment of all amounts outstanding upon the occurrence and continuation of certain events of default, such as, in the case of our credit agreement, a change of control of us, which includes RMR ceasing to act as our business and property manager. Our credit agreement and our senior notes indentures and their supplements also contain a number of covenants, including those that restrict our ability to incur debts, including debts secured by mortgages on our properties, in excess of calculated amounts, require us to comply with certain financial covenants and, in the case of our credit agreement, restrict our ability to increase our distribution rate above the current level of $0.01 per common share per quarter. At December 31, 2023, we believe we were in compliance with the terms and conditions of our respective covenants under our credit agreement and our senior notes indentures and their supplements. Our mortgage notes are non-recourse, subject to certain limited exceptions, and do not contain any material financial covenants.

Neither our credit agreement nor our senior notes indentures and their supplements contain provisions for acceleration which could be triggered by our credit ratings. However, under our prior revolving credit facility, our highest senior credit rating was used to determine the fees and interest rates we paid. Accordingly, if that credit rating was downgraded, our interest expense and related costs under our prior revolving credit facility would increase. As a result of ratings downgrades in March 2023 by Moody's Investor Service, or Moody's, and S&P Global Ratings, or S&P, the interest rate premium under our prior revolving credit facility increased 35 basis points effective April 1, 2023. On February 13, 2024, S&P assigned a rating of B- to our 2029 Notes. As of February 14, 2024, our senior unsecured debt ratings were Caa1 and CCC from Moody's and S&P, respectively.

Our credit agreement and our senior notes indentures and their supplements contain cross default provisions to any other debts of more than $25,000 (or more than $50,000 in certain circumstances).

Related Person Transactions

We have relationships and historical and continuing transactions with RMR, RMR Inc. and others related to them. For more information about these and other such relationships and related person transactions, see Notes 6 and 7 to the Notes to Consolidated Financial Statements included in Part IV, Item 15 of this Annual Report on Form 10-K, which are incorporated herein by reference, and our other filings with the SEC, including our definitive Proxy Statement for our 2024 Annual Meeting of Shareholders, or our definitive Proxy Statement, to be filed with the SEC within 120 days after the fiscal year ended December 31, 2023. For more information about the risks that may arise as a result of these and other related person transactions and relationships, see elsewhere in this Annual Report on Form 10-K, including "Warning Concerning Forward-Looking Statements," Part I, Item 1, "Business" and Part I, Item 1A, "Risk Factors." We may engage in additional transactions with related persons, including businesses to which RMR or its subsidiaries provide management services.

Critical Accounting Estimates

Our critical accounting policies are those that will have the most impact on the reporting of our financial condition and results of operations and those requiring significant judgments and estimates. We believe that our judgments and estimates have been and will be consistently applied and produce financial information that fairly presents our results of operations. Our most critical accounting policies involve our investments in real property. These policies affect our:

- allocation of purchase prices between various asset categories, including allocations to above and below market leases and the related impact on the recognition of rental income and depreciation and amortization expenses; and

- assessment of the carrying values and impairments of long lived assets.

We allocate the acquisition cost of each property investment to various property components such as land, buildings and improvements and intangibles based on their fair values, and each component generally has a different useful life. For acquired real estate, we record land, buildings and improvements, and, if applicable, the value of in place leases, the fair market value of above or below market leases and tenant relationships at fair value. For transactions that qualify as business combinations, we allocate the excess, if any, of the consideration over the fair value of assets acquired to goodwill. We base purchase price allocations and the determination of useful lives on our estimates and, under some circumstances, studies from independent real estate appraisers to provide market information and evaluations, which may involve estimated cash flows that are based on a number of factors, including capitalization rates and discount rates, among others, that are relevant to our purchase price allocations and determinations of useful lives; however, our management is ultimately responsible for the purchase price allocations and determination of useful lives.

We compute depreciation expense using the straight line method over estimated useful lives of up to 40 years for buildings and improvements, and up to seven years for personal property. We do not depreciate the allocated cost of land. We amortize capitalized above market lease values as a reduction to rental income over the terms of the respective leases. We amortize capitalized below market lease values as an increase to rental income over the terms of the respective leases. We amortize the value of acquired in place leases exclusive of the value of above market and below market acquired leases to expense over the periods of the respective leases. If a lease is terminated prior to its stated expiration, all unamortized amounts relating to that lease are written off. Purchase price allocations require us to make certain assumptions and estimates. Incorrect assumptions and estimates may result in inaccurate depreciation and amortization charges over future periods.

We periodically evaluate our properties for impairment. Impairment indicators may include declining tenant occupancy, our concerns about a tenant's financial condition (which may be endangered by a rent default or other information which comes to our attention) or our decision to dispose of an asset before the end of its estimated useful life and legislative, as well as market or industry changes that could permanently reduce the value of a property. If indicators of impairment are present, we evaluate the carrying value of the related property by comparing it to the expected future undiscounted cash flows to be generated from that property. If the sum of these expected future cash flows is less than the carrying value, we reduce the net carrying value of the property to its fair value. This analysis requires us to judge whether indicators of impairment exist and to estimate likely future cash flows. The future net undiscounted cash flows are subjective and are based in part on assumptions regarding hold periods, market rents and terminal capitalization rates. If we misjudge or estimate incorrectly or if future tenant operations, market or industry factors differ from our expectations we may record an impairment charge that is inappropriate or fail to record a charge when we should have done so, or the amount of any such charges may be inaccurate.

These accounting policies involve significant judgments made based upon our experience and the experience of our management and our Board of Trustees, including judgments about current valuations, ultimate realizable value, estimated useful lives, salvage or residual value, the ability and willingness of our tenants to perform their obligations to us, current and future economic conditions and competitive factors in the markets in which our properties are located. Competition, economic conditions, changing government priorities and other factors may cause occupancy declines in the future. In the future, we may need to revise our carrying value assessments to incorporate information which is not now known, and such revisions could increase or decrease our depreciation expense related to properties we own or decrease the carrying values of our assets.

Impact of Climate Change

Concerns about climate change have resulted in various treaties, laws and regulations that are intended to limit carbon emissions and address other environmental concerns. These and other laws may cause energy or other costs at our properties to increase. We do not expect the direct impact of these increases to be material to our results of operations, because the increased costs either would be the responsibility of our tenants directly or in the longer term, passed through and paid by tenants of our properties. Although we do not believe it is likely in the foreseeable future, laws enacted to mitigate climate change may make some of our properties obsolete or cause us to make material investments in our properties, which could materially and adversely affect our financial condition or the financial condition of our tenants and their ability to pay rent to us.

In an effort to reduce the effects of any increased energy costs in the future, we continuously study ways to improve the energy efficiency at all of our properties. Our manager, RMR, is a member of the ENERGY STAR program, a joint program of the U.S. Environmental Protection Agency and the U.S. Department of Energy that is focused on promoting energy efficiency at commercial properties through its "ENERGY STAR" program, and a member of the U.S. Green Building Council, a nonprofit organization focused on promoting energy efficiency at commercial properties through its LEED® green building program. RMR's annual Sustainability Report summarizes the environmental, social and governance initiatives employed by RMR and its clients, including us. RMR's Sustainability Report may be accessed on RMR Inc.'s website at www.rmrgroup.com/corporate-sustainability/default.aspx. The information on or accessible through RMR Inc.'s website is not incorporated by reference into this Annual Report on Form 10-K. For more information, see "Business — Corporate Sustainability" in Part I, Item 1 of this Annual Report on Form 10-K.

Some observers believe severe weather in different parts of the world over the last few years is evidence of global climate change. Severe weather may have an adverse effect on certain properties we own. Rising sea levels could cause flooding at some of our properties, which may have an adverse effect on individual properties we own. We mitigate these risks by procuring, or requiring our tenants to procure, insurance coverage we believe adequate to protect us from material damages and losses resulting from the consequences of losses caused by climate change. However, we cannot be sure that our mitigation efforts will be sufficient or that future storms, rising sea levels or other changes that may occur due to future climate change could not have a material adverse effect on our financial results.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk *(dollar amounts in thousands, except per share data)*

We are exposed to risks associated with market changes in interest rates. We manage our exposure to this market risk by monitoring available financing alternatives. Other than as described below, we do not currently foresee any significant changes in our exposure to fluctuations in interest rates or in how we manage this exposure in the near future.

Fixed Rate Debt

At December 31, 2023, our outstanding fixed rate debt consisted of the following:

Debt	Principal Balance[1]	Annual Interest Rate[1]	Annual Interest Expense	Maturity	Interest Payments Due
Senior unsecured notes[2]	$ 350,000	4.250%	$14,875	2024	Semi-annually
Senior unsecured notes	650,000	4.500%	29,250	2025	Semi-annually
Senior unsecured notes	300,000	2.650%	7,950	2026	Semi-annually
Senior unsecured notes	350,000	2.400%	8,400	2027	Semi-annually
Mortgage note (one property)	26,340	8.139%	2,144	2028	Monthly
Mortgage note (one property)	42,700	8.272%	3,532	2028	Monthly
Mortgage note (two properties)	54,300	7.671%	4,165	2028	Monthly
Senior unsecured notes	400,000	3.450%	13,800	2031	Semi-annually
Mortgage note (one property)	30,680	7.210%	2,212	2033	Monthly
Mortgage note (one property)	8,400	7.305%	614	2033	Monthly
Mortgage note (one property)	14,900	7.717%	1,150	2033	Monthly
Senior unsecured notes	162,000	6.375%	10,328	2050	Quarterly
Total	$2,389,320		$98,420		

(1) The principal balances and annual interest rates are the amounts stated in the applicable contracts. In accordance with GAAP, our carrying values and recorded interest expense may differ from these amounts because of market conditions at the time we issued or assumed these debts. For more information, see

Notes 9 and 10 to the Notes to Consolidated Financial Statements included in Part IV, Item 15 of this Annual Report on Form 10-K.

(2) In February 2024, we issued a notice of early redemption, at par plus accrued interest, for these senior unsecured notes in conjunction with the issuance of the 2029 Notes. For more information, see Note 9 to the Notes to Consolidated Financial Statements included in Part IV, Item 15 of this Annual Report on Form 10-K

Our senior notes require semi-annual or quarterly interest payments through maturity. Our mortgage notes require monthly payments of interest only or payments of principal and interest through maturity. Because these debts require interest to be paid at a fixed rate, changes in market interest rates during the term of these debts will not affect our interest obligations. If these debts were refinanced at interest rates which are one percentage point higher or lower than shown above, our annual interest cost would increase or decrease by approximately $23,893.

Changes in market interest rates also would affect the fair value of our fixed rate debt obligations; increases in market interest rates decrease the fair value of our fixed rate debt, while decreases in market interest rates increase the fair value of our fixed rate debt. In response to significant and prolonged increases in inflation, the U.S. Federal Reserve has raised interest rates multiple times since the beginning of 2022. Although the U.S. Federal Reserve has indicated that it may lower interest rates in 2024, we cannot be sure that it will do so, and interest rates may remain at the current high levels or continue to increase. Based on the balances outstanding at December 31, 2023, and discounted cash flow analyses through the respective maturity dates, and assuming no other changes in factors that may affect the fair value of our fixed rate debt obligations, a hypothetical immediate one percentage point increase in interest rates would change the fair value of those obligations by approximately $63,573.

Our fixed rate debt arrangements may allow us to make repayments earlier than the stated maturity date. In some cases, we are not allowed to make early repayment prior to a cutoff date and we are generally allowed to make prepayments only at a premium equal to a make whole amount, as defined, which is generally designed to preserve a stated yield to the note holder. These prepayment rights may afford us opportunities to mitigate the risk of refinancing our debts at maturity at a higher rate by refinancing prior to maturity.

In addition to the fixed rate debt presented in the table above, at December 31, 2023, we had noncontrolling ownership interests of 51% and 50% in two unconsolidated joint ventures that owned three properties that were secured by fixed rate debt consisting of the following mortgage notes:

Debt	Our JV Ownership Interest	Principal Balance[(1)(2)]	Annual Interest Rate[(1)]	Annual Interest Expense	Maturity	Interest Payments Due
Mortgage note	51%	$50,000	4.090%	$2,045	2029	Monthly
Mortgage note[(3)]	50%	32,000	3.690%	1,181	2027	Monthly
Total		$82,000		$3,226		

(1) The principal balances and annual interest rates are the amounts stated in the applicable contracts. In accordance with GAAP, the joint ventures' recorded interest expense may differ from these amounts because of market conditions at the time they incurred the debt.

(2) Reflects the entire balance of the debt secured by the properties and is not adjusted to reflect the interests in the joint ventures we did not own. None of the debt is recourse to us.

(3) In July 2023, the maturity date of this mortgage loan was extended by three years at the same interest rate.

Floating Rate Debt

As of December 31, 2023, our floating rate debt consisted of $205,000 outstanding under our prior revolving credit facility.

In January 2024, we entered into our credit agreement governing a new $325,000 secured revolving credit facility and a $100,000 secured term loan. Our credit agreement replaced our prior revolving credit facility, which had a maturity date of January 31, 2024. Borrowings under our credit agreement are in U.S. dollars and require interest to be paid at a rate of SOFR plus a margin of 350 basis points. Accordingly, we are vulnerable to changes in U.S. dollar based short term rates, specifically SOFR. Generally, a change in interest rates would not affect the value of our floating rate debt but would affect our operating results.

The following table presents the impact a one percentage point increase in interest rates would have on our annual floating rate interest expense as of December 31, 2023:

	Impact of an Increase in Interest Rates			
	Annual Interest Rate[(1)]	Outstanding Debt	Total Interest Expense Per Year	Annual Earnings Per Share Impact[(2)]
At December 31, 2023	8.9%	$205,000	$18,245	$0.38
One percentage point increase	9.9%	$205,000	$20,295	$0.42

(1) Reflects the interest rate that would have been payable on borrowings under our revolving credit facility and term loan, in accordance with our credit agreement assuming it were in place as of December 31, 2023, which was SOFR plus a margin of 350 basis points per annum.

(2) Based on the weighted average shares outstanding (diluted) for the year ended December 31, 2023.

The following table presents the impact a one percentage point increase in interest rates would have on our annual floating rate interest expense as of December 31, 2023, if we were fully drawn on our revolving credit facility and term loan:

	Impact of an Increase in Interest Rates			
	Annual Interest Rate[(1)]	Outstanding Debt[(2)]	Total Interest Expense Per Year	Annual Earnings Per Share Impact[(3)]
At December 31, 2023	8.9%	$425,000	$37,825	$0.78
One percentage point increase	9.9%	$425,000	$42,075	$0.87

(1) Reflects the interest rate that would have been payable on borrowings under our revolving credit facility and term loan, in accordance with our credit agreement assuming it were in place as of December 31, 2023, which was SOFR plus a margin of 350 basis points per annum.

(2) Represents the maximum amount available under our revolving credit facility and term loan.

(3) Based on the weighted average shares outstanding (diluted) for the year ended December 31, 2023.

The foregoing tables show the impact of an immediate increase in floating interest rates as of December 31, 2023. If interest rates were to increase gradually over time, the impact would be spread over time. Our exposure to fluctuations in floating interest rates will increase or decrease in the future with increases or decreases in the outstanding amount under our revolving credit facility, our term loan, or other floating rate debt, if any. Although we have no present plans to do so, we may in the future enter into hedge arrangements from time to time to mitigate our exposure to changes in interest rates.

Item 8. Financial Statements and Supplementary Data

The information required by this item is included in Item 15 of this Annual Report on Form 10-K.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

As of the end of the period covered by this Annual Report on Form 10-K, our management carried out an evaluation, under the supervision and with the participation of our Managing Trustees, our President and Chief Operating Officer and our Chief Financial Officer and Treasurer, of the effectiveness of our disclosure controls and procedures pursuant to Rules 13a-15 and 15d-15 under the Exchange Act. Based upon that evaluation, our Managing Trustees, our President and Chief Operating Officer and our Chief Financial Officer and Treasurer concluded that our disclosure controls and procedures are effective.

There have been no changes in our internal control over financial reporting during the quarter ended December 31, 2023 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Management Report on Assessment of Internal Control Over Financial Reporting

We are responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control system is designed to provide reasonable assurance to our management and Board of Trustees regarding the preparation and fair presentation of published financial statements. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2023. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) in *Internal Control — Integrated Framework*. Based on this assessment, we believe that, as of December 31, 2023, our internal control over financial reporting is effective.

Deloitte & Touche LLP, the independent registered public accounting firm that audited our 2023 Consolidated Financial Statements included in Part IV, Item 15 of this Annual Report on Form 10-K, has issued an attestation report on our internal control over financial reporting. Its report appears elsewhere herein.

Item 9B. Other Information

During the three months ended December 31, 2023, no director or officer of the Company adopted or terminated a "Rule 10b5-1 trading arrangement" or "non-Rule 10b5-1 trading arrangement," as each term is defined in Item 408(a) of Regulation S-K.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Item 10. Directors, Executive Officers and Corporate Governance

We have a Code of Conduct that applies to our officers and Trustees. Our Code of Conduct is posted on our website, www.opireit.com. A printed copy of our Code of Conduct is also available free of charge to any person who requests a copy by writing to our Secretary, Office Properties Income Trust, Two Newton Place, 255 Washington Street, Suite 300, Newton, MA 02458-1634. We intend to satisfy the requirements under Item 5.05 of Form 8-K regarding disclosure of any amendments to, or waivers from, our Code of Conduct that apply to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, on our website.

The remainder of the information required by Item 10 is incorporated by reference to our definitive Proxy Statement.

Item 11. Executive Compensation

The information required by Item 11 is incorporated by reference to our definitive Proxy Statement.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Equity Compensation Plan Information. We may grant common shares to our officers and other employees of RMR under our Amended and Restated 2009 Incentive Share Award Plan, or the 2009 Plan. In addition, each of our Trustees receives common shares as part of his or her annual compensation for serving as a Trustee and such shares are awarded under the 2009 Plan. The terms of awards made under the 2009 Plan are determined by the Compensation Committee of our Board of Trustees, at the time of the awards. The following table is as of December 31, 2023.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by securityholders – 2009 Plan	None.	None.	657,860[(1)]
Equity compensation plans not approved by securityholders	None.	None.	None.
Total	None.	None.	657,860[(1)]

_____

(1) Consists of common shares available for issuance pursuant to the terms of the 2009 Plan. Share awards that are repurchased or forfeited will be added to the common shares available for issuance under the 2009 Plan.

Payments by us to RMR employees are described in Notes 7 and 11 to the Notes to Consolidated Financial Statements included in Part IV, Item 15 of this Annual Report on Form 10-K. The remainder of the information required by Item 12 is incorporated by reference to our definitive Proxy Statement.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by Item 13 is incorporated by reference to our definitive Proxy Statement.

Item 14. Principal Accountant Fees and Services

The information required by Item 14 is incorporated by reference to our definitive Proxy Statement.

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a) *Index to Financial Statements and Financial Statement Schedules*

The following consolidated financial statements and financial statement schedule of Office Properties Income Trust are included on the pages indicated:

All other schedules for which provision is made in the applicable accounting regulations of the SEC are not required under the related instructions, or are inapplicable, and therefore have been omitted.

(b) *Exhibits*

Exhibits to our Annual Report on Form 10-K for the year ended December 31, 2023 have been included only with the version of that Annual Report on Form 10-K filed with the SEC.

A copy of our Annual Report on Form 10-K for the year ended December 31, 2023, including a list of exhibits, is available free of charge upon written request to Investor Relations, Office Properties Income Trust, Two Newton Place, 255 Washington Street, Suite 300, Newton, MA 02458-1634, telephone (617) 219-1440.

Item 16. Form 10-K Summary

None.

Report of Independent Registered Public Accounting Firm

To the Board of Trustees and Shareholders of Office Properties Income Trust

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Office Properties Income Trust (the "Company") as of December 31, 2023 and 2022, the related consolidated statements of comprehensive income (loss), shareholders' equity, and cash flows, for each of the three years in the period ended December 31, 2023, and the related notes and the schedule listed in the Index at Item 15(a) (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 15, 2024, expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Impairment of Real Estate Properties — Refer to Notes 2 and 4 to the financial statements

Critical Audit Matter Description

The Company's investments in real estate properties were $3.4 billion, net of accumulated depreciation of $650 million as of December 31, 2023. These real estate properties are evaluated for impairment periodically or when events or changes in circumstances indicate that the carrying amount of a real estate property may not be recoverable. Impairment indicators may include declining tenant or resident occupancy, weak or declining profitability from the property, decreasing tenant cash flows or liquidity, the Company's decision to dispose of a property before the end of its estimated useful life, and legislative, market or industry changes that could permanently reduce the value of a property. If indicators of impairment are identified for any real estate property, the Company evaluates the recoverability of that real estate property by comparing undiscounted future cash flows expected to be generated by the real estate property over the Company's expected remaining hold period to the respective carrying amount. The Company's undiscounted future cash flows analysis requires management to make significant estimates and assumptions related to expected remaining hold periods, market rents, and terminal capitalization rates.

We identified the impairment of real estate properties as a critical audit matter because of the significant estimates and assumptions management makes to evaluate the recoverability of real estate properties. This required a high degree of auditor judgment and an increased extent of effort when performing audit procedures to evaluate the reasonableness of the significant estimates and assumptions related to expected remaining hold periods, market rents, and terminal capitalization rates within management's undiscounted future cash flows analysis which are sensitive to future market or industry considerations.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the undiscounted cash flows analysis for each real estate property or group of properties with impairment indicators included the following among others:

- We tested the effectiveness of controls over management's evaluation of the recoverability of real estate properties, including the key assumptions utilized in estimating the undiscounted future cash flows.

- We evaluated the undiscounted cash flow analysis including estimates of expected remaining hold period, market rents, and terminal capitalization rates for each real estate property or group of properties with impairment indicators by (1) evaluating the source information and assumptions used by management and (2) comparing management's projections to external market sources and evidence obtained in other areas of our audit.

- We evaluated the reasonableness of management's undiscounted future cash flows analysis by developing an independent expectation of future undiscounted cash flows based on third party market data and compared that independent estimate to the carrying amount of the real estate property or group of properties with indicators of impairment. We compared our analysis of the recoverability of the real estate property or group of properties to the Company's analysis.

- We made inquiries of management about the current status of potential transactions and about management's judgments to understand the probability of future events that could affect the expected remaining hold period and other cash flow assumptions for the properties.

/s/ Deloitte & Touche LLP

Boston, Massachusetts
February 15, 2024

We have served as the Company's auditor since 2020.

Report of Independent Registered Public Accounting Firm

To the Board of Trustees and Shareholders of Office Properties Income Trust

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Office Properties Income Trust (the "Company") as of December 31, 2023, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2023, of the Company and our report dated February 15, 2024, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management Report on Assessment of Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and trustees of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte & Touche LLP

Boston, Massachusetts
February 15, 2024

OFFICE PROPERTIES INCOME TRUST

CONSOLIDATED BALANCE SHEETS

(dollars in thousands, except per share data)

	December 31,	
	2023	**2022**
ASSETS		
Real estate properties:		
Land	$ 786,310	$ 821,238
Buildings and improvements	3,279,369	3,114,836
Total real estate properties, gross	4,065,679	3,936,074
Accumulated depreciation	(650,179)	(561,458)
Total real estate properties, net	3,415,500	3,374,616
Assets of properties held for sale	37,310	2,516
Investments in unconsolidated joint ventures	18,128	35,129
Acquired real estate leases, net	263,498	369,333
Cash and cash equivalents	12,315	12,249
Restricted cash	14,399	—
Rents receivable	133,264	105,639
Deferred leasing costs, net	86,971	73,098
Other assets, net	8,284	7,397
Total assets	$ 3,989,669	$ 3,979,977
LIABILITIES AND SHAREHOLDERS' EQUITY		
Unsecured revolving credit facility	$ 205,000	$ 195,000
Senior unsecured notes, net	2,195,478	2,187,875
Mortgage notes payable, net	172,131	49,917
Liabilities of properties held for sale	2,525	73
Accounts payable and other liabilities	140,166	140,151
Due to related persons	7,025	6,469
Assumed real estate lease obligations, net	11,665	14,157
Total liabilities	2,733,990	2,593,642
Commitments and contingencies		
Shareholders' equity:		
Common shares of beneficial interest, $.01 par value: 200,000,000 shares authorized, 48,755,415 and 48,565,644 shares issued and outstanding, respectively	488	486
Additional paid in capital	2,621,493	2,619,532
Cumulative net income	100,174	169,606
Cumulative common distributions	(1,466,476)	(1,403,289)
Total shareholders' equity	1,255,679	1,386,335
Total liabilities and shareholders' equity	$ 3,989,669	$ 3,979,977

The accompanying notes are an integral part of these consolidated financial statements.

OFFICE PROPERTIES INCOME TRUST

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(amounts in thousands, except per share data)

	Year Ended December 31,		
	2023	**2022**	**2021**
Rental income	$ 533,553	$ 554,275	$ 576,482
Expenses:			
Real estate taxes	62,831	57,844	71,970
Utility expenses	26,778	27,005	25,251
Other operating expenses	109,883	110,366	105,825
Depreciation and amortization	209,254	222,564	241,494
Loss on impairment of real estate	11,299	21,820	62,420
Acquisition and transaction related costs	31,816	292	—
General and administrative	22,731	25,134	26,858
Total expenses	474,592	465,025	533,818
Gain on sale of real estate	3,780	11,001	78,354
Interest and other income	1,039	217	7
Interest expense (including net amortization of debt premiums, discounts and issuance costs of $9,209, $9,134 and $9,771, respectively)	(110,647)	(103,480)	(112,385)
Gain (loss) on early extinguishment of debt	—	682	(14,068)
Loss before income tax expense and equity in net losses of investees	(46,867)	(2,330)	(5,428)
Income tax expense	(351)	(270)	(251)
Equity in net losses of investees	(3,031)	(3,509)	(2,501)
Loss on impairment of equity method investment	(19,183)	—	—
Net loss	(69,432)	(6,109)	(8,180)
Weighted average common shares outstanding (basic and diluted)	48,389	48,278	48,195
Per common share amounts (basic and diluted):			
Net loss	$ (1.44)	$ (0.14)	$ (0.17)

The accompanying notes are an integral part of these consolidated financial statements.

OFFICE PROPERTIES INCOME TRUST

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(dollars in thousands)

	Number of Shares	Common Shares	Additional Paid In Capital	Cumulative Net Income	Cumulative Common Distributions	Total
Balance at December 31, 2020	48,318,366	$483	$2,615,305	$183,895	$(1,190,291)	$1,609,392
Common share grants	145,800	1	2,872	—	—	2,873
Common share forfeitures and repurchases . .	(38,501)	—	(1,008)	—	—	(1,008)
Net loss	—	—	—	(8,180)	—	(8,180)
Distributions to common shareholders	—	—	—	—	(106,368)	(106,368)
Balance at December 31, 2021	48,425,665	484	2,617,169	175,715	(1,296,659)	1,496,709
Common share grants	172,700	2	2,914	—	—	2,916
Common share forfeitures and repurchases . .	(32,721)	—	(551)	—	—	(551)
Net loss	—	—	—	(6,109)	—	(6,109)
Distributions to common shareholders	—	—	—	—	(106,630)	(106,630)
Balance at December 31, 2022	48,565,644	486	2,619,532	169,606	(1,403,289)	1,386,335
Common share grants	241,800	2	2,266	—	—	2,268
Common share forfeitures and repurchases . .	(52,029)	—	(305)	—	—	(305)
Net loss	—	—	—	(69,432)	—	(69,432)
Distributions to common shareholders	—	—	—	—	(63,187)	(63,187)
Balance at December 31, 2023	48,755,415	$488	$2,621,493	$100,174	$(1,466,476)	$1,255,679

The accompanying notes are an integral part of these consolidated financial statements.

OFFICE PROPERTIES INCOME TRUST

CONSOLIDATED STATEMENTS OF CASH FLOWS
(dollars in thousands)

	Year Ended December 31,		
	2023	**2022**	**2021**
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net loss	$ (69,432)	$ (6,109)	$ (8,180)
Adjustments to reconcile net loss to net cash provided by operating activities:			
Depreciation	107,460	96,966	92,266
Net amortization of debt premiums, discounts and issuance costs	9,209	9,134	9,771
Amortization of acquired real estate leases and assumed real estate lease obligations, net	92,805	119,703	144,826
Amortization of deferred leasing costs	10,063	7,994	7,878
Gain on sale of real estate	(3,780)	(11,001)	(78,354)
Loss on impairment of real estate	11,299	21,820	62,420
(Gain) loss on early extinguishment of debt	—	(682)	9,694
Straight line rental income	(26,194)	(10,830)	(15,368)
Other non-cash expenses, net	1,168	1,818	1,782
Equity in net losses of investees	3,031	3,509	2,501
Loss on impairment of equity method investment	19,183	—	—
Change in assets and liabilities:			
Rents receivable	(2,376)	10,961	2,663
Deferred leasing costs	(23,510)	(31,621)	(19,769)
Other assets	(1,495)	484	1,538
Accounts payable and other liabilities	13,739	(19,214)	7,151
Due to related persons	556	(318)	673
Net cash provided by operating activities	141,726	192,614	221,492
CASH FLOWS FROM INVESTING ACTIVITIES:			
Real estate acquisitions	(2,785)	—	(563,447)
Real estate improvements	(229,004)	(204,104)	(100,141)
Distributions in excess of earnings from unconsolidated joint ventures	—	51	612
Distributions in excess of earnings from Affiliates Insurance Company	—	—	11
Proceeds from sale of properties, net	42,181	203,280	219,980
Contributions to unconsolidated joint ventures	(5,213)	(3,851)	—
Net cash used in investing activities	(194,821)	(4,624)	(442,985)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Repayment of mortgage notes payable	(50,000)	(47,617)	(72,541)
Proceeds from issuance of mortgage notes payable	177,320	—	—
Repayment of senior unsecured notes	—	(300,000)	(610,000)
Proceeds from issuance of senior unsecured notes, net	—	—	1,041,809
Borrowings on unsecured revolving credit facility	240,000	385,000	755,000
Repayments on unsecured revolving credit facility	(230,000)	(190,000)	(755,000)
Payment of debt issuance costs	(6,279)	(469)	(2,744)
Repurchase of common shares	(294)	(540)	(1,003)
Distributions to common shareholders	(63,187)	(106,630)	(106,368)
Net cash provided by (used in) financing activities	67,560	(260,256)	249,153
Increase (decrease) in cash, cash equivalents and restricted cash	14,465	(72,266)	27,660
Cash, cash equivalents and restricted cash at beginning of period	12,249	84,515	56,855
Cash, cash equivalents and restricted cash at end of period	$ 26,714	$ 12,249	$ 84,515
SUPPLEMENTAL CASH FLOW INFORMATION:			
Interest paid	$ 107,645	$ 104,174	$ 103,200
Income taxes paid	$ 478	$ 352	$ 299
NON-CASH INVESTING ACTIVITIES:			
Real estate improvements accrued, not paid	$ 32,231	$ 42,772	$ 18,492
Real estate acquisition	$ —	$ —	$ (13,031)
Capitalized interest	$ 7,634	$ 4,578	$ 795

The accompanying notes are an integral part of these consolidated financial statements.

OFFICE PROPERTIES INCOME TRUST

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)
(dollars in thousands)

SUPPLEMENTAL DISCLOSURE OF CASH, CASH EQUIVALENTS AND RESTRICTED CASH:

The following table provides a reconciliation of cash, cash equivalents and restricted cash reported within the consolidated balance sheets to the amounts shown in the consolidated statements of cash flows:

	As of December 31,		
	2023	2022	2021
Cash and cash equivalents	$12,315	$12,249	$83,026
Restricted cash	14,399	—	1,489
Total cash, cash equivalents and restricted cash shown in the consolidated statements of cash flows	$26,714	$12,249	$84,515

The accompanying notes are an integral part of these consolidated financial statements.

OFFICE PROPERTIES INCOME TRUST

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share amounts)

Note 1. Organization

Office Properties Income Trust, or OPI, we, us or our, is a real estate investment trust, or REIT, formed in 2009 under Maryland law.

As of December 31, 2023, our wholly owned properties were comprised of 152 properties containing approximately 20,541,000 rentable square feet and we had noncontrolling ownership interests of 51% and 50% in two unconsolidated joint ventures that owned three properties totaling approximately 468,000 rentable square feet.

Note 2. Summary of Significant Accounting Policies

Basis of Presentation. These consolidated financial statements include the accounts of us and our subsidiaries, all of which are wholly owned directly or indirectly by us. All intercompany transactions and balances with or among our consolidated subsidiaries have been eliminated.

Real Estate Properties. We record our properties at cost and provide depreciation on real estate investments on a straight line basis over estimated useful lives generally ranging from 7 to 40 years. In some circumstances, we engage independent real estate appraisal firms to provide market information and evaluations which are relevant to our purchase price allocations and determinations of useful lives; however, we are ultimately responsible for the purchase price allocations and determinations of useful lives.

We allocate the purchase prices of our properties to land, buildings and improvements based on determinations of the relative fair values of these assets assuming the properties are vacant. We determine the fair value of each property using methods similar to those used by independent appraisers, which may involve estimated cash flows that are based on a number of factors, including capitalization rates and discount rates, among others. We allocate a portion of the purchase price of our properties to above market and below market leases based on the present value (using an interest rate which reflects the risks associated with acquired in place leases at the time each property was acquired by us) of the difference, if any, between (i) the contractual amounts to be paid pursuant to the acquired in place leases and (ii) our estimates of fair market lease rates for the corresponding leases, measured over a period equal to the terms of the respective leases. We allocate a portion of the purchase price to acquired in place leases and tenant relationships based upon market estimates to lease up the property based on the leases in place at the time of purchase. We allocate this aggregate value between acquired in place lease values and tenant relationships based on our evaluation of the specific characteristics of each tenant's lease. However, we have not separated the value of tenant relationships from the value of acquired in place leases because such value and related amortization expense is immaterial to the accompanying consolidated financial statements. In making these allocations, we consider factors such as estimated carrying costs during the expected lease up periods, including real estate taxes, insurance and other operating income and expenses and costs, such as leasing commissions, legal and other related expenses, to execute similar leases in current market conditions at the time a property was acquired by us. If the value of tenant relationships becomes material in the future, we may separately allocate those amounts and amortize the allocated amounts over the estimated life of the relationships. For transactions that qualify as business combinations, we allocate the excess, if any, of the consideration over the fair value of the assets acquired to goodwill.

We amortize capitalized above market lease values (included in acquired real estate leases, net in our consolidated balance sheets) and below market lease values (presented as assumed real estate lease obligations, net in our consolidated balance sheets) as a reduction or increase, respectively, to rental income over the terms of the associated leases. Such amortization resulted in a net increase to rental income of $252 during the year ended December 31, 2023 and net decreases to rental income of $975 and $2,288 during the years ended December 31, 2022 and 2021, respectively. We amortize the value of acquired in place leases (included in acquired real estate leases, net in our consolidated balance sheets), exclusive of the value of above market and below market acquired in place leases, over the terms of the associated leases. Such amortization,

(dollars in thousands, except per share amounts)

which is included in depreciation and amortization expense, amounted to $93,057, $118,728 and $142,538 during the years ended December 31, 2023, 2022 and 2021, respectively. If a lease is terminated prior to its stated expiration, we write off the unamortized amounts relating to that lease.

As of December 31, 2023 and 2022, our acquired real estate leases and assumed real estate lease obligations, excluding properties classified as held for sale, were as follows:

	December 31,	
	2023	2022
Acquired real estate leases:		
Capitalized above market lease values	$ 14,758	$ 15,792
Less: accumulated amortization	(10,876)	(9,672)
Capitalized above market lease values, net	3,882	6,120
Lease origination value	572,766	728,773
Less: accumulated amortization	(313,150)	(365,560)
Lease origination value, net	259,616	363,213
Acquired real estate leases, net	$ 263,498	$ 369,333
Assumed real estate lease obligations:		
Capitalized below market lease values	$ 25,678	$ 27,033
Less: accumulated amortization	(14,013)	(12,876)
Assumed real estate lease obligations, net	$ 11,665	$ 14,157

As of December 31, 2023, the weighted average amortization periods for capitalized above market leases, lease origination value and capitalized below market lease values were 3.4 years, 6.5 years and 11.0 years, respectively. Future amortization of net intangible lease assets and liabilities, to be recognized over the current terms of the associated leases as of December 31, 2023 are estimated to be $67,692 in 2024, $48,838 in 2025, $35,068 in 2026, $26,833 in 2027, $14,123 in 2028 and $59,279 thereafter.

We regularly evaluate whether events or changes in circumstances have occurred that could indicate an impairment in the value of long lived assets. Impairment indicators may include declining tenant occupancy, lack of progress releasing vacant space, tenant bankruptcies, low long term prospects for improvement in property performance, weak or declining tenant profitability, cash flow or liquidity, our decision to dispose of an asset before the end of its estimated useful life and legislative, market or industry changes that could permanently reduce the value of a property. If there is an indication that the carrying value of an asset is not recoverable, we estimate the projected undiscounted cash flows to determine if an impairment loss should be recognized. The future net undiscounted cash flows are subjective and are based in part on assumptions regarding hold periods, market rents and terminal capitalization rates. We determine the amount of any impairment loss by comparing the historical carrying value to estimated fair value. We estimate fair value through an evaluation of recent financial performance and projected discounted cash flows using standard industry valuation techniques. In addition to consideration of impairment upon the events or changes in circumstances described above, we regularly evaluate the remaining useful lives of our long lived assets. If we change our estimate of the remaining useful lives, we allocate the carrying value of the affected assets over their revised remaining useful lives.

Cash and Cash Equivalents. We consider highly liquid investments with original maturities of three months or less at the date of purchase to be cash equivalents.

Restricted Cash. Restricted cash consists of amounts escrowed for future real estate taxes, insurance, leasing costs, capital expenditures and debt service, as required by certain of our mortgage debts.

(dollars in thousands, except per share amounts)

Deferred Leasing Costs. Deferred leasing costs include brokerage costs and inducements associated with our entering leases. We amortize deferred leasing costs, which are included in depreciation and amortization expense, and inducements, which are included as a reduction to rental income, on a straight line basis over the terms of the respective leases. Legal costs associated with the execution of our leases are expensed as incurred and included in general and administrative expenses in our consolidated statements of comprehensive income (loss). We recorded amortization of deferred leasing costs of $8,737, $6,869 and $6,691, and reductions to rental income related to the amortization of inducements of $1,326, $1,124 and $1,187 for the years ended December 31, 2023, 2022 and 2021, respectively. Deferred leasing costs, excluding properties classified as held for sale, totaled $113,433 and $94,680 at December 31, 2023 and 2022, respectively, and accumulated amortization of deferred leasing costs totaled $26,462 and $21,582 at December 31, 2023 and 2022, respectively. Future amortization of deferred leasing costs to be recognized during the current terms of our existing leases as of December 31, 2023 are estimated to be $11,807 in 2024, $10,549 in 2025, $9,912 in 2026, $8,919 in 2027, $8,116 in 2028 and $37,668 thereafter.

Debt Issuance Costs. Costs related to the issuance or assumption of debt are capitalized and amortized to interest expense over the terms of the respective loans. Debt issuance costs, net of accumulated amortization, for our prior $750,000 unsecured revolving credit facility, or our prior revolving credit facility, are included in other assets in our consolidated balance sheets. As of December 31, 2023 and 2022, debt issuance costs for our prior revolving credit facility were $5,328 and $4,593, respectively, and accumulated amortization of debt issuance costs for our prior revolving credit facility were $5,240 and $4,072, respectively. Debt issuance costs, net of accumulated amortization, for our senior unsecured notes and mortgage notes payable are presented as a direct deduction from the associated debt liability in our consolidated balance sheets. As of December 31, 2023 and 2022, debt issuance costs, net of accumulated amortization, for our senior unsecured notes and mortgage notes payable totaled $16,623 and $13,589, respectively. Future amortization of debt issuance costs to be recognized with respect to our prior revolving credit facility, senior unsecured notes and mortgage notes payable as of December 31, 2023 are estimated to be $3,147 in 2024, $2,573 in 2025, $2,239 in 2026, $1,499 in 2027, $1,231 in 2028 and $6,022 thereafter.

Equity Method Investments. As of December 31, 2023, we had noncontrolling ownership interests of 51% and 50% in two unconsolidated joint ventures that owned three properties. The properties owned by these joint ventures are encumbered by an aggregate of $82,000 of mortgage indebtedness. We did not control the activities that are most significant to these joint ventures and, as a result, we accounted for our investments in these joint ventures under the equity method of accounting. See Note 4 for more information regarding our unconsolidated joint ventures.

We periodically evaluate our equity method investments for possible indicators of other than temporary impairment whenever events or changes in circumstances indicate the carrying amount of the investment might not be recoverable. These indicators may include the length of time and the extent to which the market value of our investment is below our carrying value, the financial condition of our investees, our intent and ability to be a long term holder of the investment and other considerations. If the decline in fair value is judged to be other than temporary, we record an impairment charge to adjust the basis of the investment to its estimated fair value.

Revenue Recognition. We are a lessor of commercial office properties. Our leases provide our tenants with the contractual right to use and economically benefit from all of the physical space specified in the leases; therefore, we have determined to evaluate our leases as lease arrangements.

Our leases provide for base rent payments and in addition may include variable payments. Rental income from operating leases, including any payments derived by index or market-based indices, is recognized on a straight line basis over the lease term when we have determined that the collectability of substantially all of the lease payments is probable. Some of our leases have options to extend or terminate the lease exercisable at the option of our tenants, which are considered when determining the lease term. Allowances for bad debts are recognized as a direct reduction of rental income.

(dollars in thousands, except per share amounts)

Certain of our leases contain non-lease components, such as property level operating expenses and capital expenditures reimbursed by our tenants as well as other required lease payments. We have made the policy election to not separate the lease and non-lease components because (i) the lease components are operating leases and (ii) the timing and pattern of recognition of the non-lease components are the same as those of the lease components. We apply Accounting Standards Codification 842, *Leases*, to the combined component. Income derived by our leases is recorded in rental income in our consolidated statements of comprehensive income (loss).

Certain tenants are obligated to pay directly their obligations under their leases for insurance, real estate taxes and certain other expenses. These obligations, which have been assumed by the tenants under the terms of their respective leases, are not reflected in our consolidated financial statements. To the extent any tenant responsible for any such obligations under the applicable lease defaults on such lease or if it is deemed probable that the tenant will fail to pay for such obligations, we would record a liability for such obligations. See Note 5 for more information regarding our leases.

Income Taxes. We have elected to be taxed as a REIT under the United States Internal Revenue Code of 1986, as amended, and, accordingly, we generally will not be subject to federal income taxes provided we distribute our taxable income and meet certain other requirements to qualify for taxation as a REIT. We are, however, subject to certain state and local taxes.

Per Common Share Amounts. We calculate basic earnings per common share using the two class method. We calculate diluted earnings per share using the more dilutive of the two class method or the treasury stock method. Unvested share awards and other potentially dilutive common shares, together with the related impact on earnings, are considered when calculating diluted earnings per share.

Use of Estimates. Preparation of these financial statements in conformity with GAAP requires us to make estimates and assumptions that may affect the amounts reported in these consolidated financial statements and related notes. The actual results could differ from these estimates. Significant estimates in the consolidated financial statements include purchase price allocations, useful lives of fixed assets and assessment of impairment of real estate and the related intangibles.

Segment Reporting. We operate in one business segment: direct ownership of real estate properties.

New Accounting Pronouncements. On November 27, 2023, the Financial Accounting Standards Board issued Accounting Standards Update No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, or ASU No. 2023-07, which requires public entities to: (i) provide disclosures of significant segment expenses and other segment items if they are regularly provided to the Chief Operating Decision Maker, or the CODM, and included in each reported measure of segment profit or loss; (ii) provide all annual disclosures about a reportable segment's profit or loss and assets currently required by Accounting Standards Codification 280, Segment Reporting, or ASC 280, in interim periods; and (iii) disclose the CODM's title and position, as well as an explanation of how the CODM uses the reported measures and other disclosures. Public entities with a single reportable segment must apply all the disclosure requirements of ASU No. 2023-07, as well as all the existing segment disclosures under ASC 280. The amendments in ASU No. 2023-07 are incremental to the requirements in ASC 280 and do not change how a public entity identifies its operating segments, aggregates those operating segments, or applies the quantitative thresholds to determine its reportable segments. ASU No. 2023-07 should be applied retrospectively to all prior periods presented in the financial statements and is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. We are currently evaluating the impact ASU No. 2023-07 will have on our consolidated financial statements and disclosures.

Note 3. Per Common Share Amounts

The calculation of basic and diluted earnings per share is as follows (amounts in thousands, except per share amounts):

	Year Ended December 31,		
	2023	**2022**	**2021**
Numerators:			
Net loss	$(69,432)	$(6,109)	$(8,180)
Income attributable to unvested participating securities	(305)	(427)	—
Net loss used in calculating earnings per share	$(69,737)	$(6,536)	$(8,180)
Denominators:			
Weighted average common shares outstanding – basic and diluted[1]	48,389	48,278	48,195
Net loss per common share – basic and diluted	$ (1.44)	$ (0.14)	$ (0.17)

_____

(1) For the years ended December 31, 2023, 2022 and 2021, there were no dilutive common shares. For the year ended December 31, 2021, 34 unvested common shares were not included in the calculation of diluted earnings per share because to do so would have been antidilutive.

Note 4. Real Estate Properties

As of December 31, 2023, our wholly owned properties were comprised of 152 properties containing approximately 20,541,000 rentable square feet, with an undepreciated carrying value of $4,095,010, including $29,331 classified as held for sale. We also had noncontrolling ownership interests of 51% and 50% in two unconsolidated joint ventures that owned three properties containing approximately 468,000 rentable square feet. We generally lease space at our properties on a gross lease, modified gross lease or net lease basis pursuant to fixed term contracts expiring between 2024 and 2053. Some of our leases generally require us to pay all or some property operating expenses and to provide all or most property management services. During the year ended December 31, 2023, we entered into 75 leases for approximately 1,698,000 rentable square feet for a weighted (by rentable square feet) average lease term of 8.5 years and we made commitments of $82,202 for leasing related costs. As of December 31, 2023, we had estimated unspent leasing related obligations of $109,309.

Acquisition Activities

2023 Acquisition Activities

In December 2023, we acquired a vacant land parcel adjacent to a property we own in Irving, TX for $2,750, excluding acquisition related costs.

2022 Acquisition Activities

We did not acquire any properties during the year ended December 31, 2022.

2021 Acquisition Activities

During the year ended December 31, 2021, we acquired three properties containing approximately 926,000 rentable square feet for an aggregate purchase price of $576,478, including net purchase price adjustments of $1,761 and acquisition related costs of $1,264. These acquisitions were accounted for as

(dollars in thousands, except per share amounts)

asset acquisitions. We allocated the purchase prices of these acquisitions based on the relative estimated fair values of the acquired assets and assumed liabilities as follows:

Acquisition Date	Location	Number of Properties	Rentable Square Feet	Purchase Price	Land	Buildings and Improvements	Acquired Real Estate Leases	Assumed Real Estate Lease Obligations
June 2021 . . .	Chicago, IL(1)	1	531,000	$368,331	$42,935	$258,348	$ 76,136	$(9,088)
June 2021 . . .	Atlanta, GA	1	346,000	180,602	13,040	135,459	32,103	—
August 2021 . .	Boston, MA	1	49,000	27,545	16,103	10,217	1,225	—
		3	926,000	$576,478	$72,078	$404,024	$109,464	$(9,088)

(1) Purchase price includes an adjustment of $13,031 to record an estimated real estate tax liability as of the acquisition date.

Disposition Activities

The sales completed during the years ended December 31, 2023, 2022 and 2021, as presented in the tables below, do not represent significant dispositions individually or in the aggregate, nor do they represent a strategic shift in our business. As a result, the results of operations of these properties are included in continuing operations through the date of sale in our consolidated statements of comprehensive income (loss).

2023 Disposition Activities

During the year ended December 31, 2023, we sold eight properties containing approximately 553,000 rentable square feet for an aggregate sales price of $44,874, excluding closing costs.

Date of Sale	Number of Properties	Location	Rentable Square Feet	Gross Sales Price(1)	Gain (Loss) on Sale of Real Estate
January 2023	3	Richmond, VA(2)	89,000	$ 5,350	$ 2,548
April 2023	1	Phoenix, AZ	107,000	4,900	511
June 2023	1	Vernon Hills, IL	100,000	2,825	(2,816)
September 2023	1	Windsor Mill, MD	80,000	10,500	244
October 2023	1	Santa Clara, CA	66,000	16,049	705
November 2023	1	Chelmsford, MA	111,000	5,250	2,588
	8		553,000	$44,874	$ 3,780

(1) Gross sales price is the gross contract price, excluding closing costs.

(2) Properties were classified as held for sale as of December 31, 2022.

As of December 31, 2023, we had one property located in Chicago, IL containing approximately 248,000 rentable square feet classified as held for sale in our consolidated balance sheets. We recorded an $11,299 loss on impairment of real estate to reduce the carrying value of this property to its estimated fair value less costs to sell as of December 31, 2023. As of February 14, 2024, we have entered into an agreement to sell this property for a sales price of $39,000, excluding closing costs. This pending sale is subject to conditions; accordingly, we cannot be sure that we will complete this sale or that this sale will not be delayed or the terms will not change.

(dollars in thousands, except per share amounts)

2022 Disposition Activities

During the year ended December 31, 2022, we sold 18 properties containing approximately 2,326,000 rentable square feet for an aggregate sales price of $211,020, excluding closing costs.

Date of Sale	Number of Properties	Location	Rentable Square Feet	Gross Sales Price[(1)]	Gain (Loss) on Sale of Real Estate	Loss on Impairment of Real Estate
January 2022	1	Rockville, MD[(2)]	129,000	$ 6,750	$ (72)	$ —
February 2022	2	Chesapeake, VA[(2)]	172,000	18,945	2,296	—
March 2022	1	Milwaukee, WI[(2)]	29,000	3,775	(75)	—
May 2022	1	Holtsville, NY	264,000	28,500	1,900	—
June 2022	1	Fairfax, VA	184,000	19,750	(13,537)	—
July 2022	1	Houston, TX	206,000	9,800	(135)	15,278
August 2022	3	Birmingham, AL	448,000	16,050	(265)	3,709
August 2022	1	Erlanger, KY	86,000	2,600	135	2,184
September 2022	2	Chesapeake, VA	214,000	24,000	62	649
September 2022	2	Everett, WA	112,000	31,500	11,959	—
September 2022	1	Salem, OR	233,000	34,250	5,369	—
November 2022	1	Kapolei, HI[(3)]	109,000	4,000	2,504	—
November 2022	1	Englewood, CO	140,000	11,100	860	—
	18		2,326,000	$211,020	$ 11,001	$21,820

(1) Gross sales price is the gross contract price, excluding closing costs.

(2) Properties were classified as held for sale as of December 31, 2021.

(3) Property is a leasable land parcel.

2021 Disposition Activities

During the year ended December 31, 2021, we sold six properties, a warehouse facility and two vacant land parcels containing approximately 2,565,000 rentable square feet for an aggregate sales price of $226,915, excluding closing costs.

Date of Sale	Number of Properties	Location	Rentable Square Feet	Gross Sales Price[(1)]	Gain (Loss) on Sale of Real Estate	Loss on Impairment of Real Estate
January 2021	—	Kansas City, MO[(2)(3)]	10,000	$ 845	$ (63)	$ —
January 2021	1	Richmond, VA[(2)]	311,000	130,000	54,181	—
April 2021	1	Huntsville, AL	1,371,000	39,000	—	5,383
July 2021	1	Fresno, CA	532,000	6,000	—	33,902
July 2021	1	Liverpool, NY	38,000	650	31	—
August 2021	1	Memphis, TN	205,000	15,270	287	—
September 2021	1	Stoneham, MA	98,000	6,650	(282)	5,911
October 2021	—	Sterling, VA[(4)]	—	28,500	24,200	—
	6		2,565,000	$226,915	$78,354	$45,196

(1) Gross sales price is the gross contract price, excluding closing costs.

(2) Properties were classified as held for sale as of December 31, 2020.

(dollars in thousands, except per share amounts)

(3) Consists of a warehouse facility.

(4) Consists of two vacant land parcels.

We also recorded a $10,658 loss on impairment of real estate to reduce the carrying value of three properties that were classified as held for sale to their estimated fair values less costs to sell as of September 30, 2021. Subsequently, we removed these properties from held for sale status due to a change of plan for sale and recorded an impairment adjustment of $425 to increase the carrying value of these properties to their estimated fair value as of December 31, 2021. In addition, we recorded a $6,991 loss on impairment of real estate to reduce the carrying value of two properties that were classified as held for sale as of December 31, 2021 and subsequently sold in 2022.

Unconsolidated Joint Ventures

As of December 31, 2023, we owned interests in two joint ventures that owned three properties. We accounted for these investments under the equity method of accounting. As of December 31, 2023 and 2022, our investments in unconsolidated joint ventures consisted of the following:

Joint Venture	OPI Ownership	OPI Carrying Value of Investments at December 31, 2023	2022	Number of Properties	Location	Rentable Square Feet
Prosperity Metro Plaza	51%	$18,128	$19,237	2	Fairfax, VA	346,000
1750 H Street, NW	50%	—	15,892	1	Washington, D.C.	122,000
Total		$18,128	$35,129	3		468,000

In October 2023, our joint venture partner in our 1750 H Street, NW joint venture failed to fund a $600 capital call and was in default of the joint venture agreement as of December 31, 2023. During our periodic evaluation of our equity method investments for impairment, we determined that the estimated fair value of our investment in our 1750 H Street, NW joint venture was lower than our carrying value and the decline was other than temporary based on current market conditions and the default of our joint venture partner. As a result, we recorded a loss on impairment of equity method investment of $19,183 during the year ended December 31, 2023 to fully write off its carrying value.

The following table provides a summary of the mortgage debt of our two unconsolidated joint ventures:

Joint Venture	Interest Rate[(1)]	Maturity Date	Principal Balance at December 31, 2023 and 2022[(2)]
Prosperity Metro Plaza	4.09%	12/1/2029	$50,000
1750 H Street, NW[(3)]	3.69%	8/1/2027	32,000
Weighted Average/Total	3.93%		$82,000

(1) Includes the effect of mark to market purchase accounting.

(2) Reflects the entire balance of the debt secured by the properties and is not adjusted to reflect the interests in the joint ventures we did not own. None of the debt is recourse to us.

(3) In July 2023, the maturity date of this mortgage loan was extended by three years at the same interest rate.

As of December 31, 2023, the unamortized basis difference of our Prosperity Metro Plaza joint venture of $701 was primarily attributable to the difference between the amount we paid to purchase our interest in this joint venture, including transaction costs, and the historical carrying value of the net assets of

(dollars in thousands, except per share amounts)

this joint venture. This difference is being amortized over the remaining useful life of the related property and the resulting amortization expense is included in equity in net losses of investees in our consolidated statements of comprehensive income (loss). As of December 31, 2023, there was no unamortized basis difference for our 1750 H Street, NW joint venture.

Note 5. Leases

Rental income from operating leases, including payments derived by index or market-based indices, is recognized on a straight line basis over the lease term when we have determined that the collectability of substantially all of the lease payments is probable. We increased rental income by $26,194, $10,830 and $15,368 to record revenue on a straight line basis during the years ended December 31, 2023, 2022 and 2021, respectively. Rents receivable, excluding properties classified as held for sale, include $112,440 and $86,305 of straight line rent receivables at December 31, 2023 and 2022, respectively.

We do not include in our measurement of our lease receivables certain variable payments, including payments determined by changes in the index or market-based indices after the inception of the lease, certain tenant reimbursements and other income until the specific events that trigger the variable payments have occurred. Such payments totaled $88,173, $83,103 and $85,107 for the years ended December 31, 2023, 2022 and 2021, respectively, of which tenant reimbursements totaled $82,885, $78,388 and $81,295, respectively.

The following operating lease maturity analysis presents the future contractual lease payments to be received by us through 2053 as of December 31, 2023:

Year	Amount
2024	$ 378,748
2025	339,500
2026	310,205
2027	281,109
2028	243,928
Thereafter	1,428,379
Total	$2,981,869

As of December 31, 2023, tenants representing approximately 1.8% of our total operating lease maturities had exercisable rights to terminate their leases before the stated terms of their leases expire. In 2024, 2025, 2026, 2027, 2028, 2029, 2030, 2031, 2032, 2034, 2035, 2036, 2037 and 2040, early termination rights become exercisable by other tenants who represented an additional approximately 1.4%, 2.5%, 2.4%, 2.0%, 6.1%, 2.0%, 2.6%, 1.0%, 0.8%, 1.4%, 4.4%, 0.6%, 0.6% and 2.3% of our total operating lease maturities, respectively. In certain circumstances, some leases provide the tenant with the right to terminate if the legislature or other funding authority does not appropriate the funding necessary for the tenant to meet its lease obligations; we have determined the fixed non-cancelable lease term of these leases to be the full term of the lease because we believe the occurrence of early terminations to be a remote contingency based on both our historical experience and our assessments of the likelihood of lease cancellation on a separate lease basis. As of December 31, 2023, eight of our tenants had the right to terminate their leases if the respective legislature or other funding authority does not appropriate the funding necessary for the tenant to meet its obligation. These eight tenants represented approximately 3.9% of our total operating lease maturities as of December 31, 2023.

Leases where we are the lessee. We had one lease where we were the lessee which expired on January 31, 2021. We subleased a portion of the space, which sublease also expired on January 31, 2021. Rent expense incurred under the lease, net of sublease revenue, was $79 for the year ended December 31, 2021.

(dollars in thousands, except per share amounts)

Note 6. Business and Property Management Agreements with RMR

We have no employees. The personnel and various services we require to operate our business are provided to us by The RMR Group LLC, or RMR. We have two agreements with RMR to provide management services to us: (1) a business management agreement, which relates to our business generally; and (2) a property management agreement, which relates to our property level operations.

Management Agreements with RMR. Our management agreements with RMR provide for an annual base management fee, an annual incentive management fee and property management and construction supervision fees, payable in cash, among other terms:

- *Base Management Fee.* The annual base management fee payable to RMR by us for each applicable period is equal to the lesser of:
  - the sum of (a) 0.5% of the average aggregate historical cost of the real estate assets acquired from a REIT to which RMR provided business management or property management services, or the Transferred Assets, plus (b) 0.7% of the average aggregate historical cost of our real estate investments excluding the Transferred Assets up to $250,000, plus (c) 0.5% of the average aggregate historical cost of our real estate investments excluding the Transferred Assets exceeding $250,000; and
  - the sum of (a) 0.7% of the average closing price per share of our common shares on the stock exchange on which such shares are principally traded during such period, multiplied by the average number of our common shares outstanding during such period, plus the daily weighted average of the aggregate liquidation preference of each class of our preferred shares outstanding during such period, plus the daily weighted average of the aggregate principal amount of our consolidated indebtedness during such period, or, together, our Average Market Capitalization, up to $250,000, plus (b) 0.5% of our Average Market Capitalization exceeding $250,000.

  The average aggregate historical cost of our real estate investments includes our consolidated assets invested, directly or indirectly, in equity interests in or loans secured by real estate and personal property owned in connection with such real estate (including acquisition related costs and costs which may be allocated to intangibles or are unallocated), all before reserves for depreciation, amortization, impairment charges or bad debts or other similar non-cash reserves.

- *Incentive Management Fee.* The incentive management fee which may be earned by RMR for an annual period is calculated as follows:
  - An amount, subject to a cap based on the value of our common shares outstanding, equal to 12% of the product of:
    - our equity market capitalization on the last trading day of the year immediately prior to the relevant three year measurement period, and
    - the amount (expressed as a percentage) by which the total return per share, as defined in the business management agreement and further described below, of our common shareholders (i.e., share price appreciation plus dividends) exceeds the total shareholder return of the applicable index, or the benchmark return per share, for the relevant measurement period. The MSCI U.S. REIT/Office REIT Index is the benchmark index for periods on and after August 1, 2021, and the SNL U.S. REIT Office Index is the benchmark index for periods prior to August 1, 2021.

For purposes of the total return per share of our common shareholders, share price appreciation for a measurement period is determined by subtracting (1) the closing price of our common shares on The Nasdaq Stock Market LLC, or Nasdaq, on the last trading day of the year immediately before the first year of the applicable measurement period, or the initial share price, from (2) the average closing price of our common

(dollars in thousands, except per share amounts)

shares on the 10 consecutive trading days having the highest average closing prices during the final 30 trading days in the last year of the measurement period.

- The calculation of the incentive management fee (including the determinations of our equity market capitalization, initial share price and the total return per share of our common shareholders) is subject to adjustments if we issue or repurchase our common shares, or if our common shares are forfeited, during the measurement period.
- No incentive management fee is payable by us unless our total return per share during the measurement period is positive.
- The measurement periods are three year periods ending with the year for which the incentive management fee is being calculated.
- If our total return per share exceeds 12% per year in any measurement period, the benchmark return per share is adjusted to be the lesser of the total shareholder return of the applicable index for such measurement period and 12% per year, or the adjusted benchmark return per share. In instances where the adjusted benchmark return per share applies, the incentive management fee will be reduced if our total return per share is between 200 basis points and 500 basis points below the applicable index in any year by a low return factor, as defined in the business management agreement, and there will be no incentive management fee paid if, in these instances, our total return per share is more than 500 basis points below the applicable index in any year, determined on a cumulative basis (i.e., between 200 basis points and 500 basis points per year multiplied by the number of years in the measurement period and below the applicable market index).
- The incentive management fee is subject to a cap. The cap is equal to the value of the number of our common shares which would, after issuance, represent 1.5% of the number of our common shares then outstanding multiplied by the average closing price of our common shares during the 10 consecutive trading days having the highest average closing prices during the final 30 trading days of the relevant measurement period.
- Incentive management fees we paid to RMR for any period may be subject to "clawback" if our financial statements for that period are restated due to material non-compliance with any financial reporting requirements under the securities laws as a result of the bad faith, fraud, willful misconduct or gross negligence of RMR and the amount of the incentive management fee we paid was greater than the amount we would have paid based on the restated financial statements.

Pursuant to our business management agreement with RMR, we recognized net business management fees of $14,751, $17,376 and $18,637 for the years ended December 31, 2023, 2022 and 2021, respectively. The net business management fees we recognized are included in general and administrative expenses in our consolidated statements of comprehensive income (loss) for these periods. The net business management fees we recognized for each of the years ended December 31, 2023, 2022 and 2021 reflect a reduction of $603, for the amortization of the liability we recorded in connection with our former investment in RMR Inc. We did not incur any incentive management fee pursuant to our business management agreement for the years ended December 31, 2023, 2022 or 2021.

- *Property Management and Construction Supervision Fees.* The property management fees payable to RMR by us for each applicable period are equal to 3.0% of gross collected rents and the construction supervision fees payable to RMR by us for each applicable period are equal to 5.0% of construction costs. Pursuant to our property management agreement with RMR, we recognized aggregate net property management and construction supervision fees of $23,280, $25,756 and $21,103 for each of the years ended December 31, 2023, 2022 and 2021, respectively. The net property management and construction supervision fees we recognized for the years ended December 31, 2023, 2022 and 2021 reflect a reduction of $484 for each of those years for the amortization of the liability we recorded in connection with our former investment in RMR Inc. For the years ended December 31, 2023, 2022

(dollars in thousands, except per share amounts)

and 2021, $14,890, $15,839 and $16,507, respectively, of the total net property management and construction supervision fees were expensed to other operating expenses in our consolidated statements of income (loss) and $8,390, $9,917 and $4,596, respectively, were capitalized as building improvements in our consolidated balance sheets. The amounts capitalized are being depreciated over the estimated useful lives of the related capital assets.

- *Expense Reimbursement.* We are generally responsible for all of our operating expenses, including certain expenses incurred or arranged by RMR on our behalf. We are generally not responsible for payment of RMR's employment, office or administrative expenses incurred to provide management services to us, except for the employment and related expenses of RMR's employees assigned to work exclusively or partly at our properties, our share of the wages, benefits and other related costs of RMR's centralized accounting personnel, our share of RMR's costs for providing our internal audit function and as otherwise agreed. Our property level operating expenses are generally incorporated into rents charged to our tenants, including certain payroll and related costs incurred by RMR. We reimbursed RMR $25,872, $24,371 and $24,766 for these expenses and costs for each of the years ended December 31, 2023, 2022 and 2021, respectively. We included these amounts in other operating expenses and general and administrative expense, as applicable, for these periods.
- *Term.* Our management agreements with RMR have terms that end on December 31, 2043, and automatically extend on December 31st of each year for an additional year, so that the terms of our management agreements thereafter end on the 20th anniversary of the date of the extension.
- *Termination Rights.* We have the right to terminate one or both of our management agreements with RMR: (i) at any time on 60 days' written notice for convenience, (ii) immediately on written notice for cause, as defined therein, (iii) on written notice given within 60 days after the end of an applicable calendar year for a performance reason, as defined therein, and (iv) by written notice during the 12 months following a change of control of RMR, as defined therein. RMR has the right to terminate the management agreements for good reason, as defined therein.
- *Termination Fee.* If we terminate one or both of our management agreements with RMR for convenience, or if RMR terminates one or both of our management agreements for good reason, we have agreed to pay RMR a termination fee in an amount equal to the sum of the present values of the monthly future fees, as defined therein, for the terminated management agreement(s) for the term that was remaining prior to such termination, which, depending on the time of termination, would be between 19 and 20 years. If we terminate one or both of our management agreements with RMR for a performance reason, we have agreed to pay RMR the termination fee calculated as described above, but assuming a 10-year term was remaining prior to the termination. We are not required to pay any termination fee if we terminate our management agreements with RMR for cause or as a result of a change of control of RMR.
- *Transition Services.* RMR has agreed to provide certain transition services to us for 120 days following an applicable termination by us or notice of termination by RMR, including cooperating with us and using commercially reasonable efforts to facilitate the orderly transfer of the management and real estate investment services provided under our business management agreement and to facilitate the orderly transfer of the management of the managed properties under our property management agreement, as applicable.
- *Vendors.* Pursuant to our management agreements with RMR, RMR may from time to time negotiate on our behalf with certain third party vendors and suppliers for the procurement of goods and services to us. As part of this arrangement, we may enter agreements with RMR and other companies to which RMR or its subsidiaries provide management services for the purpose of obtaining more favorable terms from such vendors and suppliers.
- *Investment Opportunities.* Under our business management agreement with RMR, we acknowledge that RMR may engage in other activities or businesses and act as the manager to any other person or

(dollars in thousands, except per share amounts)

entity (including other REITs) even though such person or entity has investment policies and objectives similar to ours and we are not entitled to preferential treatment in receiving information, recommendations and other services from RMR.

Management Agreements between our Joint Ventures and RMR. RMR provides management services to our two unconsolidated joint ventures. We are not obligated to pay management fees to RMR under our management agreements with RMR for the services it provides regarding the joint ventures. The joint ventures pay management fees directly to RMR.

Note 7. Related Person Transactions

We have relationships and historical and continuing transactions with RMR, RMR Inc. and others related to them, including other companies to which RMR or its subsidiaries provide management services and some of which have trustees, directors or officers who are also our Trustees or officers. RMR is a majority owned subsidiary of RMR Inc. The Chair of our Board of Trustees and one of our Managing Trustees, Adam D. Portnoy, is the sole trustee, an officer and the controlling shareholder of ABP Trust, which is the controlling shareholder of RMR Inc., the chair of the board of directors, a managing director, the president and chief executive officer of RMR Inc. and an officer and employee of RMR. Jennifer Clark, our other Managing Trustee, is a managing director and the executive vice president, general counsel and secretary of RMR Inc., an officer and employee of RMR and an officer of ABP Trust. Each of our officers is also an officer and employee of RMR. Some of our Independent Trustees also serve as independent trustees of other public companies to which RMR or its subsidiaries provide management services. Mr. Portnoy serves as chair of the boards and as a managing trustee of these public companies. Other officers of RMR, including Ms. Clark, serve as managing trustees or officers of certain of these companies.

Our Manager, RMR. We have two agreements with RMR to provide management services to us. RMR also provides management services to our unconsolidated joint ventures. See Note 6 for more information regarding our and our unconsolidated joint ventures' management agreements with RMR.

Leases with RMR. We lease office space to RMR in certain of our properties for RMR's property management offices. Pursuant to our lease agreements with RMR, we recognized rental income from RMR for leased office space of $851, $1,126 and $1,138 for the years ended December 31, 2023, 2022 and 2021, respectively. Our office space leases with RMR are terminable by RMR if our management agreements with RMR are terminated.

Share Awards to RMR Employees. As described further in Note 11, we award shares to our officers and other employees of RMR annually. Generally, one fifth of these awards vest on the grant date and one fifth vests on each of the next four anniversaries of the grant dates. In certain instances, we may accelerate the vesting of an award, such as in connection with the award holder's retirement as an officer of us or an officer or employee of RMR. These awards to RMR employees are in addition to the share awards to our Managing Trustees, as Trustee compensation, and the fees we paid to RMR. See Note 11 for more information regarding our share awards and activity as well as certain share purchases we made in connection with share award recipients satisfying tax withholding obligations on vesting share awards.

Sonesta. In June 2021, we entered into a 30-year lease agreement with a subsidiary of Sonesta International Hotels Corporation, or Sonesta, in connection with the redevelopment of an office property we own in Washington, D.C. as a mixed-use property. Sonesta's lease commenced in August 2023 and is for the full-service hotel component of the property that includes approximately 230,000 rentable square feet, which represents approximately 55% of the total square feet upon completion of the redevelopment. Sonesta has two options to extend the term for 10 years each. Pursuant to the lease agreement, Sonesta will pay us annual base rent of approximately $6,436 beginning 18 months after the lease commenced. The annual base rent will increase by 10% every five years throughout the term. Sonesta is also obligated to pay its pro rata share of the operating costs for the property. As of December 31, 2023, we have paid approximately $66,000 of tenant improvement costs for the build out of the hotel space pursuant to the lease agreement.

(dollars in thousands, except per share amounts)

Mr. Portnoy is a director and controlling shareholder of Sonesta and Ms. Clark is a director of Sonesta. Another officer and employee of RMR is a director and president and chief executive officer of Sonesta.

Terminated Merger Agreement with DHC. On April 11, 2023, we and Diversified Healthcare Trust, or DHC, entered into an Agreement and Plan of Merger, or the Merger Agreement, pursuant to which we and DHC had agreed that DHC would merge with and into us, with us as the surviving entity in the merger, subject to the terms and conditions of the Merger Agreement. On September 1, 2023, we and DHC mutually agreed to terminate the Merger Agreement and entered into a termination agreement, or the Termination Agreement. The mutual termination of the Merger Agreement was separately recommended by our and DHC's respective Special Committees of each Board of Trustees, and approved by our and DHC's respective Board of Trustees. Neither we nor DHC were required to pay any termination fee as a result of the mutual decision to terminate the Merger Agreement. We and DHC bore our and its respective costs and expenses related to the Merger Agreement and the transactions contemplated thereby in accordance with the terms of the Merger Agreement. We recorded $31,491 of expenses during the year ended December 31, 2023 related to the potential merger with DHC, which is included in acquisition and transaction related costs in our consolidated statement of comprehensive income (loss).

Contemporaneously with the execution of the Merger Agreement, on April 11, 2023, we and our manager, RMR, entered into a Third Amended and Restated Property Management Agreement, or the Amended Property Management Agreement. The effectiveness of the Amended Property Management Agreement was conditioned upon the consummation of the merger. Since the merger was not consummated, the Amended Property Management Agreement did not become effective and the Second Amended and Restated Property Management Agreement between us and RMR remains in effect.

Note 8. Concentration

Tenant and Credit Concentration

As of December 31, 2023, 2022 and 2021, the U.S. government and certain state and other government tenants combined were responsible for approximately 27.5%, 28.5% and 28.9%, respectively, of our annualized rental income. The U.S. government is our largest tenant by annualized rental income and represented approximately 19.5%, 19.7%, and 19.5% of our annualized rental income as of December 31, 2023, 2022 and 2021, respectively. We define annualized rental income as the annualized contractual base rents from our tenants pursuant to our lease agreements as of the measurement date, plus straight line rent adjustments and estimated recurring expense reimbursements to be paid to us, and excluding lease value amortization.

Geographic Concentration

As of December 31, 2023, our 152 wholly owned properties were located in 30 states and the District of Columbia. Properties located in California, Virginia, Illinois, District of Columbia and Texas were responsible for approximately 11.8%, 11.6%, 10.6%, 9.3%, and 8.8% of our annualized rental income as of December 31, 2023, respectively.

(dollars in thousands, except per share amounts)

Note 9. Indebtedness

As of December 31, 2023 and 2022, our outstanding indebtedness consisted of the following:

	December 31,	
	2023	2022
Revolving credit facility, due in 2024	$ 205,000	$ 195,000
Mortgage note payable, 3.700% interest rate, due in 2023[1]	—	50,000
Senior unsecured notes, 4.250% interest rate, due in 2024	350,000	350,000
Senior unsecured notes, 4.500% interest rate, due in 2025	650,000	650,000
Senior unsecured notes, 2.650% interest rate, due in 2026	300,000	300,000
Senior unsecured notes, 2.400% interest rate, due in 2027	350,000	350,000
Mortgage note payable, 8.272% interest rate, due in 2028	42,700	—
Mortgage note payable, 8.139% interest rate, due in 2028	26,340	—
Mortgage note payable, 7.671% interest rate, due in 2028	54,300	—
Senior unsecured notes, 3.450% interest rate, due in 2031	400,000	400,000
Mortgage note payable, 7.210% interest rate, due in 2033	30,680	—
Mortgage note payable, 7.305% interest rate, due in 2033	8,400	—
Mortgage note payable, 7.717% interest rate, due in 2033	14,900	—
Senior unsecured notes, 6.375% interest rate, due in 2050	162,000	162,000
	2,594,320	2,457,000
Unamortized debt premiums, discounts and issuance costs	(21,711)	(24,208)
	$2,572,609	$2,432,792

(1) This mortgage note was repaid at maturity in June 2023.

In January 2024, we entered into an amended and restated credit agreement, or our credit agreement, governing a new $325,000 secured revolving credit facility and a $100,000 secured term loan. Our credit agreement replaced our prior revolving credit facility, which had a maturity date of January 31, 2024. As collateral for all loans and other obligations under our credit agreement, certain of our subsidiaries pledged all of their respective equity interests in certain of our direct and indirect property owning subsidiaries, and our pledged subsidiaries provided first mortgage liens on 19 properties that had an undepreciated carrying value, including lease intangibles, other assets and other liabilities, of $941,937 as of December 31, 2023. We can borrow, repay, and reborrow funds available under our revolving credit facility until maturity, and no principal repayments on borrowings under our credit agreement are due until maturity. The maturity date of our credit agreement is January 29, 2027 and, subject to the payment of an extension fee and meeting certain other requirements, we can extend the stated maturity date of our revolving credit facility by one year. Our credit agreement contains a number of covenants, including covenants that require us to maintain certain financial ratios, restrict our ability to incur additional debt in excess of calculated amounts and, subject to limited exceptions, restrict our ability to increase our distribution rate above the current level of $0.01 per common share per quarter and enter into share repurchases. Availability of borrowings under our credit agreement is subject to ongoing minimum performance and market values of the 19 collateral properties, our satisfying certain financial covenants and other credit facility conditions.

Interest payable on borrowings under our credit agreement is at a rate of the secured overnight financing rate, or SOFR, plus a margin of 350 basis points. We are also required to pay an unused facility fee on the amount of total lending commitments, which was 35 basis points per annum at February 14, 2024.

(dollars in thousands, except per share amounts)

As of February 14, 2024, we had $132,000 outstanding under our revolving credit facility, $100,000 outstanding under our term loan and $193,000 available for borrowing under our revolving credit facility.

Prior Revolving Credit Facility

Under our prior revolving credit facility, we were required to pay interest at a rate of SOFR plus a premium, which was 145 basis points per annum at December 31, 2023, on the amount outstanding under our prior revolving credit facility, as well as a facility fee on the total amount of lending commitments, which was 30 basis points per annum at December 31, 2023. As of December 31, 2023 and 2022, the annual interest rate payable on borrowings under our prior revolving credit facility was 6.9% and 5.4%, respectively. The weighted average annual interest rate for borrowings under our prior revolving credit facility was 6.5%, 4.0% and 1.2% for the years ended December 31, 2023, 2022 and 2021, respectively. As of December 31, 2023, we had $205,000 outstanding under our prior revolving credit facility.

Our revolving credit facility is governed by a credit agreement with a syndicate of institutional lenders. Our credit agreement and senior notes indentures and their supplements provide for acceleration of payment of all amounts due thereunder upon the occurrence and continuation of certain events of default, such as, in the case of our credit agreement, a change of control of us, which includes RMR ceasing to act as our business and property manager. Our credit agreement and our senior notes indentures and their supplements also contain, and our prior revolving credit facility contained, covenants, including covenants that restrict our ability to incur debts, require us to comply with certain financial covenants and, in the case of our credit agreement, restrict our ability to increase our distribution rate above the current level of $0.01 per common share per quarter. We believe we were in compliance with the terms and conditions of the respective covenants under our credit agreement and our senior notes indentures and their supplements at December 31, 2023.

Mortgage Note Issuances

During the year ended December 31, 2023, we issued six fixed rate, interest-only mortgage notes as summarized in the following table:

Issuance Date	Secured By	Principal Balance(1)	Interest Rate	Maturity	Net Book Value of Collateral as of December 31, 2023
May 2023(2)	One property	$ 30,680	7.210%	7/1/2033	$ 36,807
June 2023	One property	26,340	8.139%	7/1/2028	52,342
June 2023	One property	42,700	8.272%	7/1/2028	42,834
June 2023	One property	8,400	7.305%	7/1/2033	19,035
August 2023	One property	14,900	7.717%	9/1/2033	23,908
September 2023	Two properties	54,300	7.671%	10/6/2028	64,828
Total / Weighted Average		$177,320	7.792%		$239,754

(1) Our mortgage notes are non-recourse, subject to certain limited exceptions and do not contain any material financial covenants.

(2) Requires interest-only payments through May 2028, at which time principal and interest payments are due monthly through the maturity date.

Mortgage Note Repayment

In June 2023, we repaid at maturity, a mortgage note secured by one property with an outstanding principal balance of $50,000, an annual interest rate of 3.70%.

(dollars in thousands, except per share amounts)

Senior Secured Notes Issuance

In February 2024, we issued $300,000 of 9.000% senior secured notes due 2029, or the 2029 Notes. The aggregate net proceeds from the offering of the 2029 Notes were $271,500, after initial purchaser discounts and other estimated offering expenses. The 2029 Notes are fully and unconditionally guaranteed on a joint, several and senior secured basis by certain of our subsidiaries and secured by a pledge of all of the respective equity interests of the subsidiary guarantors and first mortgage liens on 17 properties with an undepreciated carrying value, including lease intangibles, other assets and other liabilities, of $574,291 as of December 31, 2023. The 2029 Notes require semi-annual payments of interest only and are prepayable, at par plus accrued interest, after March 31, 2028.

Senior Unsecured Notes Redemption

In February 2024, we issued a notice of early redemption, at par plus accrued interest, of all of our $350,000 of 4.25% senior unsecured notes due 2024. The redemption is expected to take place in March 2024 and is conditioned upon our borrowing an amount under our revolving credit facility sufficient, together with the net proceeds from the offering of the 2029 Notes, to pay the redemption price on or prior to the redemption date.

The required principal payments due during the next five years and thereafter under all our outstanding consolidated debt as of December 31, 2023 were as follows:

Year	Principal Payment
2024	$ 555,000
2025	650,000
2026	300,000
2027	350,000
2028	123,487
Thereafter	615,833
Total	$2,594,320(1)

(1) Total consolidated debt outstanding as of December 31, 2023, net of unamortized premiums, discounts and issuance costs totaling $21,711, was $2,572,609.

None of our unsecured debt obligations require principal or sinking fund payments prior to their maturity dates.

We currently do not have sufficient sources of liquidity to repay our $650,000 senior unsecured notes due 2025 and are evaluating market-based alternatives to obtain debt financing. Based on the significant number of unencumbered properties in our portfolio, our successful history of obtaining debt financings and our current financing metrics, we believe it is probable that we can obtain new debt financing that will allow us satisfy the 2025 unsecured notes as they become due. We have also engaged Moelis & Company LLC as our financial advisor to assist in evaluating our options to address our upcoming debt maturities.

(dollars in thousands, except per share amounts)

Note 10. Fair Value of Assets and Liabilities

The following table presents certain of our assets measured at fair value at December 31, 2023, categorized by level of inputs as defined in the fair value hierarchy under GAAP, used in the valuation of each asset:

		Fair Value at Reporting Date Using		
Description	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Non-recurring Fair Value Measurements Assets				
Assets of properties held for sale[(1)]	$39,000	$ —	$39,000	$ —

(1) We recorded an impairment charge of $11,299 to reduce the carrying value of one property in our consolidated balance sheet to its estimated fair value less estimated costs to sell of $1,777, based on a negotiated sales price with a third party buyer (Level 2 input as defined in the fair value hierarchy under GAAP). See Note 4 for more information.

We recorded an impairment charge of $19,183 to fully write off our equity method investment in our 1750 H NW joint venture, based on our estimates of fair value of the investment which reflects implied pricing based on ongoing negotiations with the lender to this joint venture regarding the property (a Level 3 input as defined in the fair value hierarchy under GAAP). See Note 4 for more information.

In addition to the assets described above, our financial instruments include our cash and cash equivalents, restricted cash, rents receivable, accounts payable, a revolving credit facility, senior notes, mortgage notes payable, amounts due to related persons, other accrued expenses and security deposits. At December 31, 2023 and 2022, the fair values of our financial instruments approximated their carrying values in our consolidated financial statements, due to their short term nature or floating interest rates, except as follows:

	As of December 31, 2023		As of December 31, 2022	
Financial Instrument	Carrying Value[(1)]	Fair Value	Carrying Value[(1)]	Fair Value
Senior unsecured notes, 4.25% interest rate, due in 2024	$ 349,144	$ 331,510	$ 346,863	$ 331,601
Senior unsecured notes, 4.50% interest rate, due in 2025	646,266	510,445	642,818	589,388
Senior unsecured notes, 2.650% interest rate, due in 2026	298,464	185,934	297,839	232,770
Senior unsecured notes, 2.400% interest rate, due in 2027	348,086	196,147	347,466	256,606
Senior unsecured notes, 3.450% interest rate, due in 2031	396,614	199,060	396,178	268,004
Senior unsecured notes, 6.375% interest rate, due in 2050	156,904	83,916	156,711	113,075
Mortgage notes payable[(2)(3)]	172,131	179,813	49,917	49,099
Total	$2,367,609	$1,686,825	$2,237,792	$1,840,543

(1) Includes unamortized debt premiums, discounts and issuance costs totaling $21,711 and $24,208 as of December 31, 2023 and 2022, respectively.

(2) Balances as of December 31, 2022 include a mortgage note secured by one property with an outstanding principal balance of $50,000 that was repaid in June 2023.

(3) Balances as of December 31, 2023 include six mortgage notes issued during the year ended December 31, 2023 with an aggregate principal balance of $177,320.

We estimated the fair values of our senior unsecured notes (except for our senior unsecured notes due 2050) using an average of the bid and ask price of the notes (Level 2 inputs as defined in the fair value

(dollars in thousands, except per share amounts)

hierarchy under GAAP) as of the measurement date. We estimated the fair values of our senior unsecured notes due 2050 based on the closing price on Nasdaq (Level 1 inputs as defined in the fair value hierarchy under GAAP) as of the measurement date. We estimated the fair values of our mortgage notes payable using discounted cash flow analyses and currently prevailing market rates (Level 3 inputs as defined in the fair value hierarchy under GAAP) as of the measurement date. Because Level 3 inputs are unobservable, our estimated fair values may differ materially from the actual fair values.

Note 11. Shareholders' Equity

Share Awards

We have common shares available for issuance under the terms of our Amended and Restated 2009 Incentive Share Award Plan, or the 2009 Plan. During the years ended December 31, 2023, 2022 and 2021, we awarded to our officers and other employees of RMR annual share awards of 210,300, 141,200 and 117,800 of our common shares, respectively, valued at $1,211, $2,470 and $2,994, in aggregate, respectively. We also awarded each of our then Trustees 3,500 of our common shares in each of 2023, 2022 and 2021 as part of their annual compensation. These awards had aggregate values of $249 ($28 per Trustee), $593 ($66 per Trustee) and $837 ($105 per Trustee) in 2023, 2022 and 2021, respectively. The values of the share awards were based upon the closing price of our common shares trading on Nasdaq on the date of award. The common shares awarded to our officers and certain other employees of RMR vest in five equal annual installments beginning on the date of award. The common shares awarded to our Trustees vest immediately. We recognize share forfeitures as they occur and include the value of awarded shares in general and administrative expenses ratably over the vesting period.

A summary of shares awarded, forfeited, vested and unvested under the terms of the 2009 Plan for the years ended December 31, 2023, 2022 and 2021, is as follows:

	2023		2022		2021	
	Number of Shares	Weighted Average Grant Date Fair Value	Number of Shares	Weighted Average Grant Date Fair Value	Number of Shares	Weighted Average Grant Date Fair Value
Unvested at beginning of year	231,301	$21.47	182,224	$26.23	157,521	$29.26
Awarded	241,800	$ 6.04	172,700	$17.74	145,800	$26.28
Forfeited	(3,700)	$17.31	(1,900)	$25.97	(700)	$25.97
Vested	(180,720)	$16.00	(121,723)	$23.24	(120,397)	$30.24
Unvested at end of year	288,681	$12.01	231,301	$21.47	182,224	$26.23

The 288,681 unvested shares as of December 31, 2023 are scheduled to vest as follows: 98,241 shares in 2024, 83,620 shares in 2025, 65,160 shares in 2026 and 41,660 shares in 2027. As of December 31, 2023, the estimated future compensation expense for the unvested shares was $3,042. The weighted average period over which the compensation expense will be recorded is approximately 23 months. During the years ended December 31, 2023, 2022 and 2021, we recorded $2,257, $2,905 and $2,868, respectively, of compensation expense related to the 2009 Plan. At December 31, 2023, 657,860 of our common shares remained available for issuance under the 2009 Plan.

Share Purchases

During the years ended December 31, 2023, 2022 and 2021, we purchased 48,329, 30,821 and 37,801 of our common shares, respectively, valued at weighted average share prices of $6.08, $17.54 and $26.55 per common share, respectively, from certain of our current and former Trustees and officers and certain current and former officers and employees of RMR in satisfaction of tax withholding and payment obligations in connection with the vesting of awards of our common shares.

(dollars in thousands, except per share amounts)

Distributions

During the years ended December 31, 2023, 2022 and 2021, we paid distributions on our common shares as follows:

Year	Annual Per Share Distribution	Total Distributions	Characterization of Distributions: Return of Capital	Characterization of Distributions: Ordinary Income	Characterization of Distributions: Qualified Dividend
2023	$1.30	$ 63,187	100.00%	—%	—%
2022	$2.20	$106,630	62.68%	37.32%	—%
2021	$2.20	$106,368	—%	100.00%	—%

On January 11, 2024, we declared a quarterly cash distribution payable to common shareholders of record on January 22, 2024 in the amount of $0.01 per share, or approximately $490. We expect to pay this distribution on or about February 15, 2024.

OPI Performance Chart

The graph below shows the cumulative total shareholder return on our common shares (assuming a $100 investment on December 31, 2018) for the past five years as compared with (a) the MSCI U.S. REIT/Office REIT Index, (b) the MSCI U.S. REIT Index, and (c) the Standard & Poor's 500 Index, or the S&P 500. The graph assumes reinvestment of all cash distributions.

Note: FactSet is the data source.



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CORPORATE INFORMATION

EXECUTIVE OFFICES

Office Properties Income Trust
Two Newton Place
255 Washington Street, Suite 300
Newton, Massachusetts 02458-1634
(617) 219-1440
www.opireit.com

OFFICERS

Yael Duffy
President and Chief Operating Officer

Brian E. Donley
Chief Financial Officer and Treasurer

Jennifer B. Clark
Secretary

INVESTOR RELATIONS

Kevin P. Barry
Senior Director, Investor Relations

MANAGER

The RMR Group LLC
Two Newton Place
255 Washington Street, Suite 300
Newton, Massachusetts 02458-1634

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Deloitte & Touche LLP
200 Berkeley Street
Boston, Massachusetts 02116

COUNSEL

Sullivan & Worcester LLP
One Post Office Square
Boston, Massachusetts 02109

STOCK TRANSFER AGENT AND REGISTRAR

Equiniti Trust Company
EQ Shareowner Services
1110 Centre Pointe Curve, Suite 101
Mendota Heights,
Minnesota 55120-4100
(855) 235-0844
www.shareowneronline.com

SENIOR NOTES TRUSTEE AND REGISTRAR

U.S. Bank Trust Company,
National Association
Corporate Trust Services
One Federal Street
Boston, Massachusetts 02110

ANNUAL MEETING

Our annual meeting of shareholders will be held virtually on Thursday, June 13, 2024 at 9:30 a.m.

AVAILABLE INFORMATION

A copy of our 2023 Annual Report on Form 10-K, including the financial statements and schedule (excluding exhibits), as filed with the Securities and Exchange Commission, can be obtained without charge through our website at www.opireit.com.

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* Member of the Audit Committee.

\+ Member of the Compensation Committee.

% Member of the Nominating and Governance Committee.



OFFICE PROPERTIES
INCOME TRUST

Two Newton Place
255 Washington Street, Suite 300
Newton, Massachusetts 02458-1634
(617) 219-1440
www.opireit.com